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EXHIBIT 4.

FIRST AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF MARCH 3, 2004

AMONG

ABER DIAMOND MINES LTD.
ABER DIAMOND CORPORATION
AS BORROWERS AND GUARANTORS

AND

THE BANK OF NOVA SCOTIA
AS ADMINISTRATIVE AGENT

AND

CANADIAN IMPERIAL BANK OF COMMERCE
AS TECHNICAL AGENT AND SYNDICATION AGENT

AND

BANK OF MONTREAL
AS COLLATERAL AGENT AND DOCUMENTATION AGENT

AND

THE BANKS AND OTHER FINANCIAL INSTITUTIONS
NAMED ON THE EXECUTION PAGES HEREOF
AND SUCH OTHER BANKS AND
FINANCIAL INSTITUTIONS AS MAY
BECOME LENDERS FROM TIME TO TIME
AS LENDERS

i

SCHEDULES

SCHEDULE I	—	PREPAYMENT DETAILS
SCHEDULE "A"	—	OWNERSHIP AND INVESTMENT STRUCTURE
SCHEDULE "B"	—	APPROVED HEDGE PROGRAM LIMITS
SCHEDULE "C"	—	APPROVED INDEPENDENT EXPERTS
SCHEDULE "D"	—	MANAGER'S MONTHLY OPERATING REPORT
SCHEDULE "E"	—	MINIMUM INSURANCE COVERAGE SUMMARY
SCHEDULE "F"	—	FORM OF NOTICE OF BORROWING
SCHEDULE "G"	—	FORM OF OFFICER'S CERTIFICATE
SCHEDULE "H"	—	FORM OF OPINIONS OF BORROWERS' COUNSEL AND ADM'S NWT COUNSEL
SCHEDULE "I"	—	FORM OPINION OF LENDERS' COUNSEL
SCHEDULE "J"	—	DDMI AGREEMENT
SCHEDULE "K"	—	INDEPENDENT CONSULTANTS
SCHEDULE "L"	—	FORM OF ADM ANNUAL FINANCIAL COMPLIANCE CERTIFICATE
SCHEDULE "M"	—	FORM OF ADC ANNUAL FINANCIAL COMPLIANCE CERTIFICATE
SCHEDULE "N"	—	FORM OF QUARTERLY FINANCIAL COMPLIANCE CERTIFICATE
SCHEDULE "O"	—	FORM OF PRICING COMPLIANCE CERTIFICATE
SCHEDULE "P"	—	FORM OF ANNUAL AUDITED PRICING CERTIFICATE
SCHEDULE "Q"	—	FORM OF QUARTERLY PRICING CERTIFICATE
SCHEDULE "R"	—	APPROVED INDEPENDENT EXPERT REVIEW PROCEDURES
SCHEDULE "S"	—	APPROVED INDEPENDENT CONSULTANTS
SCHEDULE "T"	—	SUMMARY OF TERMS OF INTERCREDITOR AGREEMENT
SCHEDULE "U"	—	FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT
SCHEDULE "V"	—	ADM/ABER INTERNATIONAL CREDIT POLICY
SCHEDULE "W"	—	SHIPMENT AND DELIVERY TERMS AND CONDITIONS REGARDING SALES UNDER ABER INTERNATIONAL ROUGH DIAMOND SUPPLY AGREEMENT
SCHEDULE "X"	—	SHIPMENT AND DELIVERY TERMS AND CONDITIONS REGARDING DIRECT SALES
SCHEDULE "Y"	—	ORIGINAL SECURITY DOCUMENTS

FIRST AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF MARCH 3, 2004.

AMONG:	ABER DIAMOND MINES LTD., as borrower and as guarantor ("ADM" or a "Borrower")
AND:	ABER DIAMOND CORPORATION, as borrower and as guarantor ("ADC" or a "Borrower")
AND:	THE BANK OF NOVA SCOTIA ("BNS"), as administrative agent (in such capacity, the "Administrative Agent")
AND:	CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC"), as technical agent (in such capacity, the "Technical Agent") and as syndication agent (in such capacity, the "Syndication Agent")
AND:	BANK OF MONTREAL ("BMO"), as collateral agent (in such capacity, the "Collateral Agent") and documentation agent (in such capacity, the "Documentation Agent")
AND:
THE BANKS AND OTHER FINANCIAL INSTITUTIONS NAMED AS LENDERS ON THE EXECUTION PAGES HEREOF AND SUCH OTHER BANKS AND FINANCIAL INSTITUTIONS AS MAY BECOME LENDERS FROM TIME TO TIME (in such capacities, collectively, the "Lenders")

W I T N E S S E T H:

        WHEREAS Kennecott Canada Inc. (which assigned all of its right, interest and benefit therein and obligations thereunder to Diavik Diamond Mines Inc.) and Aber Resources Ltd. (which assigned all of its right, interest and benefit therein and obligations thereunder to ADM) entered into a joint venture agreement made as of March 23, 1995 as amended by amending agreements dated December 1, 1995 and January 17, 2002, pursuant to which they established a joint venture for the purpose of conducting exploration, development and mining activities on certain properties located in the Mackenzie Mining District in the Northwest Territories;

        AND WHEREAS ADM and DDMI have the following Participating Interests (as defined herein) in the Joint Venture:

        ADM      —    40%

        DDMI    —    60%

        AND WHEREAS, ADM financed its share of the costs relating to the Project pursuant to a credit agreement dated as of January 25, 2002 among ADM, as borrower, ADC, Aber Finance Inc., Aber Technical Services Inc., Aber Fifth Avenue Corporation and Aber Diamond Marketing, S.à r.l., as guarantors, Royal Bank of Canada, as administrative agent, CIBC, as technical agent, BMO, as collateral agent, Deutsche Bank AG Canada Branch, as insurance agent, and the banks and other financial institutions named as lenders on the execution pages thereof and such other banks and financial institutions as may become lenders from time to time (collectively, the "Original Syndicate Lenders"), as amended by a First Amendment to Credit Agreement dated as of September 27, 2002, a Second Amendment to Credit Agreement dated as of April 30, 2003, a Consent and Third Amendment to Credit Agreement dated as of April 30, 2003 and a Fourth Amendment to Credit Agreement dated as of October 30, 2003 (collectively, the "Original Credit Agreement");

        AND WHEREAS ADM issued a notice dated February 27, 2004 to Royal Bank of Canada, as original administrative agent under the Original Credit Agreement (the "Original Administrative Agent"), that on March 3, 2004 it intended to make a prepayment (the "Prepayment") of US$99,086,956 of the US$215,000,000 principal amount outstanding to the Original Syndicate Lenders under the Original Credit Agreement, as more specifically described in Part I of Schedule I hereto;

        AND WHEREAS each of the Original Syndicate Lenders that is a Lender (each, a "Continuing Lender") waived its right to its pro rata portion of the Prepayment by waiver dated February 27, 2004;

        AND WHEREAS, in order to facilitate the Prepayment, BNS (the "Daylight Lender") agreed to make a loan to ADM in a principal amount of US$131,000,000 on the date of the Prepayment pursuant to a daylight loan agreement dated as of the date hereof among ADM and the Daylight Lender (the "Daylight Loan Agreement"), provided that (i) the Original Credit Agreement shall be amended by a fifth amendment thereto dated as of the date hereof (the "Fifth Amendment to Credit Agreement") immediately following the Prepayment, which shall (x) permit the incurring of such indebtedness by ADM under the Original Credit Agreement for the purposes of effecting such Prepayment and the release of certain reserve amounts under the Original Credit Agreement for purposes of repaying the indebtedness under the Daylight Loan Agreement, and (y) provide that the payment and performance of the obligations of ADM in respect of such indebtedness shall be secured by the Security Documents (as defined in the Original Credit Agreement), and (ii) Sections 6.1 (other than Section 6.1(q)) and 6.2 hereof shall have been satisfied in accordance with the terms and subject to the conditions set forth below;

        AND WHEREAS concurrently with the satisfaction of the conditions precedent to the advance under the Daylight Loan Agreement, ADM directed the Daylight Lender to pay the proceeds of the advance thereunder to the Original Administrative Agent for the purpose of making the Prepayment and the Original Administrative Agent made payments on account of such Prepayment to the Original Syndicate Lenders (other than the Continuing Lenders), as more specifically described in Part II of Schedule I hereto, and, accordingly, thereafter the Continuing Lenders remained the sole lenders under the Original Credit Agreement and the principal amount outstanding thereunder was US$115,913,044 (the "Original Facility Balance");

        AND WHEREAS the Original Administrative Agent resigned effective immediately after making such payments on account of the Prepayment and each of the Continuing Lenders appointed BNS as administrative agent under the Original Credit Agreement;

        AND WHEREAS the Fifth Amendment to Credit Agreement was entered into and amended the Original Credit Agreement as hereinbefore described;

        AND WHEREAS certain of the Continuing Lenders effected assignments of part of their respective commitments and loans outstanding under the Original Credit Agreement to certain of the other Continuing Lenders, as more particularly described in Part III of Schedule I hereto;

        AND WHEREAS ADM has asked the Lenders to amend and restate the terms of the Original Credit Agreement as hereinafter set forth and the Lenders have agreed to do so in this first amended and restated credit agreement;

        AND WHEREAS ADM is willing to grant security over all of its rights, properties and undertaking and is willing to guarantee, in each case in favour of the Collateral Agent for itself and on behalf of the other Agents and the Lenders, the due and punctual performance of the Obligations on the terms and conditions hereinafter set forth;

        AND WHEREAS ADC has asked the Lenders to provide commitments in respect of a revolving credit facility in favour of ADC on the terms hereinafter set forth and the Lenders are willing, on the terms and conditions hereinafter set forth and set forth in the other Loan Documents, to extend commitments to make available to ADC senior secured revolving loans in an aggregate amount not exceeding US$75,000,000;

        AND WHEREAS ADC is willing to grant security as more fully set forth hereinafter and is willing to guarantee, in each case in favour of the Collateral Agent for itself and on behalf of the other Agents and the Lenders, the due and punctual performance of the Obligations on the terms and conditions hereinafter set forth;

        NOW, THEREFORE for good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged by each party hereto, the parties hereto hereby agree to amend and restate the terms of the Original Credit Agreement so that the Original Credit Agreement, as so amended and restated, reads as follows:

ARTICLE 1
DEFINITIONS

1.1   Definitions

In this Agreement and the Schedules hereto, unless the context otherwise requires, the terms defined in the introduction of the parties, the recitals and other provisions hereof shall have, as herein used, the same meanings and:

"Abandonment" shall occur if, (a) for any reason other than a Force Majeure Event, the Joint Venture ceases all or substantially all production activities and ADM or the Manager expressly declares its intention that such activities not be resumed or (b) the Majority Lenders have declared the occurrence of an Abandonment pursuant to the last sentence of this definition. If (a) for reasons other than a Force Majeure Event, the Joint Venture ceases all or substantially all production activities and such cessation continues without interruption for 60 days or (b) due to a Force Majeure Event, the Joint Venture ceases all or substantially all production activities and such cessation continues without interruption for 90 days, then, in any such case any Lender shall have the right to deliver to ADM a notice requesting (A) a certificate from ADM to the effect that the Joint Venture intends to resume production activities as soon as possible and (B) the Joint Venture to resume such production activities. If (x) ADM does not deliver such certificate, or (y) subsequent to delivering such certificate (and, in the case of clause (b) of the preceding sentence only, notwithstanding the continuance of a Force Majeure Event or the effects thereof), the Joint Venture does not resume such production activities in either case, within 30 days after delivery of such notice from a Lender (or, if such resumption of production activities cannot reasonably be effected within such 30 day period, notwithstanding the Joint Venture's diligent efforts, such longer period of time as may be acceptable to the Majority Lenders in their sole discretion, provided that at all times the Joint Venture is diligently taking all necessary steps to permit it to resume such activities) or does not continue such activities for 120 consecutive days following such resumption, then the Majority Lenders shall have the right to declare that Abandonment has occurred.

"Aber International" means Aber International N.V. (formerly known as Aber Overseas N.V.).

"Aber International Rough Diamond Supply Agreement" means the supply agreement dated as of May 8, 2003 between ADM and Aber International, a certified copy of which is included in the Contract Binder.

"Acceptable Carrier" means Brink's Canada Limited or such other bonded carrier satisfactory to the Supermajority Lenders.

"Accommodation" means, in respect of a Borrower, (i) a Loan made to such Borrower by a Lender on the occasion of a Borrowing, and/or (ii) the creation and issue of Documentary Credits for the account of ADC by the L/C Issuing Bank pursuant to Article 5.

"Accommodation Date" means any Business Day on which an Accommodation is made hereunder.

"Accommodation Notice" means a Notice of Borrowing or an Issue Notice, as the case may be.

"Accommodations Outstanding" means, (a) in relation to any Borrower and any Lender at any time under a Credit Facility, an amount equal to the sum of (i) the aggregate principal amount of all outstanding Loans made by the Lender to such Borrower under a Credit Facility, and (ii) the contingent liability of such Lender in respect of the aggregate Face Amount of the Documentary Credits the L/C Issuing Bank has created and issued pursuant to Article 5; (b) in relation to any Borrower and all Lenders under a Credit Facility, the sum of the Accommodations Outstanding to each Lender in relation to such Borrower under such Credit Facility; and (c) in relation to both Borrowers and all Lenders under the Credit Facilities, the sum of the Accommodations Outstanding to all Lenders in relation to both Borrowers under the Credit Facilities. In determining Accommodations Outstanding, the foregoing amounts shall be expressed in US Dollars and each relevant Canadian Dollar amount shall be converted by the Administrative Agent, for the purposes of such calculation, into its Equivalent Amount in US Dollars as of the date of calculation.

"Accounts" means the accounts kept by the Administrative Agent pursuant to Section 3.4 to record the liabilities of the Borrowers to the Agents and each Lender under this Agreement.

"ADC" means Aber Diamond Corporation.

"ADC Newco" means 6019838 Canada Inc., a wholly-owned Subsidiary of ADC.

"ADC Security Documents" means such security documents as may from time to time be executed and delivered by ADC to the Collateral Agent for itself and on behalf of the other Agents, the Lenders and the Hedging Lenders as security for the Obligations of ADC and ADM and including, without limitation, a pledge of shares in the capital of ADM held by ADC and a security interest/assignment of all Indebtedness advanced by ADC in favour of ADM.

"ADM" means Aber Diamond Mines Ltd., a wholly-owned Subsidiary of ADC.

"ADM CapEx Portion" means, at any time after the Manager announces in any manner whatsoever a program of capital expenditures not disclosed in the then current Five Year Plan, the amount by which ADM's share of capital expenditures under such program exceeds US$30,000,000. The ADM CapEx Portion of any program of capital expenditures shall be adjusted to reflect any amendment to, or the cancellation of, such program, but shall not be adjusted solely because such Five Year Plan or any subsequent Five Year Plan thereafter discloses it.

"ADM Security Documents" means such security documents as may from time to time be executed and delivered by ADM to the Collateral Agent, for itself and on behalf of the other Agents and the Lenders or to a Lender or Lenders, as security from ADM for the Obligations of ADM and ADC, including, without limitation, the following:

  (a)
  general security agreement (covering all assets except ADM's interest under the Joint Venture Agreement);

  (b)
  pledge, assignment and security interest by ADM of its rights (including its Participating Interest and any Net Profit Royalty or Assets to which ADM may become entitled) under the Joint Venture Agreement;

  (c)
  assignments of ADM's rights under all Material Project Documents;

  (d)
  a security interest/assignment of the Proceeds Account;

  (e)
  security under Section 426 of the Bank Act (granted to each qualifying Lender);

  (f)
  security under Section 427 of the Bank Act (granted to each qualifying Lender);

  (g)
  the Belgian Security; and

  (h)
  any security or other similar documents delivered pursuant to Section 11.2(t).

"ADM's NWT Counsel" means Peterson, Stang & Malakoe, or such other firm of barristers and solicitors selected by ADM and acceptable to the Administrative Agent, acting reasonably.

"Administrative Agent" has the meaning attributed thereto in the introduction of the parties.

"Administrative Agent Advance Date" has the meaning attributed thereto in Section 4.4(a).

"Administrative Agent's Main Branch" means The Bank of Nova Scotia, [address deleted].

"Administrative Agent's USD Account for Payments" means:

THE BANK OF NOVA SCOTIA NEW YORK AGENCY
[account # deleted]

"Affected Lender" has the meaning attributed thereto in Section 9.7(a).

"Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any compensation, welfare or similar plan). For purposes of this definition, a Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power:

  (a)
  to vote 30% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners of such Person; or

  (b)
  to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Agents" means, collectively, the Administrative Agent, the Technical Agent, the Syndication Agent, the Documentation Agent and the Collateral Agent.

"Agreement" means this agreement and any amendments or supplements to it.

"AI Marketing Services Agreement" means the marketing services agreement dated as of February 27, 2004 between ADM and Aber International, a certified copy of which is included in the Contract Binder.

"Annual Audited Pricing Certificate" has the meaning attributed thereto in Section 11.1(q)(iv).

"Annual Loan Coverage Ratio" or "ALCR" means, at any time, the ratio of (a) the Cash Flow from Operations after Capital Expenditures, cash reclamation expenditures and cash taxes of ADM calculated on a consolidated basis for each 12 month period from the date of determination to the final maturity date of any of the Indebtedness of or guaranteed by ADM referred to in (b) below pursuant to the Financial Model, plus the amount of any reserves, including any Capital Costs Reserve Amount, set aside by ADM for the purpose of financing ADM's portion of capital expenditures of the Joint Venture (but excluding, for such 12 month period, such amounts, if any, in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures, for such 12 month period, that are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture) and which are held in the Proceeds Account or another segregated account subject to a first-ranking Lien in favour of the Collateral Agent (with such reserves to be applied, for modeling purposes, on a pro rata basis in respect of each 12 month period in which the corresponding Capital Expenditures are expected to be incurred), to (b) the sum of the total amount payable on account of Scheduled Debt Service Payments determined on a consolidated basis (assuming the Revolving Credit Facility and all other revolving credit facilities of or guaranteed by ADM are fully drawn) for each 12 month period from the date of determination to the final maturity date of the Indebtedness referred to in this item (b) less, for such 12 month period, such amounts (if any) in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures, for such 12 month period, that are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture.

"Applicable Law" means, with respect to any Person or matter, any statute, law, rule, treaty, convention, regulation, order, decree, request, determination or other requirement of any Governmental Agency (whether or not having the force of law) relating to such Person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof.

"Applicable Lending Office" shall mean, for each Lender, the "Lending Office(s)" of such Lender designated on the signature pages hereof or such other office(s) or branch(es) of such Lender as such Lender may from time to time specify to the Administrative Agent and the Borrowers (such change in designation to be effected only with the consent of the Borrowers if the proposed Applicable Lending Office is located outside of Canada or if the designation of a different Applicable Lending Office would, at the time of designation, result in the payment of increased costs by the Borrowers under Section 9.2 or 9.3 in excess of costs otherwise due to such Lender, by reason of legal or regulatory requirements in effect and applicable to the different Applicable Lending Office as at the time of such designation, provided that no such consent of the Borrowers shall be required if such designation of a different Applicable Lending Office is necessitated by the closure without replacement in the jurisdiction of an existing Applicable Lending Office or by any Regulatory Change making it illegal for a Lender to continue funding Loans through an existing Applicable Lending Office) as the office(s) or branch(es) by which its Accommodations are to be made and maintained, provided that, if any Lender at any time so designates more than one "Lending Office", the "Applicable Lending Office" for such Lender with respect to any specific Accommodation (or portion thereof) held by such Lender shall be the "Lending Office" designated on the books of such Lender as the Lending Office for such Accommodation (or portion thereof).

"Applicable Margin" means, for any period prior to September 15, 2004 in the case of a Libor Loan, 2.125% and, in the case of a US Base Rate Canada Loan, 1.125%; and for any subsequent period, if the Debt to Free Cash Flow Ratio (calculated on a consolidated basis) is:

  (a)
  less than or equal to 0.60:

  (i)
  in the case of a Libor Loan, 1.50%; and

  (ii)
  in the case of a US Base Rate Canada Loan, 0.50%;

  (b)
  greater than 0.60 and less than or equal to 0.75:

  (i)
  in the case of a Libor Loan, 1.75%; and

    (ii)
    in the case of a US Base Rate Canada Loan, 0.75%;

  (c)
  greater than 0.75 and less than or equal to 1.25:

  (i)
  in the case of a Libor Loan, 2.00%; and

  (ii)
  in the case of a US Base Rate Canada Loan, 1.00%;

  (d)
  greater than 1.25 and less than or equal to 1.75:

  (i)
  in the case of a Libor Loan, 2.125%; and

  (ii)
  in the case of a US Base Rate Canada Loan, 1.125%;

  (e)
  greater than 1.75 and less than or equal to 2.00:

  (i)
  in the case of a Libor Loan, 2.375%; and

  (ii)
  in the case of a US Base Rate Canada Loan, 1.375%; and

  (f)
  greater than 2.00:

  (i)
  in the case of a Libor Loan, 2.625%; and

  (ii)
  in the case of a US Base Rate Canada Loan, 1.625%.

"Appropriate Officer" means, in relation to ADM or ADC, the President, the Chief Financial Officer or the Controller.

"Approval" means each and every approval, authorization, license, permit, consent, filing and registration by or with any Governmental Agency necessary to authorize or permit the operation of the Project, the execution, delivery or performance of this Agreement or any Other Document or for the validity or enforceability hereof or thereof.

"Approved Hedge Program Agreements" means the ISDA Master Agreements including related schedules and confirmations which govern the Hedging Transactions entered into in accordance with and subject to Section 11.2(c) and the Approved Hedge Program Limits.

"Approved Hedge Program Limits" means, in relation to a Borrower, the permitted scope of its foreign exchange and interest rate hedging program including, without limitation, hedging limits, terms, forms of agreements, permitted counterparties and restrictions all as more particularly described in Schedule "B" hereto.

"Approved Independent Expert" means one of the firms designated as Approved Independent Experts on Schedule "C" hereto as same may be replaced in accordance with Section 11.1(bb).

"Assets" has the meaning ascribed thereto in the Joint Venture Agreement.

"Assignment and Acceptance Agreement" has the meaning attributed thereto in Section 16.3(a)(vi).

"ATS" means Aber Technical Services Inc..

"Auditors" means KPMG LLP or such other independent public accounting firm of recognized international standing selected by the Borrowers and acceptable to the Majority Lenders, acting reasonably.

"Authorized Signatory" in relation to ADC or ADM and any communication to be made or document to be executed or certified by it, means at any time a Person who is at such time duly appointed as such by ADC or ADM in a manner acceptable to the Administrative Agent, acting reasonably.

"Belgian Security" has the meaning attributed thereto in Section 11.1(ee)(i).

"Beneficiary" means, in respect of any Documentary Credit, the beneficiary named in such Documentary Credit.

"Borrowers" means ADM and ADC.

"Borrowers' Counsel" means Stikeman Elliott, or such other firm of barristers and solicitors selected by the Borrowers and acceptable to the Administrative Agent, acting reasonably.

"Borrowing" means a utilization of a Credit Facility by way of one or more Loans made by one or more of the Lenders.

"Borrowing Date" means any date for the making of a Loan as specified in the Notice of Borrowing therefor.

"Business Day" means:

  (a)
  in respect of Loans available by way of Libor Loans and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in US$ deposits in the London interbank market and which is also a day on which banks are generally open for business in London (England), New York, Montreal and Toronto; and

  (b)
  for all other purposes, a day on which banks are generally open for business in London (England), New York, Montreal and Toronto.

"Canadian Dollar" or "Cdn.$" or means the lawful currency of Canada.

"Capital Costs Reserve Amount" means, at all times prior to a Capital Costs Reserve Date, nil, and at all times after a Capital Costs Reserve Date, an amount equal to the amount by which the ADM CapEx Portion exceeds 50% of Discounted Cash Flow from Operations less the total amount payable on account of scheduled payments of principal, interest and other amounts due under all Indebtedness of or guaranteed by ADM (including, without duplication, Indebtedness in respect of the Credit Facilities) determined on a consolidated basis (assuming the Revolving Credit Facility and all other credit facilities of or guaranteed by ADM are fully drawn) for the period, in all cases, from the date of determination of the ADM CapEx Portion to the completion date of the capital expenditure program described in the definition of ADM CapEx Portion.

"Capital Costs Reserve Date" means the date that is the earlier of:

  (a)
  45 days from the date of determination of the ADM CapEx Portion; and

  (b)
  the date on which the ADM CapEx Portion is required to be paid pursuant to the Joint Venture Agreement.

"Capital Expenditures" means, without duplication, for any period and with respect to any Person, the sum of:

  (a)
  the aggregate amount of all expenditures of such Person for fixed or capital assets made or to be made during such period which would be classified as capital expenditures (including any financing costs and related fees, charges and expenses); and

  (b)
  the aggregate amount of all Capitalized Lease Liabilities incurred or to be incurred during such period.

"Capitalized Lease Liabilities" means all monetary obligations of any Person under any leasing or similar arrangement which would be classified as capitalized leases and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capped Owner's Costs" means the following expenses which are capped at the maximum amount noted in this definition:

  (a)
  amounts actually payable by ADM to ADC for consulting and administrative services up to a maximum amount of US$7,500,000 per annum (subject to an annual inflation adjustment of 2%); and

  (b)
  amounts actually payable by ADM to ATS for sorting services or payable to ADC, ATS or Aber International for marketing services up to a maximum aggregate amount of US$5,000,000 per annum (subject to an annual inflation adjustment of 2%) plus 3% of gross revenues from the sale of Product per annum.

"Cash Call Reserve Amount" means an amount equal to the sum of (i) all estimated Manager's Cash Calls (including, without limitation, Operating Expenses, Maintenance Capital Expenditures and other Capital Expenditures) payable within the 60 day period following the date of determination, plus (ii) all estimated Owner's Costs payable within the 60 day period following the date of determination.

"Cash Flow from Operations" means, for any period, the sum of ADM's net income plus, to the extent deducted in determining such net income, Interest Expense plus or minus, as the case may be, items not affecting cash flow from operations (being depreciation, amortization, future provision of income tax expenses and recoveries, foreign currency exchange gains and losses and other similar items) as reported prior to the change in non-cash operating working capital on ADM's consolidated statement of cash flow prepared in accordance with GAAP, in respect of any historical period, and as reported on the Financial Model as operating cash flow plus interest earned in accordance with GAAP, in respect of any projected period.

"Change in Control" means, with respect to ADC, a Person or a group of Persons acting jointly or in concert or in partnership with such Person becoming, as a result of a tender or exchange offer, open market purchases, privately negotiated sales or otherwise, the beneficial owner of securities of ADC representing more than 50% of the combined voting power of the outstanding securities of ADC having the right to vote for the election of directors.

"Closing Date" means the Business Day on which the initial Accommodation is made hereunder.

"Collateral Agent" has the meaning attributed thereto in the introduction of the parties.

"Constating Document" means with respect to (a) ADM, its Articles of Continuance dated September 3, 1998 and (b) ADC, the Articles of Amalgamation of Aber Resources Ltd. (now ADC) dated April 19, 1994 and the certificate of change of name dated August 3, 2000 and the articles of continuance dated July 12, 2002, a certified copy of foregoing items (a) and (b) being contained in the Contract Binder.

"Contingent Liability" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss, to furnish funds for the maintenance of net worth, working capital or earnings of any Person or to purchase any products, properties or services of any Person primarily to enable such Person to pay any obligation or to assure any creditor against any loss) the debt, obligation, or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of such Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum outstanding principal amount, if larger) of the debt, obligation, or other liability guaranteed thereby or, if such principal amount is not stated therein, or determinable pursuant to the provisions thereof, the maximum liability reasonably anticipated in respect thereof as determined in good faith by the Person obligated thereunder to the reasonable satisfaction of the Administrative Agent.

"Contract Binder" means the binder or box of documents, contracts or agreements or copies thereof identified as such, delivered and certified by an Appropriate Officer of ADM, to Lenders' Counsel concurrently with the execution of this Agreement under cover letter dated as of the date of execution hereof as such Contract Binder may be updated or supplemented from time to time in accordance with Section 11.1(h).

"Contractual Obligation" means, relative to any Person, any provision of any security issued by such Person or of any Instrument or undertaking to which such Person is a party.

"Conversion Date" means the date a Borrower has notified the Administrative Agent to be the date on which a Libor Loan has been converted to a US Base Rate Canada Loan pursuant to Section 3.3 and Article 9 or a US Base Rate Canada Loan has been converted to a Libor Loan pursuant to Section 3.3.

"Costs" has the meaning ascribed thereto in the Joint Venture Agreement.

"Credit Facilities" means the Term Facility and the Revolving Credit Facility.

"Current Assets" means at any date the amount at which the assets of ADM realizable within one year of such date would be shown on a consolidated balance sheet of ADM as at such date (including all cash balances or Permitted Investments held to the credit of ADM in the Proceeds Account), determined in accordance with GAAP.

"Current Liabilities" means at any date the amount at which the liabilities of ADM falling due within one year of such date (including the current portion of the Revolving Credit Facility and any other Indebtedness guaranteed by ADM) would be shown on a consolidated balance sheet of ADM as at such date, determined in accordance with GAAP.

"Daylight Lender" has the meaning attributed to it in the sixth recital of this Agreement.

"Daylight Loan Agreement" has the meaning attributed to it in the sixth recital of this Agreement.

"DDMI" means Diavik Diamond Mines Inc..

"Debt to Free Cash Flow Ratio" means, at any time, the ratio of (a) the Accommodations Outstanding under the Credit Facilities and, without duplication, all other Indebtedness of or guaranteed by ADM determined on a consolidated basis less the Debt Reserve Amount on deposit in the Proceeds Account or another segregated account subject to a first-ranking Lien in favour of the Collateral Agent, to (b) Net Cash Flow from Operations during the preceding 12 month period determined on a consolidated basis, provided that in respect of the calculation of such ratio (x) as at the end of the Fiscal Quarter ended January 31, 2004 only, such ratio shall be calculated, on a consolidated basis, by multiplying Net Cash Flow from Operations during the six month period ended on January 31, 2004 by 2; and (y) as at the end of the Fiscal Quarter ended April 30, 2004 only, such ratio shall be calculated, on a consolidated basis, by multiplying Net Cash Flow from Operations during the nine month period ended on April 30, 2004 by 4/3.

"Debt Reserve Amount" means an amount equal to the sum of (i) all estimated interest payments and scheduled principal repayments due under the Term Facility within the six month period following the date of determination, plus (ii) all estimated interest payments plus any mandatory payments of principal required as a result of any reduction of the Revolving Credit Facility pursuant to Section 7.4 hereof due within the six month period following the date of determination (assuming the Revolving Credit Facility is fully drawn), plus (iii) estimated interest payments and scheduled principal repayments due within the six month period following the date of determination under any Indebtedness of or guaranteed by ADM (assuming any revolving credit facilities are fully drawn) and ranking pari passu with the Credit Facilities.

"Default" means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

"Diamond Market Consultant" means WWW International Diamond Consultants Limited or any replacement therefor pursuant to Section 11.1(aa).

"Discount Rate" means the greater of (i) 8%, and (ii) the sum of LIBOR plus the Applicable Margin for Libor Loans at the time of calculation.

"Discounted Cash Flow from Operations" means, for any projected period, the projected Cash Flow from Operations for such period after Capital Expenditures, cash reclamation expenditures and cash taxes, as shown in the Financial Model, discounted as at the date of determination using the Discount Rate.

"Documentary Credit" means a commercial letter of credit, standby letter of credit or letter of guarantee issued or to be issued by the L/C Issuing Bank for the account of ADC pursuant to Article 5.

"Documentation Agent" has the meaning attributed thereto in the introduction of the parties.

"Dollars", "US Dollar" or "US$" means the lawful currency of the United States.

"Due Date" has the meaning attributed thereto in Section 2.11.

"Effective Date" has the meaning attributed thereto in Section 2.11.

"Eligible Assignee" means (i) a Lender; (ii) an Affiliate of a Lender; (iii) a commercial bank organized under the laws of Canada or the United States, or any province or state thereof, and having a combined capital and surplus of at least US$100,000,000 or the Equivalent Amount; (iv) a savings and loan association or savings bank organized under the laws of the United States, or any state thereof, and having a combined capital and surplus of at least US$100,000,000 or the Equivalent Amount; (v) a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow, or a political subdivision of any such country, and having a combined capital and surplus of at least US$100,000,000 or the Equivalent Amount, so long as such bank is acting through a branch or agency located in the country in which it is organized or another country that is described in this clause (v); (vi) the central bank of any country that is a member of the Organization for the Economic Cooperation and Development; (vii) a finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) that is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business and having a combined capital and surplus of at least US$100,000,000 or the Equivalent Amount; (viii) any entity to whom an assignment under Section 16.3 is to be made in connection with a securitization of, among other things, all or a portion of the amounts payable to or for the benefit of the assigning Lender under the Loan Documents; and (ix) any other entity approved by the Administrative Agent acting on the instructions of the Supermajority Lenders; provided, however, that neither ADM, ADC, DDMI, Rio Tinto plc nor an Affiliate of any of them shall qualify as an Eligible Assignee.

"Environmental Agreement" means the Environmental Agreement entered into by DDMI with respect to the Project dated as of March 8, 2000 as the same may be amended, supplemented, replaced, revised or updated from time to time, a certified copy of which, as in effect on the date hereof, is included in the Contract Binder.

"Environmental Damages" has the meaning attributed thereto in Section 13.2(a).

"Environmental Law" means, with respect to any Person, any Applicable Law relating to or imposing liability or standards of conduct concerning public health and safety and the protection of the environment that is applicable to such Person.

"Environmental Management Plans" has the meaning attributed thereto in the Environmental Agreement.

"Environmental Plans and Programs" has the meaning attributed thereto in the Environmental Agreement.

"Equivalent Amount" means on any date, the amount of US$ into which an amount of Canadian Dollars can be converted or the amount of Canadian Dollars into which an amount of US$ may be converted by applying the Administrative Agent's noon rate.

"Event of Default" has the meaning attributed thereto in Section 12.1.

"Extended Full Limit Period" has the meaning attributed thereto in Section 7.3(c) hereof.

"Face Amount" means, in respect of a Documentary Credit, the maximum principal amount which the L/C Issuing Bank is liable to pay to the Beneficiary.

"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Fee Letters" means the letter agreements entered into between ADM, ADC and each of the Agents to provide for the payment of fees and expenses to the applicable agent which are customary for a transaction of the type contemplated in this Agreement, as such letter agreements may be amended from time to time by ADM, ADC and the Agents acting reasonably.

"Fees" means the fees payable by the Borrowers hereunder, including the fees to the lead arrangers, underwriters, Lenders, Agents, counsel and consultants as required by Section 6.1(c).

"Fifth Amendment to Credit Agreement" has the meaning attributed to it in the sixth recital of this Agreement.

"Final Maturity Date" means, in respect of the Term Facility, December 15, 2008 and, in respect of the Revolving Credit Facility, December 15, 2008 or such later date as may be required pursuant to Section 7.3(c).

"Financial Model" means the financial model delivered on the Closing Date pursuant to Section 6.1(j) hereof, a copy of which is included in the Contract Binder, and each of ADM's subsequent financial models, as updated and modified from time to time in accordance with Section 11.1(y).

"Fiscal Quarter" means any quarter of a Fiscal Year.

"Fiscal Year" means, with respect to (i) ADM or ADC, any period of twelve consecutive calendar months ending on January 31, and references to a Fiscal Year of ADM or ADC with a number corresponding to any calendar year (e.g., the "2001 Fiscal Year") refer to the Fiscal Year of such Person ending on the January 31 of the next following calendar year, and (ii) the Joint Venture, any period of twelve consecutive calendar months ending on December 31, and references to a Fiscal Year of the Joint Venture with a number corresponding to any calendar year (e.g., the "2001 Fiscal Year") refer to the Fiscal Year of the Joint Venture ending on the December 31 of that calendar year.

"Five Year Plan" means the mine plan for the first five years of the operation of the Project dated November 2003 prepared by the Manager and reviewed and approved by the Independent Engineer, accepted by the Technical Agent acting on behalf of Lenders and incorporated into the Financial Model as updated and modified from time to time and delivered by the Manager in accordance with the Joint Venture Agreement, as provided in Section 11.1(y).

"Force Majeure Event" means any event, whether foreseeable or unforeseeable, beyond a Person's reasonable control and which could not, by a Person's reasonable best efforts, have been avoided, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any Governmental Agency; judgments or orders of any court; inability to obtain on reasonable acceptable terms any Approval or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Law; acts or war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, mudslide, storm, avalanche, sink holes, volcanic eruption, drought or other adverse weather condition. For greater certainty a Person's lack of funds or inability to raise funds does not constitute a Force Majeure Event.

"Full Limit Period" has the meaning attributed thereto in Section 7.3(a) hereof.

"GAAP" means generally accepted accounting principles applied in Canada.

"Government Acts" has the meaning attributed thereto in Section 5.7(a).

"Governmental Agency" means any supranational, national, federal, state, provincial, regional or local government or governmental department, agency, commission or other similar entity.

"Guaranteed Obligations" has the meaning attributed thereto in Section 18.1(d).

"Hazardous Material" means any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law.

"Hedging Counterparties" means one or more Hedging Lenders.

"Hedging Lender" means any Lender or an Affiliate of a Lender which has entered into an Approved Hedge Program Agreement.

"Hedging Obligations" means all liabilities of a Hedgor under any Approved Hedge Program Agreements.

"Hedging Transaction" means any transaction represented by an agreement or confirmation implementing or otherwise relating to (a) currency swap agreements, option contracts, future contracts, options on future contracts, spot or forward contracts or other agreements to purchase or sell currency or any other hedging arrangements entered into by either Borrower to hedge its exposure to movements in the rates of exchange of currencies relating to operating costs, debt and construction costs and not for purposes of speculation; and (b) interest rate swaps, option contracts, future contracts, options on futures contracts, caps, floors, collars or any other hedging arrangements entered into by either Borrower to hedge its exposure to movements in interest rates on its debt and not for purposes of speculation.

"Hedgor" means such Borrower as is a party to any Approved Hedge Program Agreement.

"Historic Debt Service Coverage Ratio" or "HDSCR" means:

  (a)
  in respect of the six month period ending on January 31, 2004 only, the ratio of (i) Net Cash Flow from Operations plus Interest Expense during the preceding six month period determined on a consolidated basis to (ii) the sum of the total amount payable during such six month period on account of Scheduled Debt Service Payments determined on a consolidated basis;

  (b)
  in respect of the nine month period ending April 30, 2004 only, the ratio of (i) Net Cash Flow from Operations plus Interest Expense during the preceding nine month period determined on a consolidated basis to (ii) the sum of the total amount payable during such nine month period on account of Scheduled Debt Service Payments determined on a consolidated basis; and

  (c)
  thereafter, at any time, the ratio of (a) Net Cash Flow from Operations plus Interest Expense during the preceding 12 month period determined on a consolidated basis to (b) the sum of the total amount payable during such 12 month period on account of Scheduled Debt Service Payments determined on a consolidated basis.

"Impact and Benefit Agreements" means:

  (a)
  the participation agreement dated as of March 24, 2000 between DDMI and North Slave Metís Alliance;

  (b)
  the participation agreement dated as of April 6, 2000 between DDMI and Dogrib Treaty II Council;

  (c)
  the participation agreement dated as of October 26, 2000 between DDMI and the Yellowknives Dene First Nation;

  (d)
  the participation agreement dated as of September 23, 2001 between DDMI and the Kitikmeot Inuit Association; and

  (e)
  the participation agreement dated as of September 24, 2001 between DDMI and Lutsel K'e Dene Nation,

certified copies of which are contained in the Contract Binder.

"Indebtedness" of any Person means, without duplication:

  (a)
  all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, or other similar Instruments on which interest charges are customarily paid;

  (b)
  all obligations of such Person, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances and similar instruments, in each such case issued for the account of such Person;

  (c)
  all Capitalized Lease Liabilities;

  (d)
  net payment liabilities of such Person under all Hedging Obligations;

  (e)
  whether or not so included as liabilities, all obligations of such Person to pay the deferred purchase price of property or services secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and

  (f)
  all Contingent Liabilities of such Person in respect of any of the foregoing.

For purposes of any determination or calculation of financial ratios or the components thereof, Indebtedness permitted pursuant to Sections 11.2(b)(xii) and (xiii) shall not constitute Indebtedness. For the purpose of any determination or calculation based on the Indebtedness of ADM, Indebtedness shall exclude reclamation costs associated with the Project and the obligations of ADM in respect of any letter of credit or bond posted in respect of such costs, provided that Rio Tinto plc or any Affiliate thereof has posted such letter of credit or bond and any costs of such letter of credit or bond posted by Rio Tinto plc or any Affiliate and any cash reclamation expenses attributable to ADM are reflected in the then current Financial Model.

If ADM is required to post a letter of credit or bond in respect of its share of reclamation costs, then ADM's indemnification obligations in respect of such letter of credit or bond shall constitute Indebtedness.

"Indemnified Parties" has the meaning attributed thereto in Sections 13.2 and 13.3.

"Independent Consultants" means the Independent Engineer, the Insurance Consultant and the Diamond Market Consultant.

"Independent Engineer" means Roscoe Postle Associates Inc./Hatch Consulting Engineers or any replacement therefor pursuant to Section 11.1(aa).

"Instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed, or undertaken, or any Lien (or right or interest therein) is granted or perfected or purported to be granted or perfected.

"Insurance Consultant" means the Borrower's insurance consultant on the date hereof or any replacement therefor pursuant to Section 11.1(aa).

"Insurance Proceeds Account" has the meaning attributed thereto in Section 11.1(m)(vii).

"Insurance Report" has the meaning attributed thereto in Section 6.1(p).

"Interest Expense" means, for any period, the sum (without duplication) of all interest in respect of Indebtedness (including, for greater certainty, the imputed interest component of all Capitalized Lease Liabilities) deducted in determining net income for such period.

"Interest Payment Date" means, with respect to any US Base Rate Canada Loan, the last Business Day in each month.

"Issue" has the meaning attributed thereto in Section 5.1.

"Issue Date" has the meaning attributed thereto in Section 5.2.

"Issue Notice" has the meaning attributed thereto in Section 5.2.

"Joint Account" means the account of the Joint Venture maintained by the Manager pursuant to and in accordance with the provisions of the Joint Venture Agreement.

"Joint Venture" means the unincorporated joint venture by and between ADM and DDMI established pursuant to the Joint Venture Agreement.

"Joint Venture Agreement" means, collectively, the joint venture agreement made as of the March 23, 1995 between Kennecott Canada Inc. and ADC (then named Aber Resources Limited) as amended by amending agreement dated December 1, 1995 between the same parties, as subsequently assigned by Kennecott Canada Inc. to DDMI and by ADC to ADM, and as amended by the Second JVA Amending Agreement, all related to the ownership, development and operation of the Project, certified copies of which are contained in the Contract Binder, and as amended by the Protocol.

"Joint Venture Management Committee" means the management committee for the Joint Venture established pursuant to the Joint Venture Agreement.

"Joint Venture Participants" means the Persons that from time to time hold Participating Interests in the Project in accordance with the Joint Venture Agreement. As at the date hereof the Joint Venture Participants are ADM and DDMI.

"Judicial Order" has the meaning attributed thereto in Section 5.8(b).

"JVA Required Amount" means any amount required pursuant to the Joint Venture Agreement to be advanced by ADM to the Joint Account in response to Manager's Cash Calls as such amount in the Joint Account may be reduced through expenditure by the Manager in accordance with the Joint Venture Agreement.

"L/C Eligible Assignee" means an Eligible Assignee having an L/C Required Eligible Assignee Rating.

"L/C Fee" means, for any period prior to September 15, 2004, 2.125% and for any subsequent period, if the Debt to Free Cash Flow Ratio (calculated on a consolidated basis) is:

  (a)
  less than or equal to 0.60 - 1.50%;

  (b)
  greater than 0.60 and less than or equal to 0.75 - 1.75%;

  (c)
  greater than 0.75 and less than or equal to 1.25 - 2.00%;

  (d)
  greater than 1.25 and less than or equal to 1.75 - 2.125%;

  (e)
  greater than 1.75 and less than or equal to 2.00 - 2.375%; and

  (f)
  greater than 2.00 - 2.625%.

"L/C Issuing Bank" means The Bank of Nova Scotia or such other Lender as may be so designated from time to time by the Supermajority Lenders.

"L/C Required Eligible Assignee Rating" means, in respect of an Eligible Assignee having a long term credit rating by either S&P or Moody's, a long term credit rating of at least A- by S&P (or its equivalent by Moody's) and, in respect of an Eligible Assignee having a long term credit rating by both S&P and Moody's, the lower of such long term credit ratings.

"Land Leases" means the following leases issued under the Territorial Lands Act (Northwest Territories): 76D/8-5-2 (Water Lot B A154/418, 76D/8-6-2 (Quarry/PKC/North Inlet), 76D/8-7-2 (Infrastructure), 76D/9-5-2 (Airstrip) and 76D/9-9-2 (Water Lot E A21)), certified copies of which are contained in the Contract Binder.

"Lenders" has the meaning attributed thereto in the introduction of the parties and includes, for greater certainty, the L/C Issuing Bank.

"Lenders' Counsel" means Ogilvy Renault or any other firm of barristers and solicitors selected by the Majority Lenders.

"LIBOR" means, with respect to each Libor Period for each Libor Loan, the interest rate per annum (expressed to the nearest fifth decimal place) for US$ deposits for a period equal to (or, if there is no equal, then most comparable to) such Libor Period which appears on the page designated Page 3750 on the Dow Jones Telerate Service (or such other page as may replace that page on that service for the purpose of displaying the British Bankers Association Interest Settlement Rate) at or about 11:00 a.m. (London time) on the date two Business Days prior to the first day of such Libor Period. If such a rate does not appear on the page designated Page 3750 on the Dow Jones Telerate Service (or such other page as may replace that page on that service for the purpose of displaying the British Bankers Association Interest Settlement Rate) for any relevant Libor Period for any reason, LIBOR for each Loan or other amount outstanding during such Libor Period shall mean the interest rate per annum determined by the Administrative Agent to be equal to the arithmetic mean (expressed to the nearest fifth decimal place) of the rates of interest per annum at which Dollar deposits in the approximate amount of the amount of such Loan or other amount for a period comparable to such Libor Period are offered in immediately available funds to the Administrative Agent in the London interbank market at its request at approximately 11:00 a.m. (London time) on the date two Business Days prior to the first day of such Libor Period.

"Libor Determination Date" means any date on which the Administrative Agent determines LIBOR for a Libor Period.

"Libor Loans" means the Loans outstanding from time to time other than US Base Rate Canada Loans.

"Libor Period" means, with respect to any Libor Loan, the period commencing on (and including) the date such Libor Loan is made or the last day of the next preceding Libor Period for such Libor Loan, as the case may be, and ending on (but excluding) the day selected by the applicable Borrower pursuant to Section 2.3 or 3.3, however, that:

  (a)
  if such Libor Period would otherwise end on a day which is not a Business Day, such Libor Period shall end on the next succeeding Business Day (unless such next succeeding Business Day falls in the following month, in which case such Libor Period shall end on the Business Day immediately preceding such numerically corresponding day); and

  (b)
  notwithstanding the duration of the Libor Period selected by the Borrower, no Libor Period may extend beyond the Final Maturity Date.

"Lien" means any of a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), privilege, charge or other security interest of any kind in or with respect to such property (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing) or any other arrangement that, directly or indirectly, has substantially the same effect as any of the foregoing or any right conferred to a creditor of such Person or which places a creditor of such Person in a position, which enables such creditor effectively, without legal process, to realize upon or otherwise enforce rights against, any of such Person's property, assets or undertaking (including, without limitation, proceeds thereof).

"Life of Mine" means the period during which all Proven and Probable Reserves at the Project are projected to be extracted through planned mining activity as reflected in the Financial Model.

"Life of Mine Plan" means the plan in respect of the Life of Mine prepared by the Manager and reviewed and approved by the Independent Engineer, accepted by the Technical Agent acting on behalf of Lenders and incorporated into the Financial Model as updated and modified from time to time and delivered by the Manager in accordance with the Joint Venture Agreement, as provided in Section 11.1(y).

"Loan" means a Libor Loan or a US Base Rate Canada Loan made by a Lender on the occasion of a Borrowing.

"Loan Documents" means, collectively, this Agreement and all documents required to be executed and delivered in accordance with the terms of this Agreement by ADM and ADC in favour of one or more of the Agents or the Lenders including, without limitation, the ADM Security Documents, the ADC Security Documents and the Fee Letters.

"Loan Life Coverage Ratio" or "LLCR" means the ratio of (a) Discounted Cash Flow from Operations for the period from the date of determination to the final maturity date of the Indebtedness of or guaranteed by ADM referred to in (b) below determined on a consolidated basis plus the amount of any reserves, including any Capital Costs Reserve Amount, set aside by ADM for the purpose of financing ADM's portion of capital expenditures of the Joint Venture (but excluding such amounts, if any, in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture) and which are held in the Proceeds Account or another segregated account subject to a first-ranking Lien in favour of the Collateral Agent, to (b) the sum, without duplication, of the aggregate amount outstanding under all Indebtedness of or guaranteed by ADM (including Indebtedness in respect of the Credit Facilities) determined on a consolidated basis (assuming the Revolving Credit Facility and all other revolving credit facilities of or guaranteed by ADM are fully drawn) which is due and payable prior to the final maturity date of such Indebtedness less (a) the Debt Reserve Amount on deposit in the Proceeds Account and (b) such amounts (if any) in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures that are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture.

"Maintenance Capital Expenditures" means Capital Expenditures in respect of the Project that are required or are anticipated to be required in accordance with normal and prudent mining industry practice to maintain the operations of the Project at the unit operating cost, design capacity and utilization levels contemplated in the original design and engineering specifications for the Project as amended from time to time.

"Majority Lenders" means a group of Lenders constituting 50% or more in number and holding more than 50% of the Accommodations Outstanding or Total Commitments in respect of the Credit Facilities.

"Manager" means DDMI, in its capacity as Manager of the Project pursuant to the Joint Venture Agreement and any successor Manager appointed under the Joint Venture Agreement.

"Manager's Cash Call" means a billing delivered by the Manager to ADM setting out ADM's estimated share of Costs to be advanced to the Manager in connection with the Project, all in accordance with the provisions of the Joint Venture Agreement.

"Manager's Monthly Operating Report" means a monthly operating report of the Manager substantially in the form attached hereto as Schedule "D".

"Mandatory Prepayment" has the meaning attributed thereto in Section 7.2.

"Material Adverse Effect" means (a) with respect to ADM, ADC or the Joint Venture, an effect, resulting from any occurrence of whatever nature (excluding a material adverse change in diamond prices or the diamond market, in and of itself, but including any adverse determination in any labour controversy, litigation, arbitration or governmental investigation or proceeding), which is materially adverse, or is or would be reasonably likely to be materially adverse, to (i) the business, assets, operations, properties or financial condition of ADM, ADC, the Joint Venture or the Project, (ii) the ability of ADM or ADC to make payment of any Obligations when due, (iii) the ability of ADM or ADC to perform any other material obligation required under this Agreement, or (iv) the ability of ADM, ADC or the Joint Venture to perform any other material obligation under any Other Document where such material adverse effect on the ability to perform aforesaid in this clause (iv) is or would be reasonably likely to impair (A) the ability of ADM or ADC to make payment of any Obligations when due, or (B) ADM's or ADC's ability to perform any other material obligations under this Agreement, and (b) with respect to the Project or the Joint Venture, a material adverse effect on the operation of the Project (excluding a material adverse change in diamond prices or the diamond market but including, for greater certainty, the loss or termination of a Material Project Document or the loss or termination of or failure to obtain an Approval) or the Project's ability to operate as envisioned in any current Program and Budget, the Five Year Plan or the Environmental Plans and Programs including, without limitation, the Environmental Management Plans.

"Material Project Documents" means, collectively, (a) the Joint Venture Agreement, the Tiffany Supply Agreement, the Aber International Rough Diamond Supply Agreement, AI Marketing Services Agreement, the Environmental Agreement, the Water License, the Mining Rights, the Land Leases, the Socio-Economic Monitoring Agreement, and the Impact and Benefits Agreements, certified copies of each of which are contained in the Contract Binder; and (c) any lease, contract, agreement or other document which amends, restates, revises, supplements or replaces any of the documents listed above.

"Maximum Revolving Facility Amount" means US$75,000,000 as the same is reduced in accordance with Sections 7.3 and 7.4 hereof.

"Maximum Term Facility Amount" means US$100,000,000 as the same is reduced in accordance with Sections 2.8 and 3.1 and Article 7 hereof.

"Mine Life Protection Ratio" or "MLPR" means the ratio of (a) Discounted Cash Flow from Operations for the period from the date of determination to the end of the Life of Mine determined on a consolidated basis plus the amount of any reserves, including any Capital Costs Reserve Amount, set aside by ADM for the purpose of financing ADM's portion of capital expenditures of the Joint Venture (but excluding such amounts, if any, in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures that are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture) and which are held in the Proceeds Account or another segregated account subject to a first-ranking Lien in favour of the Collateral Agent, to (b) the sum, without duplication, of the aggregate amount outstanding under all Indebtedness of or guaranteed by ADM (including Indebtedness in respect of the Credit Facilities) determined on a consolidated basis (assuming, only for the purpose of calculating the MLPR in connection with the issuance of pari passu Indebtedness in accordance with Section 11.2(b)(v) hereof, the Revolving Credit Facility and all other revolving credit facilities of or guaranteed by ADM are fully drawn) which is due and payable prior to the final maturity date of such Indebtedness less (a) the Debt Reserve Amount on deposit in the Proceeds Account and (b) such amounts (if any) in the Capital Costs Reserve Amount that relate to ADM's portion of any capital expenditures that are being financed as Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture.

"Minimum Insurance Coverage Summary" means the summary of minimum insurance requirements for the Project and the Borrowers attached hereto as Schedule "E".

"Mining Rights" means all interests in the surface of the lands, the minerals in (or that may be extracted from) the lands, water rights, mining concessions, ownership rights and other rights-of-way, enurements, licenses and other rights and interests used by or necessary to ADM, the Manager, the Joint Venture Participants and the Joint Venture to operate the Project.

"Moody's" means Moody's Investors Service Inc..

"Net Cash Flow from Operations" means, in respect of any period, Cash Flow from Operations, for such period, less Interest Expense, Maintenance Capital Expenditures, cash reclamation expenditures and cash taxes, for such period.

"Net Profit Royalty" has the meaning ascribed thereto in the Joint Venture Agreement.

"Notice of Borrowing" means a notice delivered by a Borrower pursuant to Section 2.3, substantially in the form of Schedule "F" hereto.

"Obligations" means, with respect to ADM or ADC, all obligations of ADM or ADC with respect to the repayment or performance of all obligations (monetary or otherwise) of ADM or ADC arising under or in connection with this Agreement, each other Loan Document and each Approved Hedge Program Agreement, including, for greater certainty, ADM's and ADC's obligations as borrowers and guarantors.

"Offtake Agreements" means, collectively, the Tiffany Supply Agreement and the Aber International Rough Diamond Supply Agreement, any other "offtake" agreements which provide for the sale of Product and any amendments, restatements revisions, supplements or replacements to the foregoing.

"Operating Expenses" means all items of expenditure to be incurred by the Manager attributable to the Project including, without limiting the generality of the foregoing, taxes, duties, royalties, legally imposed cash reserve or other similar obligations, expenditures for spares and other capital goods, inventory, all amounts payable by ADM under the Material Project Documents to which it is a party, Capital Expenditures (including repairs and replacements funded by insurance proceeds), and all other Costs to be funded by Joint Venture Participants in response to Manager's Cash Calls pursuant to the provisions of the Joint Venture Agreement.

"Original Administrative Agent" has the meaning attributed thereto in the fourth recital of this Agreement.

"Original Credit Agreement" has the meaning attributed thereto in the third recital of this Agreement.

"Original Currency" has the meaning attributed thereto in Section 17.3.

"Original Facility Balance" has the meaning attributed thereto in the seventh recital of this Agreement.

"Original Security Documents" means the documents described in Schedule "Y" hereto.

"Original Syndicate Lenders" has the meaning attributed thereto in the third recital of this Agreement.

"Other Documents" means the Loan Documents, Approved Hedge Program Agreements and the Material Project Documents.

"Owner's Costs" means, collectively, any amounts payable by ADM to ADC, any Affiliate of ADC or any third party (other than the Manager's Cash Calls and debt service) including, without limitation, Capped Owner's Costs.

"Participants" has the meaning attributed thereto in Section 16.2.

"Participating Interest" has the meaning ascribed thereto in the Joint Venture Agreement.

"Participation" of a Lender means the percentage that its Term Commitment or, as the case may be, Revolving Commitment constitutes of the aggregate of all Term Commitments or, as the case may be, Revolving Commitments.

"Payor" has the meaning attributed thereto in Section 4.4.

"Permitted Encumbrances" means, in the case of ADM and ADC (and in the case of Project Assets for the purpose of the representation and warranty relating to the Manager in Section 10.1(n)):

  (a)
  Liens in favour of the Collateral Agent (for itself and on behalf of the other Agents and the Lenders) or in favour of the other Agents or the Lenders granted pursuant to any Loan Document;

  (b)
  Liens in favour of the Collateral Agent (for the rateable benefit of the Hedging Lenders) securing payment of Secured Hedging Indebtedness;

  (c)
  Liens on ADM's Participating Interest granted to the Manager pursuant to the Joint Venture Agreement;

  (d)
  Liens for taxes, royalties, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

  (e)
  Liens of contractors, subcontractors, workers, carriers, warehousemen, mechanics, materialmen, suppliers and landlords incurred in the ordinary course of business for (A) an aggregate amount not in excess of US$1,000,000 at any time outstanding as well as (B) sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

  (f)
  Purchase Money Security Interests and Liens in respect of Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture in accordance with the Joint Venture Agreement;

  (g)
  Liens in respect of Purchase Money Security Interests or Capitalized Lease Liabilities to the extent the Indebtedness secured thereby is permitted pursuant to Section 11.2(b)(iii) hereof;

  (h)
  Liens over shares in the capital of HW Holdings, Inc. or any Affiliate of ADC formed for the purpose of the acquisition of HW Holdings, Inc., which Liens secure payment of Indebtedness permitted by Section 11.2(b)(iv) hereof;

  (i)
  pari passu Liens securing payment of Indebtedness permitted by Section 11.2(b)(v) hereof, provided the Borrowers have complied with the provision of Section 11.2(b)(v) with respect to the incurrence of such Indebtedness;

  (j)
  Liens not otherwise provided for in this definition securing payment of Indebtedness of or guaranteed by ADM or ADC in an maximum aggregate amount not exceeding US$10,000,000;

  (k)
  easements, rights of way, servitudes, restrictions and similar rights in real property or interests in real property granted or reserved to other Persons, provided that such rights do not materially reduce the value of ADM's or ADC's assets or materially interfere with the use of such assets in the operation of its business;

  (l)
  title defects or irregularities which are of a minor nature and which do not materially reduce the value of ADM's or ADC's assets or materially interfere with the use of such assets in the operation of its business;

  (m)
  the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein, provided they do not materially reduce the value of the assets of ADM or ADC or materially interfere with the use of such assets in the operation of its business;

  (n)
  Liens given to a public utility or any Governmental Agency when required by such utility or agency in connection with the operation of the business or the ownership of the assets of ADM or ADC, provided that such Liens do not materially reduce the value of its assets or materially interfere with the use of such assets in the operation of its business;

  (o)
  servicing agreements, development agreements, site plan agreements, and other agreements with Governmental Agencies pertaining to the use or development of any of the assets of ADM or ADC, provided same are complied with and do not materially reduce the value of its assets or materially interfere with the use of such assets in the operation of its business, including, without limitation, any obligations to deliver letters of credit and other security as required;

  (p)
  applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and do not materially reduce the value of the assets of ADM or ADC or materially interfere with the use of such assets in the operation of its business;

  (q)
  the right reserved to or vested in any Governmental Agency by any statutory provision or by the terms of any lease, licence, franchise, grant or permit, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

  (r)
  Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds; and

  (s)
  Liens in favour of the collateral agent under the Original Credit Agreement (for itself and on behalf of the other agents under the Original Credit Agreement and the Original Syndicate Lenders) or in favour of such other agents or Original Syndicate Lenders granted pursuant to each Original Security Document.

"Permitted Investments" means:

  (a)
  investments in direct obligations or securities of Canada or the United States of America with maturities of one year or less after the date of investment or acquisition and having a short term credit rating of at least A-1 by S&P (or the equivalent rating by another Recognized Rating Agency);

  (b)
  demand deposit, time deposits, certificates of deposit or other obligations including acceptances with maturities of less than one year after the date of investment or acquisition issued by Qualified Financial Institutions and having a short term credit rating of at least A-1 by S&P (or the equivalent rating by another Recognized Rating Agency);

  (c)
  investments in commercial paper corporate promissory notes or other obligations by issuers resident in Canada or the United States with maturities of not greater than one year after the date of investment or acquisition and having a short term credit rating of at least A-1 by S&P (or the equivalent rating by another Recognized Rating Agency);

  (d)
  money market funds of an entity which has a short term credit rating of at least A-1 by S&P (or the equivalent rating by another Recognized Rating Agency); and

  (e)
  such other investments as the Majority Lenders may approve,

in each case, provided such investments, other obligations or money market funds are held by the Administrative Agent as agent for the Collateral Agent.

"Person" means any natural person, corporation, partnership, joint venture (including, without limitation, the Joint Venture), firm, association, trust, government, Governmental Agency or any other entity, whether acting in an individual, fiduciary or other capacity.

"Prepayment" has the meaning attributed thereto in the fourth recital of this Agreement.

"Pricing Compliance Certificate" has the meaning attributed thereto in Section 11.1(q)(iii).

"Principal Payment Date" means each 15th day of June and 15th day of December in each year commencing on June 15, 2004.

"Principal Payment Schedule" means a schedule setting out the amount of each principal payment in respect of the Term Facility to be made on each Principal Payment Date, such schedule to provide for repayment of the Accommodations Outstanding in respect of the Term Facility in full by means of ten equal consecutive semi-annual instalments on each Principal Payment Date during the period commencing on the first Principal Payment Date, subject to adjustment as may be required to reflect Mandatory Prepayments and Voluntary Prepayments.

"Proceeds Account" means the bank account(s) (including subaccounts) of ADM established in its name with the Administrative Agent and located at the Administrative Agent's Main Branch, one or more of which shall be denominated in US Dollars, one or more of which shall be denominated in Canadian Dollars and one or more of which shall hold all securities, notes, bills of exchange, instruments and other evidences of indebtedness constituting Permitted Investments.

"Product" has the meaning given to it in the Joint Venture Agreement.

"Program and Budget" means each program and budget for the Project prepared by the Manager pursuant to the provisions of the Joint Venture Agreement and submitted to the Joint Venture Participants two months prior to the expiration of the then current Program and Budget, setting out the exploration, development and mining operations to be conducted in respect of the Project for the following 12 month period (or any other reasonable period determined by the Manager) and including a detailed estimate of all Costs to be incurred with respect thereto. Reference herein or in any Other Document to a Program and Budget shall mean the Program and Budget then in effect.

"Project" means the diamond mine and diamond recovery facilities (including any pits, openings and/or mine workings with respect thereto and all dikes, ore extraction, crushing and other facilities constructed or installed or proposed to be constructed and installed) located at East Island, Lac de Gras in the Mackenzie Mining District, Northwest Territories, Canada, such mine and facilities being developed through the Joint Venture (including, for greater certainty, the Project Assets).

"Project Assets" means all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or hereafter acquired by or for the benefit of ADM, the Joint Venture Participants, the Joint Venture and the Manager which are used or intended for use in or forming part of the Project including, without limitation, the Mining Rights.

"Project Management Costing Report" means the monthly project management costing report provided by the Manager pursuant to the Joint Venture Agreement.

"Project Management Report" means the monthly project management report provided by the Manager pursuant to the Joint Venture Agreement.

"Protocol" means the agreement to establish a protocol for diamond splitting between ADM and DDMI dated as of January 7, 2003.

"Proven and Probable Reserves" means deposit reserves, as determined on an annual basis by the Manager, which are classified as proven reserves or probable reserves according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Australasian IMM Joint Ore Reserves Committee.

"Purchase Money Security Interest" means any security interest charging property acquired by a Person, which is granted or assumed by that Person or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where such security interest extends only to the property acquired and its proceeds.

"Qualified Financial Institutions" means a commercial bank having capital and surplus in excess of US$500,000,000 (or the Equivalent Amount) in Canada or the United States and having a long term credit rating of at least A+ by S&P (or any equivalent rating service acceptable to the Majority Lenders).

"Quarter" means a calendar quarter.

"Quarterly Pricing Certificate" has the meaning attributed thereto in Section 11.1(q)(v).

"Rate of Exchange" has the meaning attributed thereto in Section 17.3(b).

"Recognized Rating Agency" means any one of the following:

  (a)
  S&P;

  (b)
  Moody's; or

  (c)
  Dominion Bond Rating Service Limited,

or any successor thereto acceptable to the Majority Lenders.

"Register" has the meaning attributed thereto in Section 16.3(c).

"Regulatory Change" means the occurrence after the date hereof of any change in or abrogation of, or introduction, adoption, effectiveness, interpretation, reinterpretation or phase in of any:

  (a)
  statute, law, rule, or regulation applicable to any Lender, or

  (b)
  guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law but if not having the force of law such that a financial institution would ordinarily comply) applicable to such Lender of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary, or other authority having jurisdiction over such Lender.

"Relevant Party" means any of ADM, ADC or the Joint Venture.

"Required Payment" has the meaning attributed thereto in Section 4.4.

"Requirement of Law" means, as to any Person, its Constating Documents and any Applicable Law or Contractual Obligation binding on or applying to such Person.

"Response Deadline" has the meaning attributed thereto in Section 7.3(b).

"Restricted Payments" has the meaning attributed thereto in Section 11.2(l).

"Revolving Commitment" means, in respect of each Lender, the amount set out under its name on the execution pages hereof as its commitment in respect of the Revolving Credit Facility, as adjusted following reductions pursuant to Sections 7.3 and 7.4 hereof and assignments pursuant to Section 16.3 hereof and, in respect of all Lenders, the aggregate amount of Revolving Commitments for all Lenders.

"Revolving Credit Facility" means the revolving facility in a maximum amount equal to the Maximum Revolving Facility Amount, which the Lenders have agreed to establish in favour of ADC pursuant to, and on the terms and conditions set out in, this Agreement.

"Revolving Credit Lender" has the meaning attributed thereto in Section 5.2.

"Rights" means all arrangements, calls, commitments, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any nature whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock or other types of equity securities of a Person (or an Affiliate thereof) or by which a Person is or may be bound to issue additional shares of its capital stock, other types of equity securities or other Rights.

"S&P" means Standard and Poor's Rating Service.

"Scheduled Debt Service Payments" means, in respect of any period and without duplication, scheduled payments of principal, interest and other amounts under all Indebtedness of or guaranteed by ADM (including Indebtedness in respect of the Credit Facilities), for such period.

"Second Currency" has the meaning attributed thereto in Section 17.3(a).

"Second JVA Amending Agreement" means the Diavik Joint Venture Amending Agreement (No. 2) dated as of January 17, 2002 between DDMI and ADM.

"Secured Hedging Indebtedness" means Senior Secured Hedging Indebtedness and Subordinated Secured Hedging Indebtedness.

"Security Documents" means, collectively, ADM Security Documents, ADC Security Documents and any security document as may from time to time be executed and delivered by an Affiliate of ADC or ADM to the Collateral Agent, for itself and on behalf of the other Agents and Lenders, pursuant to Section 11.2(b)(xii).

"Senior Secured Hedging Indebtedness" means Indebtedness owing to Hedging Lenders in respect of Approved Hedge Program Agreements up to an aggregate of US$75,000,000 (with the first US$75,000,000 of such Indebtedness, calculated on a chronological basis beginning with the earliest Hedging Transaction, being Senior Secured Hedging Indebtedness).

"Socio-Economic Monitoring Agreement" means the socio-economic monitoring agreement dated as of October 2, 1999 between DDMI, the Government of the Northwest Territories and the Aboriginal signatories parties thereto, a certified copy of which is contained in the Contract Binder.

"Standby Fee Rate" means a rate per annum equal to, if the Debt to Free Cash Flow Ratio (calculated on a consolidated basis) is:

  (a)
  less than or equal to 0.60:

  (i)
  and the average drawn portion of the Revolving Credit Facility is less than or equal to 20% of the Revolving Commitments of all Lenders, 0.90%;

  (ii)
  otherwise, 0.70%;

  (b)
  greater than 0.60 and less than or equal to 0.75:

  (i)
  and the average drawn portion of the Revolving Credit Facility is less than or equal to 20% of the Revolving Commitment of all Lenders, 0.90%;

  (ii)
  otherwise, 0.80%;

  (c)
  greater than 0.75 and less than or equal to 1.25, 0.90%;

  (d)
  greater than 1.25 and less than or equal to 1.75, 1.00%;

  (e)
  greater than 1.75 and less than or equal to 2.00, 1.20%; or

  (f)
  greater than 2.00, 1.50%.

"Statutory Reserves" means a number (expressed as a decimal), determined by dividing 1 by 1 minus the aggregate of the maximum applicable reserve percentages, including any marginal, special, emergency or supplemental reserves (expressed as a decimal), to the extent established by any banking authority to which any Lender is subject for loans or any other category of deposits or liabilities by reference to which LIBOR is determined. Libor Loans shall be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Subject Party" has the meaning attributed thereto in Section 16.4.

"Subordinated Secured Hedging Indebtedness" means Indebtedness owing to Hedging Lenders in respect of Approved Hedge Program Agreements other than Senior Secured Hedging Indebtedness.

"Subsidiary" means, with respect to any Person, any corporation in respect of which such Person and/or one or more other Subsidiaries of such Person owns at least a majority or more of the outstanding shares of capital stock of which have ordinary voting power to elect a majority of the board of directors or other governing body of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency).

"Supermajority Lenders" means a group of Lenders constituting 50% or more in number and holding 66 2/3% or more of the Accommodations Outstanding or Total Commitments in respect of the Credit Facilities.

"Syndication Agent" has the meaning attributed thereto in the introduction of the parties.

"Tangible Net Worth" means, at the date of determination, shareholders' equity less the aggregate value of all intangibles (including, without limitation, goodwill), all as determined on a consolidated basis.

"Taxes" has the meaning attributed thereto in Section 9.5.

"Technical Agent" has the meaning attributed thereto in the introduction of the parties.

"Technical Review" means the report of the Independent Engineer dated October 18, 2001 with respect to the Project.

"Term Commitment" means, in respect of each Lender, the amount set out under its name on the execution pages hereof as its commitment in respect of the Term Facility, as adjusted following reductions pursuant to Sections 2.8(a) and 3.1(a) and Article 7 hereof and assignments pursuant to Section 16.3 hereof and, in respect of all Lenders, the aggregate amount of Term Commitments for all Lenders.

"Term Facility" means the term facility in a maximum principal amount equal to the Maximum Term Facility Amount, which the Lenders have agreed to establish in favour of ADM pursuant to, and on the terms set out in, this Agreement.

"Tiffany Supply Agreement" means the supply agreement dated March 10, 2003 between ADM and Tiffany and Company.

"Total Commitments" means, in respect of all Lenders under the Credit Facilities, the aggregate of all Term Commitments and Revolving Commitments hereunder.

"Uniform Customs" has the meaning attributed thereto in Section 5.3(b).

"US Base Rate Canada" means, on any date, a fluctuating rate of interest per annum (expressed on the basis of a year of 365 or 366 days, as the case may be) equal to the higher of:

  (a)
  the reference rate of interest (however designated) of the Administrative Agent in effect on such day for determining interest chargeable by it on US Dollar commercial loans made in Canada; and

  (b)
  the Federal Funds Rate in effect on such day plus 0.5% per annum.

Changes in the rate of interest on that portion of any Loans maintained as US Base Rate Canada Loans will take effect simultaneously with each change in the US Base Rate Canada. The Administrative Agent will give notice promptly to the Borrowers and the Lenders of changes in the US Base Rate Canada; provided that the failure to give such notice shall not affect the US Base Rate Canada in effect after such change.

"US Base Rate Canada Loans" means the Loans, or portion of them, outstanding from time to time which bear interest at the US Base Rate Canada.

"Voluntary Prepayments" has the meaning attributed thereto in Section 7.1(c).

"Water Licence" means the Water Licence No N7L2-1645, Type A issued by the Northwest Territories Water Board to DDMI the effective date of which was August 16, 2000, a certified copy of which is contained in the Contract Binder.

1.2   References

        Any reference made in this Agreement to:

  (a)
  a time of day is, unless otherwise stated, a reference to Toronto time.

  (b)
  any reference to Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be. The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

  (c)
  a "month" is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to "months" shall be construed accordingly).

1.3   Interpretation

        In this Agreement:

  (a)
  the singular includes the plural and vice versa;

  (b)
  "in writing" or "written" means printing, typewriting, telecopy, facsimile, electronic transmission and, as between the Administrative Agent and the Lenders (but only when so directed by such Agent) Reuters screen or equivalent means of communication;

  (c)
  a document, notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature or a facsimile signature or stamp affixed by an Authorized Signatory;

  (d)
  all calculations of interest, commissions and/or fees under this Agreement are to be made on the basis of the stated rates set out herein and not on any basis which gives effect to the principle of deemed reinvestment;

  (e)
  unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each other Loan Document and each notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document;

  (f)
  reference to either gender includes the other gender;

  (g)
  reference to any agreement (including this Agreement and the Schedules hereto and any other Loan Document), document or Instrument means such agreement, document or Instrument as amended, supplemented, novated, refinanced, replaced, waived, restated or modified, and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

  (h)
  reference to any Applicable Law means such Applicable Law as amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder;

  (i)
  "hereunder", "hereof", "hereto", "herein" and words of similar import shall be deemed references to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Article, Section, clause or other provision hereof or thereof;

  (j)
  any reference to any particular Article, Section or clause shall be to such Article, Section or clause of this Agreement or such other Loan Document, as the case may be;

  (k)
  "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term;

  (l)
  reference to "company" or "corporation" shall be construed as a reference to the analogous form of business entity used in any relevant jurisdiction;

  (m)
  when an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

  (n)
  whenever any provision of this Agreement requires or provides for or permits an approval, consent or notice to be given, this Agreement shall be deemed to provide that such approval, consent or notice shall be in writing; and

  (o)
  whenever any provision of this Agreement includes reference to "to the best of a Person's knowledge" or words of similar import such reference shall be construed as knowledge after diligent enquiry reasonable for a minority joint venture participant.

1.4   Headings and Table of Contents

        The headings, the subheadings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5   Accounting Terms

  (a)
  All accounting terms not defined in this Agreement shall be interpreted in accordance with GAAP and any reference to "financial statements", in the case of ADM, shall be deemed to be a reference to the consolidated financial statements of ADM. For the purposes of calculating Indebtedness guaranteed by ADM in relation to any financial ratio, such Indebtedness shall include such Indebtedness guaranteed by ADM even if it is not recorded on its financial statements. Further, in cases where accounting terms, which are historical in nature, are used on a projected or forecasted basis, such terms shall be interpreted accordingly (adjusted as appropriate).

  (b)
  If, after the Closing Date, there shall be any change to the Fiscal Year of ADC or ADM, or in the application of the accounting principles used in the preparation of the financial statements referred to in Section 11.1(q) as a result of the promulgation of rules, regulations, pronouncements, or opinions by the Ontario Securities Commission or the Canadian Institute of Chartered Accountants, as the case may be, or agencies in Canada or any other applicable jurisdiction with similar functions, which changes result in a change in the method of calculation of, or have an adverse impact on, financial covenants, standards, or terms applicable to ADM or ADC, as applicable, found in this Agreement or any Other Document, the parties hereto agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluations of such Person's financial condition shall be the same after such changes as if such changes had not been made; provided, however, that until the Supermajority Lenders shall have given their consent to such amendments, such Person's financial condition shall continue to be evaluated on the same principles as those used in the preparation of the financial statements of such Person referred to in Section 11.1(q).

1.6   Recitals

        The recitals to this Agreement, including Schedule I to the recitals, form part hereof.

1.7   General Provisions as to Certificates and Opinions, etc.

        When the delivery of a certificate is a condition precedent to the taking of any action by any Agent or any Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of ADM or ADC to have such action taken, and any certificate executed by ADM or ADC shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate, to the best of the knowledge and belief of ADM or ADC making such certification.

ARTICLE 2
CREDIT FACILITIES

2.1   Credit Facilities

  (a)
  Each Lender and each of the Borrowers hereby agrees that, effective as of the date hereof:

  (i)
  US$100,000,000 of the Original Facility Balance shall constitute a Borrowing outstanding under the Term Facility and each Lender's pro rata share of such Borrowing shall equal the Term Commitment of each such Lender; and

  (ii)
  US$15,913,044 of the Original Facility Balance, representing an excess Borrowing over and above the Maximum Term Facility Amount, shall be repaid on the Closing Date by deeming such amount to constitute a Borrowing under the Revolving Credit Facility and allocating such amount in reduction of certain Lenders' pro rata share of the initial Borrowing under the Revolving Credit Facility as more particularly described in Part III of Schedule I hereto.

  (b)
  Subject to the terms and conditions of this Agreement, each Lender hereby severally agrees, during the period from and including the date of this Agreement to but excluding the Final Maturity Date, to make Loans, and permit the issuance by the L/C Issuing Bank of Documentary Credits for which such Lender shall be contingently liable, rateably to ADC in respect of the Revolving Credit Facility in a maximum amount not exceeding the Revolving Commitment of each such Lender.

2.2   Availability, Commitments and Credit Facility Limits

  (a)
  The Accommodations Outstanding to (i) each Lender under the Term Facility shall not exceed the Lender's Term Commitment, and (ii) all Lenders under the Term Facility shall not exceed the Maximum Term Facility Amount.

  (b)
  The Accommodations Outstanding to (i) each Lender under the Revolving Credit Facility shall not exceed the Lender's Revolving Commitment, and (ii) all Lenders under the Revolving Credit Facility shall not exceed the Maximum Revolving Facility Amount.

2.3   Procedure for Borrowing

  (a)
  Each Borrower shall give the Administrative Agent a Notice of Borrowing not less than four Business Days prior to the requested date of the Borrowing (which shall be a Business Day) specified therein in the case of Libor Loans and three Business Days prior to the requested date of Borrowing (which shall be a Business Day) specified therein in the case of a US Base Rate Canada Loan. Such Notice of Borrowing shall be irrevocable, given in accordance with Section 19.6 and specify the aggregate amount of each Borrowing (which shall be in a minimum aggregate principal amount of, in the case of a Libor Loan, US$5,000,000 or, in the case of a US Base Rate Canada Loan, US$2,000,000 and, in each case, if greater, in a principal amount which is an integral multiple of US$1,000,000), the type of the Loans comprising the Borrowing, the Credit Facility under which the Borrowing is being made, and, in the case of a Libor Loan, the Libor Period.

  (b)
  Upon receipt of a Notice of Borrowing, the Administrative Agent shall forthwith notify the Lenders thereof specifying the amount of the Loan and each Lender's portion thereof, the proposed Borrowing Date and, if applicable, the Libor Period.

  (c)
  Subject to satisfaction with the terms and conditions herein, each Lender shall, not later than 11:00 a.m. (Toronto time) on the Borrowing Date, make or procure to be made its portion of the requested Loan available to the Administrative Agent at the Administrative Agent's USD Account for Payments in immediately available funds and the Administrative Agent shall, not later than 4:00 p.m. (Toronto time) on the Borrowing Date, make such Loan available to the relevant Borrower by depositing the same, in immediately available funds, in the Proceeds Account, in the case of ADM, and in such account as may be directed by ADC, in the case of ADC.

2.4   Use of Proceeds

  (a)
  ADM shall have used the proceeds of Loans under the Term Facility for the purposes set forth in Section 2.3 of the Original Credit Agreement.

  (b)
  ADC shall use the proceeds of Accommodations under the Revolving Credit Facility:

  (i)
  on the Closing Date, to repay the excess Borrowing outstanding under the Term Facility as provided in Section 2.1(a)(ii);

  (ii)
  to make shareholder loans to ADM; and

  (iii)
  for its general corporate purposes and working capital requirements (including for purposes of acquisitions (other than hostile acquisitions)).

2.5   Fees

  (a)
  The Borrowers shall pay to each Agent the Fees at such times and in such amounts as set forth in the Fee Letters.

  (b)
  ADC shall pay to the Administrative Agent for the account of the Lenders, quarterly on the third day of the first month of each Fiscal Quarter (or if such day is not a Business Day, on the next Business Day) a standby fee calculated on the average daily undrawn amount of the Revolving Credit Facility during each Fiscal Quarter (or shorter period with respect to the first such payment) at the Standby Fee Rate (subject to adjustment in accordance with Section 2.11) payable in arrears and calculated on the basis of a 365 or 366 day year, as the case may be.

2.6   Lending Offices

        The Accommodations made by each Lender shall be made and maintained at such Lender's Applicable Lending Office.

2.7   Several Obligations; Remedies Independent

        The failure of any Lender to make any Loan to be made by it on the date specified therefor shall not relieve any other Lender of its obligation to make its Loan on such date, but neither any Lender nor the Administrative Agent shall be responsible for the failure of any other Lender to make a Loan hereunder, and no Lender shall have any obligation to the Administrative Agent or any other Lender for the failure by such Lender to make any Loan required to be made by such Lender. The amounts payable by a Borrower at any time hereunder to each Lender shall be a separate and independent obligation of such Borrower to such Lender, and each Lender shall be entitled, in accordance with and subject to the terms of this Agreement, to protect and enforce its rights arising out of this Agreement and, except as otherwise provided in this Agreement, it shall not be necessary for any other Lender or the Administrative Agent to consent to, or be joined as an additional party in, any proceedings for such purposes.

2.8   Reduction in Term Commitments and Revolving Commitments

  (a)
  The Term Facility does not revolve and any amount repaid or prepaid, as the case may be, under the Term Facility cannot be reborrowed and permanently and irrevocably reduces the Maximum Term Facility Amount by the amount repaid or prepaid, as the case may be.

  (b)
  The Revolving Credit Facility shall revolve and no payment under the Revolving Credit Facility shall reduce the Maximum Revolving Facility Amount or any Lender's Revolving Commitment, except for payments required pursuant to Section 3.1(b) hereof.

2.9   Rateable Portion of Each Lender

        Each Lender's portion of any Accommodation to be made shall be calculated by the Administrative Agent and shall be equal to such Lender's Participation multiplied by the amount of the Accommodation requested or deemed to have been requested by a Borrower.

2.10 Netting

        On any Conversion Date, Accommodation Date, Principal Payment Date or Final Maturity Date, each of ADM and ADC hereby authorizes each Lender to net amounts payable to it on such date by such Lender to the Administrative Agent, for the account of ADM or ADC, as applicable, against amounts payable on such date by ADM or ADC, as applicable, to such Lender in respect of its Obligations (other than its obligations with respect to the repayment or performance of obligations (monetary or otherwise) arising under or in connection with an Approved Hedge Program Agreement, including, for greater certainty, its obligations as borrower and guarantor) in accordance with the Administrative Agent's calculations, such calculations to constitute prima facie evidence, absent manifest error, of their content against each such Borrower.

2.11 Adjustments of Applicable Margin, etc.

        Increases or decreases in the Applicable Margin, L/C Fee or Standby Fee Rate resulting from a change in the Debt to Free Cash Flow Ratio shall be based on the applicable compliance certificate delivered by the relevant Borrower pursuant to Section 11.1(q)(i) or (ii), as the case may be. Such changes shall be effective as of the earlier of two Business Days following the day upon which such compliance certificate is delivered and the day upon which such compliance certificate could be delivered on time (the "Effective Date"). For greater certainty, changes in the L/C Fee shall be effective for that portion of the term of any Documentary Credits on or after the Effective Date, and any amount owing by a Borrower to the Revolving Credit Lenders, or any amount owing by the Revolving Credit Lenders to a Borrower, as the case may be, with respect to Documentary Credits shall be paid on the next Accommodation Date. If any compliance certificate required to be delivered by a Borrower is delivered after the last date upon which such compliance certificate could be delivered on time (the "Due Date"), the then prevailing interest rates, L/C Fee and Standby Fee Rate shall continue until such compliance certificate is, in fact, delivered. Upon receipt of any compliance certificate which is delivered after the relevant Due Date, the Administrative Agent shall determine the amount of any overpayment or underpayment of interest, L/C fees and standby fees during the period from the Due Date to and including the date of actual delivery thereof by a Borrower and notify such Borrower and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, such Borrower shall, upon receipt of such notice, pay to the Administrative Agent, for the benefit of the Lenders, the amount of such underpayment. In the event of an overpayment, the amount of such overpayment shall be credited and applied to succeeding payments by such Borrower of interest, L/C fees and standby fees as they become due until such amount has been fully applied. Should the Administrative Agent, acting reasonably, determine that the calculation of the Debt to Free Cash Flow Ratio in any compliance certificate is incorrect, the Administrative Agent shall advise the relevant Borrower of such error and such Borrower and the Administrative Agent agree that, absent manifest error, the Applicable Margin, L/C Fee or Standby Fee Rate shall be adjusted in accordance with the determination by the Administrative Agent, acting reasonably, and such Borrower shall pay the amount owing commencing as of the date when the adjustment would otherwise be effective in accordance with this provision.

ARTICLE 3
PAYMENT OF PRINCIPAL, INTEREST AND ACCOUNTS

3.1   Mandatory Repayments of Credit Facilities

  (a)
  Subject to the provisions of Article 7 hereof, ADM shall repay the Accommodations Outstanding under the Term Facility by means of ten equal consecutive semi-annual instalments to be made on each of the Principal Payment Dates in accordance with the Principal Payment Schedule with the balance, if any, of the Accommodations Outstanding under the Term Facility, any accrued and unpaid interest thereon and all other amounts payable in connection with the Term Facility to be paid in full on the Final Maturity Date.

  (b)
  Subject to the provisions of Article 7 hereof, ADC shall repay the Accommodations Outstanding under the Revolving Credit Facility on the Final Maturity Date, together with all accrued interest, Fees and all other amounts payable in connection with the Revolving Credit Facility.

3.2   Interest

  (a)
  Each Borrower shall pay to the Administrative Agent for the account of each Lender interest on the unpaid principal amount of each Loan from and including the date of the Loan to but excluding the date on which the principal amount of the Loan shall be repaid in full at the following rates per annum:

  (i)
  if and for so long as the Loan is a Libor Loan, in respect of any Libor Period, at a rate per annum equal to the sum of LIBOR for such Libor Period plus the Applicable Margin for such Libor Period (as may be adjusted in accordance with Section 2.11); and

  (ii)
  if and for so long as the Loan is a US Base Rate Canada Loan, at a rate per annum equal to the sum of the US Base Rate Canada in effect from time to time plus the Applicable Margin (as may be adjusted in accordance with Section 2.11). Each change in the fluctuating interest rate for a US Base Rate Canada Loan will take place simultaneously with the corresponding change in the US Base Rate Canada.

  (b)
  Interest on each Loan shall be payable in arrears (i) in the case of a Libor Loan, on the last day of the Libor Period and, if the Libor Period is longer than three months, every three months after the making of such Libor Loan, (ii) in the case of a US Base Rate Canada Loan, on each Interest Payment Date, (iii) upon the repayment or any prepayment of such Loan (but only on the amount repaid or prepaid), and (iv) upon maturity (whether on the last day of the Libor Period or the Final Maturity Date, by acceleration or otherwise). Promptly after the determination of any interest rate provided for herein or any change therein, the Administrative Agent shall give notice thereof to the Lenders and the relevant Borrower.

  (c)
  If any Event of Default occurs, each Borrower hereby agrees to pay from time to time, from the date such Event of Default occurs until it is either cured or waived, upon demand interest on the Accommodations Outstanding at a rate per annum equal to the sum of 2% plus the applicable rate of interest (including the Applicable Margin) otherwise specified herein. If any payment of interest or other amount payable under this Agreement is not paid in full when due (whether at the stated due date, by acceleration or otherwise), each Borrower hereby agrees to pay from time to time upon demand interest on the amount past due and unpaid for the period during which amount shall remain unpaid at a rate per annum equal to the sum of 2% plus the applicable rate of interest (including Applicable Margin) otherwise specified herein.

3.3   Conversions, Rollovers and Elections Regarding Libor Period

  (a)
  A Borrower may elect to convert all or a stated portion of a Loan to another type of Loan, (y) in the case of a US Base Rate Canada Loan, as of any Business Day, and (z) in the case of a Libor Loan, as of the last day of the Libor Period applicable thereto. Each election to convert a Loan into another type of Loan shall be made on at least four Business Days' (in the case of a conversion into a Libor Loan) and three Business Days' (in the case of a conversion into a US Base Rate Canada Loan) prior irrevocable notice. If a Borrower fails to deliver a notice to the Administrative Agent for any Libor Loan as provided in this Section 3.3, such Libor Loan shall be converted (as of the last day of the applicable Libor Period) to and be outstanding as a US Base Rate Canada Loan.

  (b)
  Each Borrower shall have the right to select successive Libor Periods for all or a stated portion of the Loans, provided, however, that (i) it shall give the Administrative Agent irrevocable notice of any Libor Period at least four Business Days prior to the first day of the next Libor Period in respect of the rollover of a Libor Loan, (ii) no more than five Libor Periods may be outstanding in respect of the Loans at any time, and (iii) if no Libor Period has been specified by it to the Administrative Agent with respect to the rollover of any outstanding Libor Loan before 11:00 a.m. on such fourth Business Day, such Libor Loans shall be deemed to be US Base Rate Canada Loans and shall bear interest at the US Base Rate Canada plus the Applicable Margin.

  (c)
  Each Borrower may select Libor Periods of up to nine months' (subject to availability) duration for a Libor Loan; provided, further, that (i) each Libor Period selected must end on a Business Day, and (ii) as to any portion of the Loans which is expected to be repaid pursuant to Section 3.1 before the end of the Libor Period otherwise selected, the Libor Period for such portion shall end on the Principal Payment Date on which such repayment is anticipated to be made.

3.4   Accounts kept by the Administrative Agent

        The Administrative Agent shall keep in its books, accounts for the Loans, Documentary Credits and other amounts payable by each Borrower to the Lenders or Administrative Agent under this Agreement. The Administrative Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of each Borrower in respect of each type of Accommodation, the amount of all accrued interest, and any other amount due to the Lenders according to their respective Participation or the Administrative Agent pursuant hereto and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Lenders according to their respective Participation or the Administrative Agent pursuant hereto. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against each Borrower and each Lender. The Administrative Agent shall supply any Lender and each Borrower, upon request, with statements of such Accounts and the calculation thereof, where applicable.

3.5   Accounts kept by each Lender

        Each Lender shall keep in its books, accounts for the Loans, Documentary Credits and other amounts payable by each Borrower to such Lender under this Agreement. Each Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of each Borrower towards it in respect of each type of Accommodation, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against each Borrower. Each Lender shall supply each Borrower and the Administrative Agent, upon request, with statements of such accounts and the calculation thereof, where applicable.

ARTICLE 4
PAYMENTS; PRO RATA TREATMENT; COMPUTATIONS; ETC.

4.1   Payments

  (a)
  Except as otherwise provided herein, all payments of principal, interest and other amounts to be made by the Borrowers under this Agreement shall be made in US Dollars, in immediately available funds, without deduction, set-off or counterclaim, to the Administrative Agent at the Administrative Agent's USD Account for Payments not later than 11:00 a.m. (Toronto time) on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

  (b)
  Each payment received by the Administrative Agent under this Agreement for the account of any Lender shall be paid by the Administrative Agent promptly to such Lender, in immediately available funds, for the account of such Lender's Applicable Lending Office for the Accommodation or other obligation in respect of which such payment is made.

  (c)
  Amounts so distributed shall be applied by such Lenders as follows:

  (i)
  firstly, to amounts due pursuant to Sections 9.2 through 9.5 or Article 13;

  (ii)
  secondly, to amounts due in respect of Fees pursuant to Sections 2.5 and 5.6;

  (iii)
  thirdly, to amounts due in respect of interest pursuant to Section 3.2;

  (iv)
  fourthly, to amounts due in respect of principal pursuant to Section 3.1; and

  (v)
  fifthly, to any other amounts due pursuant to this Agreement.

  (d)
  Further, payments of interest or principal received by the Lenders shall (except in the case of prepayments pursuant to Sections 7.1 and 7.2 which are applied in inverse order of maturity) be applied against Loans in order of:

  (i)
  in the case of US Base Rate Canada Loans, the applicable Borrowing Date or Conversion Date, as the case may be, commencing with the earlier or earliest thereof; and

  (ii)
  in the case of Libor Loans, the last day of their respective Libor Periods commencing with the earlier or earliest thereof.

  (e)
  If (i) any Principal Payment Date or Interest Payment Date falls on a day that is not a Business Day, or (ii) the due date of any other payment under this Agreement would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and interest shall be payable for any principal so extended for the period of such extension, provided that, if such next succeeding Business Day falls in the following month, such date shall be the Business Day immediately preceding such date.

4.2   Pro Rata Treatment

        Except to the extent otherwise provided herein:

  (a)
  each payment of Fees under Sections 2.5(b) and 5.6(b) shall be made for the account of the Lenders pro rata according to their respective Participation;

  (b)
  each reduction to the amount of the Maximum Term Facility Amount or Maximum Revolving Facility Amount under Articles 2, 3 and 7 shall be applied to the respective Lender's Term Commitment or, as the case may be, Lender's Revolving Commitment pro rata according to the respective Lender's Participation;

  (c)
  the making of Accommodations shall be made pro rata among the Lenders according to the amounts of their respective Participation;

  (d)
  other than with respect to any payment or prepayment made pursuant to Section 9.2, 9.3 or 9.4, each payment or prepayment of Accommodations Outstanding shall be made for the account of the Lenders pro rata in accordance with the respective Accommodations Outstanding to them; and

  (e)
  each payment of interest on Accommodations Outstanding by the Borrowers to the Lenders shall be made for the account of such Lenders pro rata in accordance with the interest on Accommodations then due and payable to each such Lender.

4.3   Computations

        Interest on Libor Loans shall be computed on the basis of a year of 360 days and the actual number of days elapsed (including the first day but excluding the last day) in the period for which interest is payable. Interest on US Base Rate Canada Loans and commitment fees shall be computed on the basis of a year of 365 or 366, as the case may be, days and the actual number of days elapsed (including the first day but excluding the last day) in the period for which payable. The yearly rate of interest to which the rate determined in accordance with this Section 4.3 is equivalent is the rate so determined multiplied by the actual number of days in that year elapsed and divided by 360, 365 or 366, as the case may be.

4.4   Non-Receipt of Funds by the Administrative Agent

  (a)
  Unless the Administrative Agent shall have been notified by a Lender or Borrower (the "Payor") prior to the date on which the Payor is to make payment to the Administrative Agent of (in the case of a Lender) the proceeds of a Loan to be made by such Lender hereunder or (in the case of a Borrower) a payment to the Administrative Agent for the account of one or more of the Lenders hereunder (such payment, the "Required Payment"), which notice shall be effective upon receipt, that the Payor does not intend to make the Required Payment to the Administrative Agent, the Administrative Agent may assume that the Required Payment has been made and may, in reliance upon such assumption (but shall not be required to), make the amount thereof available to the intended recipients on such date; and, if the Payor has not in fact made the Required Payment to the Administrative Agent, the recipients of such payment shall, on demand, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date (the "Administrative Agent Advance Date") such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount, at a rate per annum equal to the Federal Funds Rate for such day; and, if such recipients shall fail promptly to make such payment, the Administrative Agent shall be entitled to recover such amount, on demand, from the Payor, together with interest as aforesaid, provided that if neither the recipients nor the Payor shall return the Required Payment to the Administrative Agent within three Business Days of such demand from the Administrative Agent, then, retroactively to the Administrative Agent Advance Date, the Payor and the recipients shall each be obligated to pay interest on the Required Payment as follows:

  (i)
  if the Required Payment shall represent a payment to be made by a Borrower to the Lenders, the Borrower and the recipients shall each be obligated retroactively to the Administrative Agent Advance Date to pay interest in respect of the Required Payment at the rate of interest provided for pursuant to Section 3.2 (and, in case the recipients shall return the Required Payment to the Administrative Agent, without limiting the obligation of the Borrower under Section 3.2 to pay interest to such recipients in respect of the Required Payment); and

  (ii)
  if the Required Payment shall represent proceeds of a Loan to be made by one or more Lenders to a Borrower, such Lenders and the Borrower shall each be obligated retroactively to the Administrative Agent Advance Date to pay interest in respect of the Required Payment at the rate of interest provided for such Required Payment pursuant to Section 3.2 (and, in case the Borrower shall return the Required Payment to the Administrative Agent, without limiting any claim the Borrower may have against such Lenders in respect of the Required Payment).

  (b)
  In the event that the Payor and the recipients both return the Required Payment to the Administrative Agent together with interest thereon as required hereby, the Administrative Agent shall promptly pay to the recipients the Required Payment together with the entire amount of any interest paid by the recipients to the Administrative Agent in respect of such Required Payment.

  (c)
  The Administrative Agent shall promptly notify the Borrowers of any receipt of notice by the Administrative Agent from a Lender that the Lender does not intend to make payment to the Administrative Agent of the proceeds of a Loan.

4.5   When Due Date Not Specified

        Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on written demand for payment thereof by the Administrative Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Administrative Agent and any such Lender under Article 12.

4.6   Administrative Agent's Authority to Debit

        In respect of all amounts which are then payable by the Borrowers under this Agreement, ADM authorizes and instructs the Administrative Agent, upon the direction of the Majority Lenders, to debit, from time to time if payment of such amounts is not made by a Borrower when due, the Proceeds Account and all of its other accounts that are maintained with the Administrative Agent for the purpose of satisfying payment thereof.

4.7   Priorities of Payments Derived From Realization of Security

        The net proceeds derived from the enforcement of and/or realization upon, any Security Documents, shall be applied against amounts owing with respect to the Accommodations hereunder and Secured Hedging Indebtedness as follows:

  (a)
  firstly, to the Lenders to the extent of any outstanding interest on the Accommodations Outstanding;

  (b)
  secondly, pari passu to the Lenders to the extent of any Accommodations Outstanding and to Hedging Lenders to the extent of any unpaid Senior Secured Hedging Indebtedness; and

  (c)
  thirdly, to Hedging Lenders to the extent of any unpaid Subordinated Secured Hedging Indebtedness.

ARTICLE 5
DOCUMENTARY CREDITS

5.1   Documentary Credits

        Subject to Section 5.2, from time to time on any Business Day prior to the Final Maturity Date, the L/C Issuing Bank shall issue Documentary Credits under the Revolving Credit Facility (each such issue, an "Issue") only for the account of ADC. Each Lender that has a Revolving Commitment (each, a "Revolving Credit Lender") at the time of issue of any such Documentary Credit severally, and not jointly and severally, agrees that it shall be contingently liable to the L/C Issuing Bank in respect of such Documentary Credit on the terms and subject to the conditions of this Agreement. The maximum aggregate Face Amount of all Documentary Credits issued hereunder shall not exceed the lesser of (i) US$30,000,000 and (ii) the Maximum Revolving Facility Amount.

5.2   Issue Notice

        Each Issue shall be made on notice (an "Issue Notice") given by ADC to the L/C Issuing Bank not later than 11:00 a.m. (Toronto time) on five Business Days' (or such longer period as may be required in the discretion of the L/C Issuing Bank) prior notice. The Issue Notice shall be in substantially the form of the L/C Issuing Bank's customary Documentary Credit application and be accompanied by a duly executed and completed Documentary Credit indemnity agreement substantially in the L/C Issuing Bank's customary form. In the event of a conflict or inconsistency between the provisions of such indemnity agreement and this Agreement, the provisions of this Agreement shall prevail. The Issue Notice shall be irrevocable and binding on ADC and shall specify (i) the requested date of Issue (the "Issue Date"), (ii) the type of Documentary Credit, (iii) the Face Amount of the Documentary Credit, (iv) the expiration date of the Documentary Credit (which expiration date shall not be more than 365 days after the Issue Date or such later date as the L/C Issuing Bank may permit, provided no expiration date shall be beyond the Final Maturity Date), and (v) the name and address of the Beneficiary. Promptly upon receipt of an Issue Notice and such indemnity agreement, the L/C Issuing Bank shall notify each Revolving Credit Lender thereof, which notice from the L/C Issuing Bank shall also specify each Revolving Credit Lender's rateable portion of the contingent liability for such Documentary Credit. The contingent liability in respect of each Documentary Credit shall be allocated among the Revolving Credit Lenders pro rata on the basis of their respective Revolving Commitments.

5.3   Form of Documentary Credit

  (a)
  Each Documentary Credit to be issued hereunder shall be dated the Issue Date, specify its expiration date and otherwise be satisfactory in form and substance to the L/C Issuing Bank; provided that, without the prior written consent of each Revolving Credit Lender, no Documentary Credit may be issued that would materially increase the obligations, diminish the rights, or vary the several nature of the obligations of the Revolving Credit Lenders.

  (b)
  Except to the extent otherwise expressly provided herein, (i) each commercial letter of credit shall be governed by the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication Number 500 (or any replacement publication) ("Uniform Customs"), and (ii) each standby letter of credit shall be governed by, and construed in accordance with, the International Standby Practices (ISP98 — International Chamber of Commerce Publication Number 590).

5.4   Procedure for Issuance of Documentary Credits

  (a)
  Issue:    On the Issue Date, the L/C Issuing Bank shall complete and issue a Documentary Credit in favour of the Beneficiary as specified by the ADC in its Issue Notice.

  (b)
  Time for Honour:    No Documentary Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented if such presentation is made after 11:00 a.m. (Toronto time) on such Business Day.

  (c)
  Text:    Prior to the Issue Date, ADC shall specify a precise description of the documents and the verbatim text of any certificate to be presented by the Beneficiary prior to payment under the Documentary Credit. The L/C Issuing Bank may require changes in any such documents or certificate.

  (d)
  Conformity:    In determining whether to pay under a Documentary Credit, the L/C Issuing Bank shall be responsible only to determine that the documents and certificates required to be delivered under such Documentary Credit have been delivered and that they comply on their face with the requirements of such Documentary Credit.

  (e)
  Notice:    Upon issuance of a Documentary Credit, the L/C Issuing Bank shall give prompt notice thereof to ADC and each Revolving Credit Lender.

5.5   Payments and Reimbursement of Amounts Drawn under Documentary Credits

  (a)
  In the event of any request for a drawing under any Documentary Credit, the L/C Issuing Bank shall notify each Revolving Credit Lender of such request and of each such Revolving Credit Lender's rateable share of such drawing and shall provide a copy of such request and confirmation that a demand for payment made under such Documentary Credit was properly made. With respect to any drawing determined by the L/C Issuing Bank to have been properly made under a Documentary Credit, each Revolving Credit Lender shall pay its rateable share of the applicable payment in respect of such Documentary Credit to such account as the L/C Issuing Bank shall advise.

  (b)
  In the event of any request for a drawing under any Documentary Credit, the L/C Issuing Bank may notify ADC (with a copy of the notice to the Revolving Credit Lenders) on or before the date on which it intends to honour such drawing. ADC (whether or not such notice is given) shall reimburse the L/C Issuing Bank by payment to the L/C Issuing Bank on demand by the L/C Issuing Bank in Canadian Dollars or US Dollars, as the case may be, of an amount, in same day funds, equal to the amount of such drawing, together with interest on such amount from and including the date of honouring such drawing until payment is made as if it were a US Base Rate Canada Loan having a principal amount in US Dollars equal to the amount of such drawing (which amount, in the case of an amount in Canadian Dollars, shall be converted into its Equivalent Amount in US Dollars as of the date of such drawing). Unless ADC notifies the L/C Issuing Bank prior to noon (Toronto time) on the Business Day immediately prior to the date of such drawing that ADC intends to reimburse the L/C Issuing Bank for the amount of such drawing by payment to the L/C Issuing Bank with funds other than the proceeds of Loans:

  (i)
  ADC shall be deemed to have given a Notice of Borrowing to the Administrative Agent requesting the relevant Revolving Credit Lenders to make a US Base Rate Canada Loan on the date on which such drawing is honoured in an amount equal to the amount of such drawing (which amount, in the case of an amount in Canadian Dollars, shall be converted into its Equivalent Amount in US Dollars as of the date of such drawing); and

  (ii)
  subject to the terms and conditions of this Agreement (including those set forth in Article 6), each Revolving Credit Lender shall, on the date of such drawing, make such Loan in accordance with Article 2 and ADC shall apply the proceeds thereof to the reimbursement of the L/C Issuing Bank for the amount of such drawing.

  (c)
  The obligation of ADC to reimburse the L/C Issuing Bank for, and the obligation of each relevant Revolving Credit Lender to participate in, drawings made under any Documentary Credit shall be unconditional and irrevocable and shall be fulfilled strictly in accordance with the terms of this Agreement under all circumstances, including:

  (i)
  any reduction of the Revolving Commitments after any Documentary Credit was issued;

    (ii)
    any lack of validity or enforceability of any Documentary Credit;

    (iii)
    the existence of any claim, set-off, defence or other right which ADC may have at any time against a Beneficiary or any transferee of any Documentary Credit (or any Persons for whom any such transferee may be acting), any Revolving Credit Lender or any other Person, whether in connection with the Loan Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between ADC or an Affiliate and the Beneficiary of such Documentary Credit);

    (iv)
    any draft, demand, certificate or any other document presented under any Documentary Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

    (v)
    payment by the L/C Issuing Bank under any Documentary Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Documentary Credit (provided that such payment does not constitute gross negligence or wilful misconduct); or

    (vi)
    the fact that a Default or an Event of Default shall have occurred and be continuing.

5.6   Fees

  (a)
  Fronting Fee:    ADC shall pay to the L/C Issuing Bank, for its own account, on the Issue Date a fronting fee equal to the Face Amount of the Documentary Credit then being issued multiplied by 0.15% per annum on the basis of the number of days from and including the Issue Date to but excluding the expiration date of such Documentary Credit.

  (b)
  Issue Fee:    ADC shall pay to the Administrative Agent, on behalf of the Revolving Credit Lenders, an issue fee in respect of each Documentary Credit (for the account and rateable benefit of each Revolving Credit Lender) in the currency thereof. Such issue fee shall be payable quarterly in arrears on the third day of the first month of each Fiscal Quarter (or, if such day is not a Business Day, on the next Business Day) and shall be calculated on the Face Amount of each Documentary Credit outstanding on any day during the preceding Fiscal Quarter on the basis of the number of days during such Fiscal Quarter on which each such Documentary Credit was outstanding (including the first day but excluding the last day of such Fiscal Quarter) at a rate equal to the applicable L/C Fee (as adjusted in accordance with Section 2.11).

  (c)
  Administration Fee:    ADC shall pay to the L/C Issuing Bank, for its own account, on the Issue Date, amendment or transfer of each Documentary Credit its standard documentary and administrative charges for issuing, amending or transferring a standby or commercial letter of credit or a letter of guarantee of a similar amount, term and risk.

5.7   Indemnification; Nature of Revolving Credit Lender's Duties

  (a)
  Indemnity:    In addition to amounts payable as elsewhere provided in this Article 5, ADC hereby agrees to protect, indemnify, pay and save the L/C Issuing Bank and its directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expenses) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

  (i)
  the issuance of any Documentary Credit, other than as a result of the gross negligence or wilful misconduct of the indemnitee; or

  (ii)
  the failure of the indemnitee to honour a drawing under any Documentary Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions called in this Section 5.7, "Government Acts").

  (b)
  Risk:    As between ADC and the L/C Issuing Bank, ADC assumes all risks of the acts and omissions of, or misuse of the Documentary Credit issued by the L/C Issuing Bank, by the respective Beneficiaries of such Documentary Credit and, without limitation to the foregoing, neither the L/C Issuing Bank nor any Revolving Credit Lender shall be responsible for:

  (i)
  the form, validity, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of such Documentary Credit, even if it should in fact prove to be in any or all respects invalid, inaccurate, fraudulent or forged;

  (ii)
  the invalidity or insufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Documentary Credit or the rights or benefits under it or proceeds of it, in whole or in part, which may prove to be invalid or ineffective for any reason;

  (iii)
  errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they are in cipher;

  (iv)
  errors in interpretation of technical terms;

    (v)
    any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Documentary Credit or of the proceeds thereof;

    (vi)
    the misapplication by the Beneficiary of any such Documentary Credit of the proceeds of any drawing under such Documentary Credit; and

    (vii)
    any consequences arising from causes beyond the control of such Lender, including any Government Acts.

  None of the above shall affect, impair or prevent the vesting of any of the L/C Issuing Bank's rights or powers hereunder. No action taken or omitted by the L/C Issuing Bank under or in connection with any Documentary Credit issued by it or the related certificates shall put the L/C Issuing Bank under any resulting liability to ADC in the absence of gross negligence or wilful misconduct.

5.8   Repayments

  (a)
  Upon the Accommodations Outstanding with respect to the Revolving Credit Facility becoming due and payable (on maturity, by reason of acceleration or otherwise), and notwithstanding the expiration date of any outstanding Documentary Credit issued under such Revolving Credit Facility, an amount equal to the Face Amount of all outstanding Documentary Credits issued under such Revolving Credit Facility, and all accrued and unpaid fees owing by ADC in respect of the issuance of such Documentary Credit pursuant to Section 5.6, if any, shall thereupon forthwith become due and payable by ADC to the L/C Issuing Bank and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be held by the L/C Issuing Bank as collateral security for the Obligations of ADC (including without limitation to provide for or to secure payment of the amounts payable under such Documentary Credit in respect of any drawing thereunder).

  (b)
  ADC shall pay to the L/C Issuing Bank the aforesaid amount in respect of both any Documentary Credit which is outstanding hereunder and any Documentary Credit which is the subject matter of any order, judgment, injunction or other such determination (a "Judicial Order") restricting payment by the L/C Issuing Bank under and in accordance with such Documentary Credit or extending a Revolving Credit Lender's liability under such Documentary Credit beyond the expiration date stated therein. Payment in respect of each such Documentary Credit shall be due in the currency in which such Documentary Credit is stated to be payable.

  (c)
  The L/C Issuing Bank shall, with respect to each such Documentary Credit, upon the later of:

  (i)
  the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the L/C Issuing Bank from paying under such Documentary Credit; and

  (ii)
  the earlier of:

  (A)
  the date on which either (x) the original counterpart of the Documentary Credit is returned to the L/C Issuing Bank for cancellation, or (y) the L/C Issuing Bank is released by the Beneficiary from any further obligations in respect thereof; and

  (B)
  the expiry (to the extent permitted by any Applicable Law) of such Documentary Credit,

  pay to ADC an amount equal to the amount, if any, by which the amount paid to the L/C Issuing Bank by ADC pursuant to this Section 5.8 exceeds the aggregate amount paid by the L/C Issuing Bank under such Documentary Credit.

ARTICLE 6
CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT

6.1   Conditions Precedent to Initial Accommodation

        The Lenders' obligation to make available any Accommodation under the Credit Facilities on the Closing Date is subject to and conditional upon the satisfaction of each of the following conditions on or prior to the Closing Date:

  (a)
  Agreements, Constating Documents, Contract Binder, etc.:    The Administrative Agent and each Lender shall have received in form and substance satisfactory to the Administrative Agent, the Lenders and Lenders' Counsel, each acting reasonably:

  (i)
  this Agreement duly executed by the Borrowers, the Lenders and the Agents;

  (ii)
  certified copies of the respective Constating Documents of each of the Borrowers, their respective borrowing by laws, if any, and resolutions of their respective boards of directors authorizing the execution, delivery and performance of this Agreement and each relevant Other Document by them respectively;

    (iii)
    the certificate of an Appropriate Officer of each of the Borrowers confirming the veracity of the representations and warranties set out in Section 10.1, substantially in the form set out in Schedule "G"; and

    (iv)
    the Contract Binder containing certified copies of all Material Project Documents then in effect, the Five Year Plan, the Life of Mine Plan, the Program and Budget and the Financial Model,

    and the Lenders shall have reviewed and be satisfied with the terms of (A) any amendments to the Material Project Documents made after the date of the Original Credit Agreement, and (B) any Material Project Documents entered into subsequent to the date of the Original Credit Agreement.

  (b)
  Security Documents:    The Collateral Agent, for itself and on behalf of the other Agents and the Lenders, and Lenders, as applicable, shall have received, in form and substance acceptable to the Collateral Agent, the Lenders and Lenders' Counsel, acting reasonably, and continue to hold as security, in accordance with and subject to the terms of this Agreement, for repayment of all Accommodations Outstanding, payment of all interest and other amounts due hereunder and the performance of all other Obligations of ADM and ADC, the Security Documents.

  (c)
  Payment of Fees, Expenses, etc.:
  (i)
  Each of the lead arrangers, underwriters, Agents and Lenders shall have received payment of all amounts (including the arrangement and underwriting commissions and expenses) required to be paid to it by the Borrowers under the agreements between such Persons and the Borrowers, which are then due or the Borrowers shall have provided to the Administrative Agent an irrevocable direction to pay same out of the proceeds of the initial Borrowing; and

  (ii)
  the Lenders' Counsel, the Independent Engineer, the Insurance Consultant and the Diamond Market Consultant shall have received payment of their fees and disbursements incurred to such date or the Borrowers shall have provided to the Administrative Agent an irrevocable direction to pay same out of the proceeds of the initial Borrowing.

  (d)
  Approvals:    The Administrative Agent and each of the Lenders shall have received evidence to its satisfaction that all material Approvals have been obtained and are in effect.

  (e)
  Searches:    The Lenders' Counsel shall have conducted or caused to be conducted (or, at the request of the Administrative Agent, after consultation with Lenders' Counsel, the Borrowers shall have caused Borrowers' Counsel to conduct), and the Administrative Agent shall, after consultation with Lenders' Counsel, be satisfied with the result of all real and personal property searches and other searches and enquiries conducted in respect of the Borrowers and the Project, and such estoppel letters and other related documents (to confirm the amounts secured by any Permitted Encumbrances and the collateral covered thereby) reasonably required by the Administrative Agent in respect thereof shall have been received by the Administrative Agent.

  (f)
  Opinions:    The Administrative Agent and each of the Lenders shall have received and be satisfied with:

  (i)
  the opinions of Borrowers' Counsel and ADM's NWT Counsel addressed to the Agents, the Lenders and Lenders' Counsel, substantially as set out in Schedule "H"; and

  (ii)
  the opinion of Lenders' Counsel, addressed to the Agents and the Lenders, substantially as set out in Schedule "I".

  (g)
  Registrations and Filings:    All registrations and filings in respect of the Security Documents shall have been made to the satisfaction of Lenders' Counsel in such jurisdictions as Lenders' Counsel shall determine to be necessary or appropriate; it being agreed that the Collateral Agent, for itself and on behalf of the other Agents and the Lenders, shall be entitled to make all such further registrations and filings in respect of the Security Documents after the Closing Date as the Collateral Agent or Lenders' Counsel shall consider appropriate.

  (h)
  Subordination Agreement/Manager Acknowledgment:    (i) The Collateral Agent on behalf of the Lenders shall have received an acknowledgement from the Manager, as contained in the subordination agreement in favour of the Manager substantially in the form attached hereto as Schedule "J", acknowledging that the Security Documents which create a Lien on ADM's Participating Interest constitute permitted security under the terms of the Joint Venture Agreement, and (ii) the Administrative Agent and each of the Lenders shall have received a certified copy of the Diavik Joint Venture Amending Agreement (No. 3) amending the Second JVA Amending Agreement by deleting paragraphs 2(a), 2(b), 2(c), 2(d) and 2(e) thereof and terminating the liabilities and the obligations of the parties under such paragraphs.

  (i)
  No Proceedings:    No suit, action, investigation, inquiry or other proceeding (including, without limitation, the enactment or promulgation of a statute or rule) by or before any arbitrator of any Governmental Agency shall be pending and no preliminary or permanent injunction or order by a provincial, state, federal or other court shall have been entered into (i) in connection with either of the Borrowers or any Material Project Document, or any of the transactions contemplated thereby or hereby, or (ii) which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

  (j)
  Financial Model:    The Lenders shall have received and be satisfied with the Financial Model (including all tax assumptions therein) and shall have received a certificate of an Appropriate Officer of ADM confirming, on a projected basis based on the assumptions set forth in the Financial Model, ADM's compliance with the financial covenants set forth in Section 11.1(s) hereof.

  (k)
  Diamond Market Consultant's Report:    The Lenders shall have received and be satisfied with the Diamond Market Consultant's report confirming, inter alia, the estimated value of the diamonds to be produced from the Project and the price assumptions used in the Financial Model.

  (l)
  Independent Engineer's Report:    The Administrative Agent, the Technical Agent and each of the Lenders shall have received and be satisfied with the Independent Engineer's report based on its satisfactory review of the Five Year Plan, the Life of Mine Plan, the Financial Model, any current Program and Budget and the Environmental Plans and Programs, confirming, inter alia, (i) that the Project is operating in accordance with the Five Year Plan and is in compliance with the Environmental Agreement, and (ii) the sustainability of the forecast production (tonnes and grade), operating costs, capital costs and reclamation costs of the Project.

  (m)
  Establishment of Proceeds Account:    The Administrative Agent shall have received and be satisfied with evidence that the Proceeds Account has been established and cash or cash equivalents in an aggregate amount equal to the Cash Call Reserve Amount plus the Debt Reserve Amount is on deposit therein or the Borrowers shall have provided to the Administrative Agent an irrevocable direction to pay such amount to the Proceeds Account out of the proceeds of the initial Borrowing.

  (n)
  Approved Hedge Program:    The Administrative Agent shall have received duplicate copies of the Approved Hedge Program Agreements, if any, entered into between any Borrower and Hedging Counterparties and evidence of the termination of any hedging transaction entered into with a counterparty that is not a Lender.

  (o)
  Independent Consultants:    The Technical Agent and Administrative Agent, respectively, on behalf of the Lenders, shall have entered into engagement letters with the Independent Engineer and the Insurance Consultant and each of the Lenders shall have received and be satisfied, acting reasonably, with such engagement letters.

  (p)
  Insurance:    The Administrative Agent, Technical Agent, Lenders and the Insurance Consultant shall have received and be satisfied with the Minimum Insurance Coverage Summary and the Insurance Consultant shall have received and be satisfied with the broker certificates of the insurance policies referenced therein and shall have had an opportunity to review, and shall be satisfied with, the insurance policies referenced in the Minimum Insurance Coverage Summary and the Administrative Agent, Technical Agent and each of the Lenders shall have received and be satisfied with the Insurance Consultant's report (the "Insurance Report") based on its review of the Minimum Insurance Coverage Summary and insurance policies referenced therein, such report to confirm, inter alia, that such insurance policies comply with the provisions of this Agreement and are usual and customary for the project and companies of a type similar to the Project and the Borrowers, respectively, and that all proceeds of such insurance policies relating to the Project are payable to ADM and the Administrative Agent, as loss payee and/or additional insureds.

  (q)
  Partial Prepayment of Original Credit Agreement:    The Administrative Agent and each Lender shall have received in form and substance satisfactory to each of them, acting reasonably:

  (i)
  the Daylight Loan Agreement duly executed by ADM and the Daylight Lender;

  (ii)
  the Prepayment shall have occurred;

  (iii)
  evidence that the Original Administrative Agent shall have resigned and the Administrative Agent shall have been appointed as administrative agent under the Original Credit Agreement; and

  (iv)
  the loan advanced under the Daylight Loan Agreement shall have been fully repaid or ADM shall have provided to the Administrative Agent an irrevocable direction to pay same on the Closing Date.

  (r)
  ADB Acknowledgement:    The Administrative Agent shall have received in form and substance satisfactory to it an acknowledgement from Antwerpse Diamantbank NV addressed to the Collateral Agent and the Administrative Agent, on behalf of the other Agents and Lenders, acknowledging and agreeing that it shall not accept delivery of any diamond inventory of ADM unless it shall, concurrently therewith, irrevocably transfer the full purchase price therefor by wire transfer to the Proceeds Account.

6.2   Conditions Precedent to Initial and Subsequent Accommodations

        In addition to any other conditions set out herein, the Lenders' obligation to make available any Accommodations under the Facility on the Closing Date and any subsequent Accommodation Date is subject to and conditional upon satisfaction of each of the following conditions:

  (a)
  No Default, etc.:    On each Accommodation Date, no Default or Event of Default shall have occurred and be continuing or could reasonably be expected to occur after giving effect to the requested Accommodation.

  (b)
  Representations and Warranties:

  (i)
  Each representation and warranty set out in Section 10.1 where such representation or warranty is qualified by "Material Adverse Effect" or any other "materiality" concept shall be true and accurate on each such Accommodation Date as though such representation or warranty had been made on and as of such Accommodation Date; and

  (ii)
  each other representation and warranty set out in Section 10.1 shall be true and accurate in all material respects on each such Accommodation Date, as though such representation or warranty had been made on and as of such Accommodation Date except with respect to this Section 6.2(b), where such representation and warranty is stated to speak as of a date in which event such representation and warranty shall speak only as of such date.

  (c)
  Material Adverse Effect:    There shall not have occurred any event resulting from any occurrence of whatever nature (excluding a material adverse change in diamond prices or the diamond market, in and of itself, but including any adverse determination in any labour controversy, litigation, arbitration or governmental investigation or proceeding), which is materially adverse, or is or would be reasonably likely to be materially adverse, to the ability of ADM or ADC to make payment of any Obligations hereunder when due.

  (d)
  Financial Compliance Certificate:    After giving effect to such Accommodation, based on the compliance certificates delivered pursuant to Section 11.1(q)(ii), the Accommodations Outstanding in respect of the Credit Facilities shall not result in a breach of the financial covenants in Sections 11.1(s) and (t).

6.3   Waiver

        The terms and conditions of Sections 6.1 and 6.2 are inserted for the sole benefit of the Agents and the Lenders and, subject to Section 15.10, the Administrative Agent (upon instructions from all the Lenders in the case of an initial Accommodation by a Borrower hereunder or from the Supermajority Lenders in the case of any other Accommodation hereunder) may waive them in whole or in part with or without terms or conditions in respect of any Accommodations, without prejudicing the Lenders' right to assert them in whole or in part in respect of any Accommodation.

ARTICLE 7
PREPAYMENT, REDUCTIONS AND CANCELLATION

7.1   Voluntary Prepayments of Term Facility

  (a)
  ADM may at any time upon giving the Administrative Agent at least 10 Business Days' prior irrevocable notice thereof, prepay, in whole or in part, Accommodations Outstanding under the Term Facility (subject to such prepayments being in a minimum principal amount of US$5,000,000 unless the Term Facility is being prepaid in full) together with any interest and other amounts accrued under this Agreement to the date of such Voluntary Prepayment.

  (b)
  Any prepayment of a Libor Loan made on a day other than the last day of the Libor Period applicable thereto shall be subject to payment by ADM of breakage costs in respect of such Libor Loan as contemplated in Section 13.1(d).

  (c)
  Any such prepayments ("Voluntary Prepayments") of the Accommodations Outstanding under the Term Facility shall be applied in inverse order of maturity in reduction of the repayment instalments required to be made by ADM under Section 3.1(a).

7.2   Mandatory Prepayments of Term Facility

  (a)
  ADM shall make mandatory prepayments of Accommodations Outstanding under the Term Facility to the Lenders in an amount (each, a "Mandatory Prepayment") equal to 17.6% of each Restricted Payment made by ADM after December 15, 2004 up to a maximum aggregate amount equal to (i) US$35,000,000, less (ii) the aggregate amount of Voluntary Prepayments made in respect of the Term Facility pursuant to Section 7.1(a), less (iii) the aggregate amount of any termination or reduction of all or part of the undrawn amount of the Revolving Commitment pursuant to Section 7.4.

  (b)
  Any prepayment of a Libor Loan made on a day other than the last day of the Libor Period applicable thereto shall be subject to payment by ADM of breakage costs in respect of such Libor Loan as contemplated in Section 13.1(d).

  (c)
  Any Mandatory Prepayment shall be applied in reduction of the repayment instalments required to be made under Section 3.1(a) in inverse order of maturity.

7.3   Mandatory Reduction of Revolving Commitments

  (a)
  The Maximum Revolving Facility Amount shall be US$75,000,000 for the period from the Closing Date to the 30 month anniversary of the Closing Date (the "Full Limit Period"). Unless the Full Limit Period is extended pursuant to Section 7.3(b), the Maximum Revolving Facility Amount shall reduce by US$12,500,000 on the last day of the Full Limit Period and on each of the 6th, 12th, 18th, 24th and 30th month anniversary of the last day of the Full Limit Period.

  (b)
  Not less than three months and not more than four months prior to the end of the Full Limit Period or the then current Extended Full Limit Period, ADC may request the Lenders, by notice to the Administrative Agent, to extend such period for one year. The Lenders shall respond to such request not less than 45 days prior to the end of such period (such 45th day being the "Response Deadline"). If no response is received from a Lender within such period, such Lender shall be deemed to have not provided consent thereto. The Administrative Agent shall, by notice to ADC, extend the Full Limit Period or Extended Full Limit Period, as the case may be, by one year if a group of Lenders whose aggregate Revolving Commitments equal or exceed 75% of the total Revolving Commitments has consented thereto. If the requisite percentage of Lenders approves the extension of the Full Limit Period or the then current Extended Full Limit Period, as the case may be, but a Lender does not provide consent thereto, ADC shall, at its option, either:

  (i)
  cancel such Lender's Revolving Commitment by giving not less than ten Business Days' prior irrevocable notice thereof to the Administrative Agent and repaying the Accommodations Outstanding to such Lender under the Credit Facilities on the date specified in that notice together with any breakage costs, Fees, interest and other amounts accrued (whether or not then due and payable) under this Agreement up to such specified date; or

  (ii)
  during the 35 day period following the Response Deadline, find a replacement lender or lenders (provided that such replacement lender or lenders shall be an Eligible Assignee) and notify the non-consenting Lender of same in which case such non-consenting Lender shall enter into an Assignment and Acceptance Agreement, whereby it shall assign its rights and obligations under this Agreement.

    For greater certainty, if the extension of the Full Limit Period or any Extended Full Limit Period is not approved by Lenders whose aggregate Revolving Commitments equal or exceeds 75% of the total Revolving Commitments, the Full Limit Period or Extended Full Limit Period shall not be extended.

  (c)
  If the requisite percentage of Lenders approves the extension of the Full Limit Period and, as applicable, the then current Extended Full Limit Period pursuant to Section 7.3(b), the Maximum Revolving Facility Limit shall be US$75,000,000 (or such lesser amount as may result from any reduction thereto pursuant to Section 7.3(b)(i)) for an additional 12 month period (each, an "Extended Full Limit Period") beginning on the last day of the Full Limit Period or the immediately preceding Extended Full Limit Period and the Maximum Revolving Facility Amount shall reduce by US$12,500,000 on each of the 6th, 12th, 18th, 24th and 30th month anniversary of the last day thereof unless the then current Extended Full Limit Period is further extended in accordance with the provisions hereof.

  (d)
  For greater certainty, in the event that (i) ADC fails to request an extension of a Full Limit Period or Extended Full Limit Period, as the case may be, as provided in Section 7.3(b), or (ii) any request for an extension of a Full Limit Period or Extended Full Limited Period is not approved by the requisite percentage of Lenders with Revolving Commitments, ADC shall have no further right to request such extensions.

  (e)
  Upon reduction of the Maximum Revolving Facility Amount hereunder, ADC shall immediately repay all Accommodations Outstanding under the Revolving Credit Facility in excess of the reduced Maximum Revolving Facility Amount.

7.4   Voluntary Reduction of Revolving Credit Facility

        By giving not less than 10 Business Days' prior irrevocable notice, at any time and from time to time ADC may request the Administrative Agent to terminate or reduce all or part of the aggregate undrawn amount of the Revolving Credit Facility in the amount and on the date specified in that notice (which shall be a date not earlier than ten Business Days after the date of that notice). The Administrative Agent shall, by notice to ADC, terminate or reduce the undrawn portion of the Revolving Credit Facility specified in that notice if (i) the Administrative Agent has received any Fees, interest, breakage costs, and other amounts accrued (whether or not then due and payable) under this Agreement up to such specified date, and (ii) except as to a reduction which reduces the aggregate unused amount of the Revolving Credit Facility to zero, each reduction shall be in an aggregate amount at least equal to US$5,000,000 and, if greater, in an amount which is an integral multiple of US$1,000,000. Any such reductions of the Revolving Credit Facility shall be applied pro rata to the scheduled reductions of the Revolving Credit Facility described in Section 7.3 hereof. Any portion of the Revolving Credit Facility that is terminated or reduced under this Section 7.4 may not be reborrowed.

7.5   Status of Lender

        If, at any time:

  (a)
  the Lender's Term Commitment or Lender's Revolving Commitment of any Lender is, in accordance with the terms of this Agreement, reduced to zero;

  (b)
  all indebtedness and any other amounts owed to such Lender by ADM or ADC hereunder or in connection herewith has been finally paid in full; and

  (c)
  such Lender is under no further actual or contingent obligation hereunder,

  then such Lender shall cease to be a party hereto and a Lender for the purposes hereof, provided, however, that the provisions of Article 13 shall still apply in favour of such Lender.

7.6   Prepayments Permanent

        Any Accommodations Outstanding under the Term Facility prepaid pursuant to this Agreement shall not be reborrowed.

ARTICLE 8
PROCEEDS ACCOUNT AND RESERVE AMOUNTS

8.1   Proceeds Account

  (a)
  ADM shall, except as otherwise provided herein, promptly deposit all cash receipts (howsoever described) into the Proceeds Account.

  (b)
  ADM shall maintain in the Proceeds Account at all times a minimum balance in cash or cash equivalents equal to the lesser of the Debt Reserve Amount and US$15,000,000.

  (c)
  All amounts on deposit in the Proceeds Account shall be held in cash or, provided no Event of Default has occurred and is continuing and subject at all times to Sections 8.1(b) and 8.3, invested at the direction of ADM in Permitted Investments.

8.2   General Provisions Relating to the Proceeds Account

        The Proceeds Account and all cash or Permitted Investments deposited therein shall be pledged to or otherwise encumbered in favour of the Collateral Agent as security for the Obligations pursuant to the ADM Security Documents.

8.3   Reserve Amounts

        Without limiting Section 8.1(b), ADM shall ensure that at all times the sum of (i) cash or cash equivalents on deposit in the Proceeds Account plus (ii) the undrawn amount of the Revolving Credit Facility equals or exceeds the aggregate of the Debt Reserve Amount, the Cash Call Reserve Amount and the Capital Costs Reserve Amount.

ARTICLE 9
INCREASED COSTS; TAXES; MARKET DISRUPTIONS;
GENERAL PAYMENT PROVISIONS

9.1   Substitute Rate of Borrowing

        If, on any Libor Determination Date during the term of this Agreement, any Lender reasonably determines (which determination is final, conclusive and binding upon the Borrowers and the Lenders) and advises the Administrative Agent that:

  (a)
  adequate and fair means do not exist for ascertaining the rate of interest on a Libor Loan to be made by such Lender;

  (b)
  the making or the continuing of a Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

  (c)
  deposits in US Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Libor Period to make, fund or maintain such Libor Loan during such Libor Period, then, the Administrative Agent shall promptly notify the Borrowers in writing and the Borrowers shall (if so notified), promptly and, in any event, no later than by close of business on the day it receives such notification, advise the Administrative Agent to convert such Libor Loan into a US Base Rate Canada Loan. Should a Borrower fail so to advise the Administrative Agent, the Borrower shall be deemed to have given the Administrative Agent notice to convert any such Libor Loan into a US Base Rate Canada Loan and any such Libor Loan will be deemed to be a US Base Rate Canada Loan for all purposes under this Agreement.

        With a view to returning to the normal operation of the Credit Facilities, the Administrative Agent shall, after having consulted with such Lender, examine the situation at least weekly to determine if the circumstances described in Sections 9.1(a), (b) or (c) prevail.

9.2   Increased Costs, etc.

  (a)
  Each of the Borrowers jointly and severally agrees to reimburse each Lender for any increase (other than as specifically covered in any other Section of this Article) in the cost to such Lender of making, converting, continuing or maintaining (or of its obligation to make, convert, continue or maintain) any Accommodations, and for any reduction (other than as specifically covered in any other Section of this Article) in the amount of any sum receivable by such Lender hereunder in respect of making, converting, continuing or maintaining any portion of any such Accommodations in either case, from time to time by reason of any Regulatory Change (including with respect to Regulation D of the F.R.S. Board or any change to Statutory Reserves). Upon any Lender determining that it is entitled to be compensated for an increased cost or reduced amount hereunder, such Lender shall notify the Administrative Agent and the relevant Borrower thereof as promptly as practicable, but in any event, within six months after such Lender obtains actual knowledge thereof; provided that if such Lender fails to give such notice within six months after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section 9.2 in respect of any increased cost or reduced amount resulting from such event, only be entitled to payment under this Section 9.2 for costs incurred from and after the date six months prior to the date that such Lender does give such notice. Such notice of a Lender hereunder shall state in reasonable detail the reasons therefor and the additional amount required to fully compensate such Lender for such increased cost or reduced amount. Such notice shall, in the absence of clear error, be conclusive and binding on such Borrower. A Lender shall claim amounts pursuant hereto only if it is claiming amounts on a comparable basis from comparable borrowers (or, if it does not have comparable borrowers at the time of such claim, only if it would claim amounts on a comparable basis in the event it had comparable borrowers) provided that no Lender shall be required to disclose information regarding comparable borrowers or other evidence in this regard.

  (b)
  As soon as practicable following the giving of any notice described in clause (a), the affected Lender, the Administrative Agent and the relevant Borrower shall negotiate for a period not exceeding 30 days with a view to avoiding or minimizing the circumstances described in clause (a). If no steps mutually agreeable to the affected Lender, the Administrative Agent and such Borrower are decided within such 30 day period, such Borrower may elect to either to prepay the Accommodations Outstanding and interest payable on such affected Lender's Accommodations Outstanding (subject, however, to Section 9.3).

9.3   Increased Capital Costs

        If any Regulatory Change (including a change to Statutory Reserves) affects or would affect the amount of capital required or expected to be maintained by any Lender and such Lender determines (in its reasonable discretion) that the rate of return on its capital is reduced to a level below that which such Lender could have achieved but for the occurrence of any such Regulatory Change, then, in any such case upon notice from time to time by such Lender to the Borrowers, each Borrower may, at its option (i) on the first Interest Payment Date which is at least five days following receipt of such notice, pay directly to such Lender additional amounts sufficient to compensate such Lender for such reduction in rate of return, or (ii) prepay the affected Lender's Accommodations Outstanding and pay interest thereon (subject, however, to Section 13.1(d)). Upon any Lender determining that it is entitled to be compensated for an increased cost or reduced amount hereunder, such Lender shall notify the Administrative Agent and the Borrowers thereof as promptly as practicable, but in any event, within six months after such Lender obtains actual knowledge thereof; provided that if such Lender fails to give such notice within six months after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section 9.3 in respect of any increased cost or reduced amount resulting from such event, only be entitled to payment under this Section 9.3 for costs incurred from and after the date six months prior to the date that such Lender does give such notice. A statement of such Lender as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of clear error, be conclusive and binding on the Borrowers. In determining such amount, such Lender may use any method of averaging and attribution that it (in its reasonable discretion) shall deem applicable. A Lender shall claim amounts pursuant hereto only if it is claiming amounts on a comparable basis from comparable borrowers (or, if it does not have comparable borrowers at the time of such claim, only if it would claim amounts on a comparable basis in the event it had comparable borrowers) provided that no Lender shall be required to disclose information regarding comparable borrowers or other evidence in this regard.

9.4   Illegality

  (a)
  If, as the result of any Regulatory Change, any Lender shall determine (which determination, in the absence of clear error, shall be conclusive and binding on the Borrowers) that it is unlawful for such Lender to make a Libor Loan, the obligations of such Lender to make any portion of the Libor Loan shall, upon such determination (and telephonic notice thereof confirmed in writing to the Administrative Agent and the Borrowers), forthwith be suspended, if feasible, until such Lender shall become aware that the circumstances causing such suspension no longer exist and shall forthwith notify the Administrative Agent and the Borrowers to such effect, at which time the obligation of such Lender to make such type of Loan shall be reinstated.

  (b)
  If, as the result of any Regulatory Change, any Lender shall determine (which determination, in the absence of clear error, shall be conclusive and binding on the Borrowers) that it is unlawful for such Lender to continue a Libor Loan, then, upon notice by such Lender to the Administrative Agent and the Borrowers, such Lender shall consult with the Borrowers and the Administrative Agent for a period of up to 30 days from the date of such notice, with a view to agreeing upon a mutually acceptable alternative arrangement which will avoid or minimize such illegality. If no steps mutually agreeable to the affected Lender, the Administrative Agent and the Borrowers are decided within such 30 day period, and no replacement Lender to the affected Lender is available after the Borrowers, the Administrative Agent and the affected Lender have taken all reasonable steps to locate a replacement Lender, the Borrowers may, at their option, to the extent not prohibited from doing so by the relevant illegality or unlawfulness, convert such Lender's then outstanding Libor Loans which are affected by the circumstances described in clause (a) to US Base Rate Canada Loans (provided that, unless such conversion is effected on the last day of the applicable Libor Period(s), the Borrowers shall make any payment required pursuant to Section 13.1(d) or prepay, within five days after the expiry of such 30 day period (unless required to do so prior thereto), the Accommodations Outstanding of and interest on such affected Lender's Accommodations Outstanding (subject, however, to Section 13.1(d)).

9.5   Taxes

        All payments by ADC or ADM of principal of, and interest on, or in respect of the Loans and all other amounts payable pursuant to this Agreement or any other Loan Document to any Agent or any Lender shall be made free and clear of, and without deduction for any, present or future income, excise, sales, use, stamp or other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed pursuant to any Applicable Law of Canada or any political subdivision or taxing authority thereof or therein or by any taxing or similar authority in any other jurisdiction (other than the recipient's jurisdiction) from or through which any such Person effects payments hereunder, other than franchise taxes and taxes imposed on or measured by the recipient's net income, capital or receipts, (such non-excluded items referred to as "Taxes"). In the event that any withholding or deduction from any payment to be made by ADC or ADM hereunder or under any other Loan Document is required in respect of any Taxes pursuant to any Applicable Law, then ADC or ADM, as the case may be, will:

  (a)
  pay directly to the relevant authority when required to be paid the full amount of the Taxes to be so withheld or deducted (including any taxes on the additional amount referred to in Section 9.5(c));

  (b)
  promptly forward to the Administrative Agent a copy of an official receipt or other documentation reasonably satisfactory to the Administrative Agent evidencing such payment to such authority; and

  (c)
  pay to the Administrative Agent for the account of the Agents or the Lenders entitled thereto such additional amount or amounts (which, for greater certainty, shall be paid, in the case of interest, as additional interest) as is necessary to ensure that the net amount actually received by such Person will be equal to the full amount such Person would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted or assessed against an Agent or any Lender with respect to any payment received or receivable by such Lender or any Agent hereunder or under any other Loan Document, such Agent or such Lender may pay such Taxes when required to be paid (provided that the relevant Agent or Lender affected shall use reasonable efforts to provide ADC and ADM with notice of such claim for taxes prior to making payment without any liability for any inadvertent failure to do so) and ADC or ADM, as the case may be, will promptly pay such additional amounts (including any penalties, interest or expenses but excluding penalties arising from the failure of an Agent or such Lender to duly make payment of Taxes so directly asserted or assessed) as is or are necessary in order that the net amount received by such Person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the applicable Agent or Lender would have received had not such Taxes been asserted or assessed. If ADC or ADM fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent, for its own account and, as the case may be, the account of the other relevant Agents or relevant Lenders, the required receipts or other required documentary evidence, then ADC or ADM, as the case may be, shall indemnify the relevant Agents or the relevant Lenders, as the case may be, for any incremental Taxes, interest or penalties that may become payable by any such Person as a result of any such failure. For purposes of this Section, a distribution hereunder or under any other Loan Document by the Administrative Agent or any Lender to or for the account of any Agent or Lender shall be deemed a payment by ADC or ADM, as the case may be. The Agents and the Lenders agree to cooperate with ADC and ADM in completing and delivering or filing tax-related forms which would reduce or eliminate any Taxes required to be deducted or withheld on account of payment made by ADC or ADM under this Agreement or any other Loan Document; provided, however, that none of the Agents or Lenders shall be under any obligation to execute and deliver any such form if, in the opinion of such Agent or Lender, completion of any such form could result in an adverse consequence with respect to the business or tax position of such Agent or Lender.

9.6   Mitigation

  (a)
  In the event that ADC or ADM makes payment of any amount pursuant to Section 9.3 or 9.5 or that any Agent or Lender seeks payment of an amount pursuant to Section 9.3 or 9.5 or because of circumstances resulting in the 30 day negotiation period described in clause (b) of Section 9.2 or 9.4, such affected Agent or Lender agrees that it will take such reasonable steps as may reasonably be open to it to mitigate the effects of the circumstances described in the foregoing Sections; provided, however, that no Agent or Lender shall be obligated to (i) take any such steps if, in its opinion, such steps would require it to achieve less than its expected return under this Agreement or would have an adverse effect upon its assets or financial condition or would otherwise be disadvantageous to such Lender in its sole discretion or (ii) achieve any particular result or incur any liability to ADC or ADM by virtue of any such steps resulting in less than complete mitigation of the relevant circumstances.

  (b)
  If any Agent or Lender effectively obtains a refund of tax or credit (a "Tax Credit") against a payment made by ADC or ADM pursuant to Section 9.5 (a "Tax Payment"), and such Agent or Lender is able to identify such Tax Credit as being attributable to such Tax Payment, then such Agent or Lender, after actual receipt of such Tax Credit, shall reimburse ADC or ADM, as the case may be, for such amount as such Agent or Lender shall reasonably determine to be the proportion of such Tax Credit as shall be reasonably attributable to such Tax Payment; provided, however, that no Agent or Lender shall be required to make any such reimbursement which would cause it to lose the benefit of such Tax Credit or would otherwise adversely affect any matter relating to such Agent or Lender in connection with the assessment or payment of any Taxes. Each Agent and Lender shall have absolute discretion as to whether to claim any Tax Credit, and if it does so claim, the extent, order and manner in which it does so. No Agent or Lender shall be obliged to disclose information regarding its tax affairs or computations to ADC or ADM.

9.7   Replacement Lenders

  (a)
  Provided that no Event of Default shall have occurred and be continuing, ADC or ADM may, at any time, replace any Lender that has given a notice pursuant to Section 9.1 or 9.4 or has requested compensation from it pursuant to Sections 9.2 or 9.3 (any such Lender being herein called an "Affected Lender"), by giving not less than 10 Business Days' prior written notice to the Administrative Agent (which shall promptly notify such Affected Lender and each other Lender) that it intends to replace such Affected Lender with one or more banks (including, but not limited to, any other Lender under this Agreement) that is an Eligible Assignee selected by the Borrower and acceptable to the Administrative Agent, provided that no such replacement Lender shall be entitled to compensation pursuant to this Article 9 which is equal to or greater than the compensation that would have been payable to the Affected Lender. Such replacement may be effected by an assignment pursuant to Section 16.3 or by any other method acceptable to the Affected Lender, the Administrative Agent and the Borrowers (none of which shall unreasonably withhold their acceptance, and both such Affected Lender and the Administrative Agent shall cooperate with the Borrowers in effecting such replacement).

  (b)
  Upon the effective date of any replacement pursuant to this Section 9.7 (and as a condition thereto), the relevant Borrower shall pay to the Affected Lender being replaced any amounts owing to such Affected Lender hereunder (including, without limitation, principal, interest, fees, commissions, compensation and additional amounts under this Article 9, in each case accrued to the effective date of such replacement, and any amounts that would be payable under this Article 9 as if all of such Affected Lender's Loans were being prepaid in full on such date), whereupon each replacement bank shall for all purposes of this Agreement become a "Lender" having a Revolving Commitment or, as the case may be, Term Commitment in the amount of such Affected Lender's Revolving Commitment or, as the case may be, Term Commitment assumed by it, holding Loans acquired by it and party to and/or entitled to the benefit of the Loan Documents, and such Term Commitment or, as the case may be, Revolving Commitment of the Affected Lender being replaced shall be terminated upon such effective date and all of such Affected Lender's rights and obligations under the Loan Documents shall terminate (provided that the obligations of the Borrower under Sections 9.2, 9.3, 9.5, 13.1, 13.2 and 13.3 to such Affected Lender and the obligations of such Affected Lender under Section 15.7 to the Agents shall, in each case, survive such replacement).

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties

        In order to induce the Agents and the Lenders to enter into this Agreement and, in the case of the Lenders, to make Accommodations hereunder, each of ADM and ADC represents and warrants unto each Agent and Lender as set forth in this Section 10.1.

  (a)
  Organization, Qualifications, etc.:

  (i)
  Each of ADM and ADC is validly organized and existing under the laws of its governing jurisdiction.

  (ii)
  Each of ADM and ADC is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business makes such qualification necessary unless the failure to so qualify could not reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project and has full corporate or other power and authority, and holds all requisite Approvals, to own and hold under lease its property and to conduct its business substantially as currently conducted by it unless failure to hold such Approvals could not reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

  (iii)
  Each of ADM and ADC has full corporate or other power and authority to enter into and perform its obligations hereunder and under each of the Other Documents executed or to be executed by it.

  (b)
  Execution and Delivery:    The execution and delivery by ADM and ADC of this Agreement and each Other Document executed or to be executed by it and the performance by each of them of its respective obligations hereunder and thereunder, and the receipt of the Accommodations hereunder by ADM and ADC, have been duly authorized by all necessary corporate action, do not and will not require any Approval which has not been obtained, do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any Requirement of Law or Approval, and will not result in or require the creation or imposition of any Lien, other than Permitted Encumbrances, on any of its properties pursuant to the provisions of any Contractual Obligation (other than pursuant to this Agreement and the Other Documents to which it is a party).

  (c)
  Enforceability:    This Agreement constitutes, and each Other Document executed or to be executed by ADM or ADC constitutes, or on the due execution by each party thereto and delivery thereof will constitute, the legal, valid, and binding obligation of ADC and ADM enforceable in accordance with its terms, subject only to the exceptions set forth in the legal opinions delivered pursuant to Section 6.1.

  (d)
  Security, etc.:    Each Security Document will create, upon its due recordation or registration where required for such purpose, in favour of the Collateral Agent (for itself and on behalf of the other Agents and the Lenders) or in favour of the Lenders, as applicable, in the case of the security granted by ADM pursuant to Sections 426 and 427 of the Bank Act (Canada), a valid and perfected Lien on all of the assets, properties, rights and revenues purported to be covered thereby as security for the relevant obligations expressed to be covered thereby, subject to no Liens, except (i) for mandatory provisions of Applicable Law, (ii) Permitted Encumbrances, and (iii) for the specific exceptions set forth in the legal opinions delivered pursuant to Section 6.1.

  (e)
  Approvals:    All Approvals necessary for the execution and delivery (i) by ADM and ADC of this Agreement and the Other Documents, and (ii) to the best of the knowledge of ADM and ADC, by any other Person a party to any Other Documents, and in either case for the performance of the transactions contemplated herein and therein have been received.

  (f)
  No Immunity, etc.:    Neither ADM nor ADC nor any of its properties or revenues enjoys any right of immunity from suit, set-off, attachment prior to judgment or in aid of execution, or execution on a judgment in respect of its obligations under this Agreement or any of the Other Documents to which it is a party.

  (g)
  Financial Information:    All balance sheets and all other financial information of ADC, ADM and the Joint Venture which have been furnished by or on behalf of ADC, ADM and the Joint Venture to the Agents and the Lenders for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including:

  (i)
  ADC's audited consolidated financial statements for the year ended January 31, 2003 and its unaudited interim financial statements for the nine months ended October 31, 2003;

  (ii)
  ADM's unaudited financial statements for the year ended January 31, 2003 and its unaudited interim financial statements for the nine months ended October 31, 2003; and

  (iii)
  the Joint Venture's audited annual financial statements as at December 31, 2002 and its unaudited monthly financial statements for each month thereafter ending January 31, 2004,

    have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and present fairly the financial position of such Person as at the dates thereof and the results of its operations for the periods then ended. None of ADM, ADC nor, to the best of the knowledge of ADM and ADC, the Joint Venture has on the date hereof any Contingent Liability or liability for taxes, long-term leases or unusual forward or long-term commitments which are not reflected in its financial statements described in this Section or in the notes thereto and which could reasonably be expected to have a Material Adverse Effect on ADC, ADM and the Joint Venture.

  (h)
  Default under Material Project Documents and Compliance with Laws:

  (i)
  None of ADM, ADC nor, to the best of the knowledge of ADM and ADC, the Manager nor the Joint Venture is in default in the payment of (or in the performance of any material obligation applicable to) any Indebtedness, or in default under any Material Project Document or the terms or conditions upon which any Approval has been granted which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (ii)
  Each of ADM and ADC and, to the best of the knowledge of ADM and ADC, the Manager and the Joint Venture has complied and is complying in all material respects with every Requirement of Law applicable to its business, properties, assets and operations except to the extent failure to comply with such Requirement of Law could not reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (i)
  Litigation, etc.:    There is no pending or threatened labour controversy, litigation, arbitration or governmental investigation or proceeding against ADM, ADC or, to the best of the knowledge of ADM and ADC, the Manager or the Joint Venture or to which any of its or their business, operations, properties, assets, revenues or prospects is subject which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

  (j)
  Material Adverse Effect:    Since the date of each of ADM's and ADC's and other Person's financial statements referred to in Section 10.1(g), there have been no occurrences which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

  (k)
  Contractual Obligations and Indebtedness:

  (i)
  None of ADM, ADC nor, to the best of the knowledge of ADM and ADC, the Manager or Joint Venture is a party or subject to any Contractual Obligation or Constating Document which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

    (ii)
    Neither ADM nor ADC is a party or subject to any Contractual Obligation, breach of which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project, except (A) the Material Project Documents, or (B) as otherwise disclosed to the Administrative Agent in writing prior to the date hereof or any subsequent date when this representation and warranty is deemed to be repeated hereunder.

    (iii)
    Neither ADM nor ADC has any Indebtedness except for Indebtedness permitted pursuant to Section 11.2(b).

  (l)
  Taxes:    Each of ADM and ADC has filed within the times and in the manner required by Applicable Law all tax returns and reports required to be filed by or with respect to it in all applicable jurisdictions and has paid all taxes due and payable by it except to the extent ADM or ADC, as the case may be, is diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves with respect thereto in accordance with GAAP. The information contained in such tax returns and reports is true and correct and reflects and does not in any respect understate, the taxable income or the liability for taxes of ADM or ADC, as the case may be, in the relevant tax year. All taxes relating to income, capital, sales, real or personal property or any other type of tax including interest or penalties thereon, that are or may become payable by ADM or ADC have been fully paid or fully disclosed and fully provided for in the books and financial statements of ADM or ADC, as the case may be except to the extent ADM or ADC, as the case may be, is diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves with respect thereto in accordance with GAAP. There are no outstanding agreements or waivers extending the statutory period providing for an extension of any tax, penalties or interest thereon, or the filing of any tax return or the report by, or any payment of any tax, interest or penalties by either ADM or ADC, as the case may be, and there are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims threatened against either ADM or ADC in respect of any taxes or any matters under discussion with any Governmental Agency relating to any taxes. Each of ADM and ADC has withheld all amounts required to be withheld by it in respect of any taxes, payments under Canada Pension Plan, Employment Insurance or similar legislation or other amounts required to be withheld by it and has remitted such amounts to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation.

  (m)
  Mining Rights:    The Joint Venture has acquired all Mining Rights and has obtained such other surface and other property rights as are necessary for access, water, plant sites, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are required in connection with the operation of the Project.

  (n)
  Title, etc.:

  (i)
  The Manager holds the Project Assets in trust for the Joint Venture Participants in accordance with their respective Participating Interests.

  (ii)
  Each of ADC, ADM, the Manager and the Joint Venture has good title to all of its respective assets, free and clear of all Liens other than Permitted Encumbrances.

  (iii)
  The Toronto sorting office is located at premises located at [address deleted], which premises are owned by ADC Newco and leased to ATS and the sorting equipment located therein is owned by ATS.

  (iv)
  Each of ADC and ADM and, to the best of the knowledge of ADC and ADM, the Manager and the Joint Venture has complied with all Contractual Obligations relating to any asset or property leased, operated, licensed or used (but not owned) by ADC, ADM or the Joint Venture, as the case may be, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (o)
  Trademarks, etc.:    Each of ADC and ADM and, to the best of the knowledge of ADC and ADM, the Manager (in respect of the Project) and the Joint Venture owns and possesses all such patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights and copyrights, the absence of which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project without, individually or in the aggregate, any infringement upon rights of other Persons which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project and, except as disclosed in writing to the Administrative Agent prior to the date hereof or any subsequent date when this representation and warranty is deemed to be repeated hereunder, there is no individual patent or patent license the loss of which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (p)
  Technologies, etc.:    To the best of the knowledge of ADC and ADM, the Manager, in trust for ADM and the other Joint Venture Participants or the Joint Venture owns or has the right to use all technologies and processes required to operate the Project. To the best of the knowledge of ADC and ADM, except as disclosed in writing to the Administrative Agent prior to the date hereof or any subsequent date when this representation and warranty is deemed to be repeated hereunder, there are no material license agreements granting any of the Joint Venture Participants, the Manager or the Joint Venture or any other Person rights in any patented process or the right to use technical or secret know-how that are required for the operation of the Project.

  (q)
  Approvals and Material Project Documents:

  (i)
  Each of ADC and ADM and, to the best of their knowledge, the Manager and the Joint Venture has entered into all Instruments and obtained all Approvals (other than Approvals which are not material and which are expected to be obtained in the ordinary course of business as and when necessary after the date of making of the representation and warranty contained in this Section) except to the extent the failure to obtain same could not reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (ii)
  Each of the Material Project Documents is in full force and effect, is enforceable against ADM and ADC if and to the extent a party thereto (and, to the best of the knowledge and belief of ADC and ADM by each such Person against all other parties thereto) in accordance with its terms, subject only to the exceptions in the nature set forth in the legal opinions delivered pursuant to Section 6.1, is in the form included in the Contract Binder, all material performance required thereunder of each party thereto has occurred (except performance required by the Material Project Documents to be performed at a later date), and no default or event or condition which with notice, lapse of time or both could constitute a default thereunder which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project has occurred and is continuing.

  (r)
  Five Year Plan, Life of Mine Plan and Program and Budget:    The statements, assumptions, financial projections, estimates and other expressions of view as to future circumstances contained in the Five Year Plan, Life of Mine Plan and Program and Budget are fair and reasonable as and when produced and, to the best of the knowledge of ADC and ADM, have been arrived at after reasonable inquiry and have been made in good faith by the Persons responsible therefor.

  (s)
  Financial Model:    Each Financial Model and all financial projections, estimates and other expressions of view as to future circumstances contained in the Financial Models provided to the Agents and the Lenders are fair and reasonable as and when produced and, to the best of ADM's knowledge, have been arrived at after reasonable inquiry and have been made in good faith by the Persons responsible therefor.

  (t)
  Environmental Laws:

  (i)
  All facilities and property (including underlying groundwater) owned, operated, leased or utilized by ADM, the Manager on behalf of the Joint Venture Participants and the Joint Venture acting in connection with the Project have been, and continue to be, owned, operated, leased or utilized by such Persons in material compliance with all Environmental Laws.

  (ii)
  There are no existing and, to the best of the knowledge of ADC and ADM, there are no pending or threatened:

  (A)
  claims, complaints, notices or requests for information received by ADM, ADC, the Manager, any Joint Venture Participant or the Joint Venture from any Governmental Agency acting in connection with the Project with respect to any alleged material violation of the Environmental Law, or

  (B)
  complaints, notices or inquiries to ADM, ADC, the Manager, any Joint Venture Participant or the Joint Venture, as the case may be regarding material potential liability under Environmental Law.

  (iii)
  To the best of the knowledge of ADC and ADM, there have been no releases or emissions of Hazardous Materials at, on or under any property now or previously owned, operated or leased by the Manager, any Joint Venture Participant or the Joint Venture in connection with the Project that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect with respect to a Relevant Party or the Project.

  (iv)
  ADM, the Manager and/or the Joint Venture have been issued, and each is in material compliance with, all Approvals relating to environmental matters and necessary or advisable for the Project.

  (v)
  No property now or previously owned, operated or leased by ADM, the Manager or the Joint Venture in connection with the Project is listed or proposed for listing on any governmental or regulatory list of sites requiring investigation or cleanup.

  (vi)
  There are no underground or aboveground storage tanks, active or abandoned, including petroleum storage tanks, any polychlorinated biphenyls or any friable asbestos at, on or under any property now or previously owned, operated or leased by ADM, the Manager or the Joint Venture in connection with the Project that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect with respect to a Relevant Party or the Project.

    (vii)
    No conditions exist at, on or under any property now or previously owned, leased, operated, licensed or used by any of ADM, the Manager or the Joint Venture which, with the passage of time, or the giving of notice or both, could reasonably be expected to give rise to liability under any Environmental Law that, individually or in the aggregate, has, or could reasonably be expected to have, a Material Adverse Effect with respect to a Relevant Party or the Project.

  (u)
  Participating Interest:    ADM's Participating Interest and ADM's right, title and interest in and to its share of Product are owned by ADM free and clear of any Liens other than Permitted Encumbrances.

  (v)
  Ownership:    The ownership and investment structure of ADM and ADC is set out in Schedule "A" which also lists all Subsidiaries and Affiliates of each of the Borrowers and any other Person in which ADM or ADC has an ownership interest. ADM is a direct, wholly-owned Subsidiary of ADC. All of the shares in the capital of ADM are owned by ADC free and clear of any Liens or Rights other than pursuant to the Security Documents.

  (w)
  Joint Venture Participants:    ADM and DDMI are the only Joint Venture Participants as at the date hereof. As at the date hereof, the Participating Interests of ADM and DDMI are 40% and 60% respectively.

  (x)
  No Default:    No Default or Event of Default has occurred and is continuing.

  (y)
  Independent Consultants:    Except as disclosed on Schedule "K", as of the date of this Agreement none of the Independent Consultants or their respective professional employees providing or overseeing the provision of services contemplated by this Agreement (i) has contracted to perform any other services for ADM, ADC, the Manager or the Joint Venture or any Affiliate of any such Person in connection with the proposed Project, or (ii) is entitled to receive any fee, payment or other consideration from ADM, ADC, the Manager or the Joint Venture or any Affiliate or any such Person in connection with the transactions contemplated by this Agreement or the Other Documents.

  (z)
  Transactions with Affiliates:    Except for the Material Project Documents as in effect on the date hereof, transactions pursuant thereto and transactions permitted pursuant to Sections 11.2(b), 11.2(d) and 11.2(j), neither ADM nor ADC has entered into any transaction or agreement with any Affiliate other than transactions or agreements that (i) are bona fide business transactions or agreements reasonably related to the conduct of its business, (ii) are on terms that, at the time such transaction or agreement was entered into, were no less favourable to it than those that could have been obtained at such time by it in a comparable arm's length transaction and (iii) have been disclosed to the Administrative Agent.

  (aa)
  Reporting to Joint Venture Participants:    The resolution of the Joint Venture Management Committee dated as of December 20, 2001 in respect of reports provided and to be provided to Joint Venture Participants pursuant to clause 7.2(l) of the Joint Venture Agreement is in full force and effect, unamended. The Joint Venture Management Committee has not directed any change to the reporting described in such resolution.

ARTICLE 11
COVENANTS

11.1 Positive Covenants

  (a)
  Positive Covenants Generally:    Until all Obligations of ADM and ADC have been paid and performed in full, each of ADM and ADC agree with each of the Agents and each Lender that each of ADM and ADC shall perform its obligations set forth in this Section 11.1.

  (b)
  Compliance with Laws, Approvals, etc.:    ADM and ADC shall, and shall use commercially reasonable efforts (including, in the case of ADM, exercising in a commercially reasonable manner all of its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager (in relation to the Project) and the Joint Venture to:

  (i)
  comply, in all material respects with all Applicable Laws, with all Approvals and with the terms of all Other Documents (including the performance of all obligations evidenced thereby);

  (ii)
  operate the Project in material compliance with all Approvals, keep all Approvals in effect and remain in material compliance with and handle all Hazardous Materials in material compliance with all applicable Environmental Laws;

  (iii)
  use commercially reasonable efforts (including in the case of ADM, exercising in a commercially reasonable manner, all of its rights under the Joint Venture Agreement) to cause the Manager to notify ADM and ADC of all material written claims, complaints, notices or inquiries relating to the condition of the Project and the facilities and properties of ADM and ADC and the Joint Venture or compliance with Environmental Laws;

    (iv)
    notify the Administrative Agent and the Technical Agent of all material written claims, complaints, notices or inquiries relating to the condition of the Project and the facilities and properties of ADM, ADC and the Joint Venture or compliance with Environmental Laws, and provide copies of same to the Administrative Agent and the Technical Agent forthwith upon receipt;

    (v)
    promptly use its commercially reasonable efforts to cure and have dismissed with prejudice any actions and proceedings relating to compliance with Environmental Laws; and

    (vi)
    provide such information and certifications which the Administrative Agent and/or the Technical Agent may reasonably request from time to time to evidence compliance with this Section.

  (c)
  Maintain Existence:    ADM shall remain a wholly-owned Subsidiary of ADC and ADM and ADC shall, and shall use commercially reasonable efforts (including, in the case of ADM, exercising in a commercially reasonable manner all of its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager and the Joint Venture to at all times do all things necessary to:

  (i)
  maintain and preserve each such Person's corporate existence or existence as a joint venture, as the case may be; and

  (ii)
  ensure that each such Person is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business makes such qualification necessary.

  (d)
  Pay Taxes:    ADM and ADC shall pay and discharge, and shall use commercially reasonable efforts to cause the Manager (in relation to the Project) and the Joint Venture to pay and discharge, as the same may become due and payable, all taxes, assessments, royalties, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require ADM, ADC, the Manager or the Joint Venture to pay or discharge any such taxes, assessment, royalties, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

  (e)
  GAAP:    ADM and ADC shall keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP. ADM and ADC shall use commercially reasonable efforts to ensure that the Manager (in relation to the Project) and the Joint Venture keeps financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP.

  (f)
  Operation of Project, etc.:    ADM shall, and shall use commercially reasonable efforts (including exercising in a commercially reasonable manner its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager and the Joint Venture to:

  (i)
  operate and maintain the Project in accordance, in all material respects, with the Joint Venture Agreement, Five Year Plan, any current Program and Budget and the Environmental Plans and Programs including, without limitation, the Environmental Management Plans;

  (ii)
  maintain, preserve, protect and keep all of its ownership, lease, use, licence and other interests in the Project Assets as are necessary or advisable for the Joint Venture to be able to operate the Project substantially in accordance with sound mining and business practice;

  (iii)
  maintain, preserve, protect and keep all of the Project Assets in good repair, working order, and condition, and make necessary and proper repairs, renewals, and replacements so that its business carried on in connection therewith may be properly conducted at all times, unless such Project Assets are obsolete and no longer used or useful for the operation of the Project, such operation to be substantially in accordance with sound mining and business practice; and

  (iv)
  ensure, that there are sufficient competent technical and management employees engaged in connection with the Project in order to enable construction operation and maintenance of the Project.

  (g)
  Notice of Changes to Program and Budget, etc.:    ADM shall, and shall use commercially reasonable efforts (including exercising in a commercially reasonable manner its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager to, notify the Administrative Agent of any proposed material amendment to, or deviation from, the then prevailing Five Year Plan, the then current Life of Mine Plan, any Program and Budget in effect, the Environmental Plans and Programs including, without limitation, the Environmental Management Plans.

  (h)
  Material Project Documents:    ADM shall, and shall use commercially reasonable efforts (including exercising in a commercially reasonable manner its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager to:

  (i)
  comply with all of its obligations under each Material Project Document;

  (ii)
  furnish to the Administrative Agent promptly upon the occurrence thereof a certified copy of any change or modification to any Material Project Document (which certified copy shall be added to and form part of the Contract Binder); and

  (iii)
  ensure that, promptly upon the effectiveness of any Material Project Document to which ADM is a party, the Administrative Agent shall be provided with a certified copy of such Material Project Document (which certified copy shall be added to and form part of the Contract Binder) and the applicable Agent and/or the Lenders shall be granted a conditional assignment of rights and/or, as the case may be, a first priority, subject only to Permitted Encumbrances, perfected Lien over ADM's rights thereunder as security for the Obligations of ADM.

  (i)
  JVA Required Amount:    ADM shall ensure that at all times the amount on deposit in the Joint Account to the credit of ADM is equal to the JVA Required Amount.

  (j)
  Approved Hedge Program Agreements and Reporting:

  (i)
  ADM shall provide the Administrative Agent with copies of any Approved Hedge Program Agreements once executed.

  (ii)
  ADM shall deliver to the Administrative Agent, upon request during the normal course of business, monthly reports in form and substance reasonably satisfactory to the Administrative Agent summarizing the Hedging Transactions then outstanding and in effect and including, without limitation, for each such transaction, the contract value, transaction execution date, unit amount and type hedged, contract price, maturity date, net mark to market exposure and instrument used.

  (k)
  Material Notices:    ADM and ADC shall furnish to the Administrative Agent, forthwith upon becoming aware of same, notice (such notice to include details of the subject matter and, where the notice relates to a Default, Event of Default or default under a Material Project Document, any action which ADM or, as the case may be, ADC takes and/or proposes to take with respect thereto) of:

    (i)
    any material breach of the Joint Venture Agreement, the Offtake Agreements, the Marketing Joint Venture Financing Agreements or any other Material Project Document;

    (ii)
    any event or circumstance which has resulted or could reasonably be expected to result in a Material Adverse Effect on the Project or any Relevant Party (provided that, in the case of ADC, such determination shall be on a consolidated basis after taking into account the various restrictions on cash or comparable liquidity balances) or ADM's ability to comply with its obligations under this Agreement or any Other Document to which it is a party;

    (iii)
    the occurrence of any default under a Material Project Document;

    (iv)
    the occurrence of any Default or Event of Default;

    (v)
    any material notice received or required to be given in relation to title or material Approvals;

    (vi)
    any potential or threatened labour controversy, litigation, arbitration or governmental investigation or proceeding, or the commencement of same, which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project;

    (vii)
    the creation of any Lien, other than a Permitted Encumbrance, over any of the Project Assets or, in the case of ADM, any of its other assets or undertaking or any such Lien becoming enforceable; and

    (viii)
    any material default or adverse claim made in respect of any Project Assets and any Force Majeure Event affecting the Project.

  (l)
  Access to Properties, etc.:    ADM shall, and shall use commercially reasonable efforts (including exercising in a commercially reasonable manner its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager and the Joint Venture to (i) permit the Independent Engineer, the Administrative Agent, the Technical Agent and the Lenders or any of their respective representatives, at reasonable times and in reasonable frequency (no more than once each Fiscal Year except that, if a Default or Event of Default has occurred and is continuing or if the Project performs in a materially worse manner than provided for in the then current Program and Budget, more frequent access as may be reasonably required by the Independent Engineer and Lenders) at ADM's expense and upon reasonable notice to the applicable Person, to visit and inspect the Project and any of the ADM's or the Joint Venture's other properties and operations and to visit all of their offices or any other location where relevant personnel or records are located (including, without limitation, the Toronto sorting office located at [address deleted]), and (ii) furnish such other information with respect to the financial condition, business, property, assets, revenues and operations of ADM or the Joint Venture as the Independent Engineer or any other Independent Consultant, any Agent or any Lender (acting through such Agent) may reasonably request. ADM and ADC will permit the Independent Engineer, the Administrative Agent, the Technical Agent and the Lenders or any of their respective representatives, at reasonable times and in reasonable frequency and upon reasonable notice to ADM, to discuss its financial matters with its officers, banks and independent chartered accountants, (and hereby authorizes such banks and independent chartered accountants to discuss its financial matters with any of the foregoing Persons or its representatives, provided that a representative of ADM or ADC is present) and to examine (and photocopy extracts from) any of its books or other corporate records (excluding any books and records not related, directly or indirectly, to the Project). Without limiting the generality of the foregoing, ADM and ADC shall provide all relevant and necessary assistance to the Independent Engineer and the Administrative Agent and the Technical Agent in connection with the performance of the duties of the Independent Engineer, the Administrative Agent and the Technical Agent contemplated hereby. ADM shall, subject to the provisions of Section 13.1(c), pay any fees of such chartered accountant and the Independent Engineer incurred in connection with the exercise of their rights pursuant to this Section. It is expressly understood that none of the Independent Engineer nor any Agent or Lender assumes any obligation to ADM or ADC or any other party in respect of the operation, development, exploration and production of the Project.

  (m)
  Insurance:

  (i)
  ADM and ADC shall, and shall use commercially reasonable efforts to ensure that the Manager and the Joint Venture shall, maintain with reputable insurers and, as applicable, reinsurers that are insuring any fronting or share arrangements for the insurance, which are rated "A–" or higher by A.M. Best Company or an equivalent rating by such other insurance rating agency acceptable to the Administrative Agent in its reasonable discretion after consultation with the Insurance Consultant, insurance against such casualties and contingencies and of such types set out in the Minimum Insurance Coverage Summary which insurance shall be in amounts and include terms and conditions (including, without limitation, deductibles, loss payees and additional insureds) that equal or exceed the minimum requirements set out in the Minimum Insurance Coverage Summary.

  (ii)
  ADM and ADC will immediately notify the Administrative Agent and the Insurance Consultant of any proposed change of any insurance company providing insurance coverage required pursuant to this Agreement which insurance coverage is controlled directly by ADM or ADC, as the case may be, or any proposed change to the amounts, nature, terms or conditions of such insurance coverage. Any change of insurance company or any change to the amounts, nature, terms or conditions of such insurance coverage shall, subject to the provisions of Section 11.1(m)(iv), not be permitted in the event that such proposed change would result in the insurance coverage not satisfying the minimum requirements set out in the Minimum Insurance Coverage Summary.

  (iii)
  ADM and/or ADC shall notify the Administrative Agent and the Insurance Consultant of any proposed change of insurance company providing insurance coverage required pursuant to this Agreement, which insurance coverage is controlled by the Manager, Rio Tinto plc or an Affiliate thereof or any proposed change to the amounts, nature, terms or conditions of such insurance coverage forthwith upon becoming aware of same. In the event any such changes result in the insurance coverage not satisfying the minimum requirements set out in the Minimum Insurance Coverage Summary, ADC or ADM shall immediately obtain and maintain additional or replacement insurance as shall be necessary to ensure that all insurance coverage maintained in connection with the Project satisfies the minimum requirements set out in the Minimum Insurance Coverage Summary, subject to the provisions of Section 11.1(m)(iv).

    (iv)
    In the event any insurance (including the limits or deductibles thereof) required to be maintained pursuant to the Minimum Insurance Coverage Summary shall not be reasonably available in the commercial insurance market:

    (A)
    ADM shall deliver to the Administrative Agent and the Insurance Consultant a written report prepared by an independent insurance representative explaining in detail the basis for concluding that such insurance is not reasonably available;

    (B)
    within 10 Business Days following receipt of the report referenced in item (A) above, the Insurance Consultant shall provide a written report to the Administrative Agent, confirming that such insurance is "not reasonably available" (and, in any case where any of the required amount, limits and/or deductibles of such insurance is not so available, advising as to the maximum amount and minimum limits and/or deductibles which are so available, indicating the consequences of such insurance failing to satisfy that aspect of the minimum insurance requirements set out in the Minimum Insurance Coverage Summary and setting out the Insurance Consultant's recommendations as to how to proceed); and

    (C)
    the Administrative Agent, in consultation with the Supermajority Lenders, may agree to waive the minimum requirements set out in the Minimum Insurance Coverage Summary with respect to such insurance which is not reasonably available provided that:

    1)
    at any time after the granting of any such waiver, but not more often than once a year, the Administrative Agent may request, and ADM shall furnish to the Administrative Agent and the Insurance Consultant within 15 Business Days after such request, a supplemental report reasonably acceptable to the Administrative Agent from an independent insurance representative updating the prior report and reaffirming such conclusion (which report shall be subject to review and confirmation by the Insurance Consultant);

    2)
    any such waiver shall be effective only so long as such insurance shall not be reasonably available;

        3)
        in the event that ADM fails to deliver any supplemental report required by the Administrative Agent pursuant to Section 11.1(m)(iv)(C)1) above within the 15 Business Day period provided therein, any such waiver shall no longer be effective; and

        4)
        during the period such waiver is effective, ADM shall maintain such insurance in the maximum amount and with minimum deductibles/limits, as determined by the Administrative Agent (after consultation with Insurance Consultant and the Supermajority Lenders), then reasonably available.

        For the purposes of this Section insurance will be considered "not reasonably available" if, in the Administrative Agent's determination (after consultation with Insurance Consultant and the Supermajority Lenders), it is obtainable only at excessive costs which are not justified in terms of the risk to be insured.

    (v)
    All of the insurance policies which are controlled by ADM or ADC with respect to the Project and/or Product in order to effect the coverage required pursuant to the Minimum Insurance Coverage Summary shall:

    (A)
    specify the Administrative Agent (for itself and on behalf of the other Agents and the Lenders) as an additional insured and as a loss payee (in all cases other than in the case of any third party liability insurance) and on such endorsements in favour of the Administrative Agent as the Administrative Agent shall reasonably require;

    (B)
    not be cancellable (or non-renewable or subject to a material decrease in the scope or amount of coverage (including by way of increase in any deductible)) as against the Administrative Agent or subject to material alteration of any kind without at least 45 days prior written notice to the Administrative Agent (except in the case of cancellation for failure to pay premiums in which event the minimum notice period to the Administrative Agent shall be 15 days);

    (C)
    in the case of insurance covering loss or damage to any of the Project Assets, contain a "breach of warranty" provision (including that the policy shall not be invalidated as against the Administrative Agent or the Collateral Agent, as the case may be, by reason of any action or failure to act of ADM, ADC or any other Person (including any negligence on behalf of the foregoing)) that provides for waiver of any right of set-off, recoupment, subrogation, counterclaim or any other deduction, by attachment or otherwise, with respect to any liability of ADM or ADC, and shall provide that all amounts payable to ADM or ADC shall be payable to the Administrative Agent or the Collateral Agent, as the case may be, (in each case for itself and on behalf of the other Agents and the Lenders) for application pursuant to this Agreement; and

      (D)
      otherwise be in form and substance reasonably satisfactory to the Administrative Agent (acting in consultation with the Majority Lenders and the Insurance Consultant).

    (vi)
    With respect to the insurance policies obtained to effect coverage required pursuant to the Minimum Insurance Coverage Summary which are controlled by the Manager, Rio Tinto plc or an Affiliate thereof in respect of the Project, the Administrative Agent (for itself and on behalf of the other Agents and the Lenders) shall be listed as an additional insured and/or loss payee as required pursuant to the Minimum Insurance Coverage Summary.

    (vii)
    ADM shall establish a single purpose account (the "Insurance Proceeds Account") in its name with the Administrative Agent on or prior to the date of receipt of any insurance proceeds. The Insurance Proceeds Account shall be located at the Administrative Agent's Main Branch. All insurance proceeds received by ADM shall be deposited into the Insurance Proceeds Account as provided in this Section 11.1(m) and no amounts shall be disbursed from the Insurance Proceeds Account except as provided in this Section 11.1(m).

    (viii)
    ADM shall cause proceeds of all insurance received by ADM, whether directly or by virtue of a payment from the Manager, to be applied as follows:

    (A)
    all amounts received in respect of any third party casualty or liability insurance may be paid directly to the Person entitled thereto;

    (B)
    all amounts received by ADM in respect of any business interruption insurance shall be deposited into the Insurance Proceeds Account provided that if:

    1)
    ADM has delivered to the Technical Agent (for itself and on behalf of the other Agents and Lenders) and the Independent Engineer a certificate certifying that, after taking into account the occurrence of the event which gave rise to the payment of such business interruption proceeds, (x) the repair or restoration of the Project is technically and economically feasible within the period for which business interruption insurance proceeds shall be payable to ADM, and (y) the Project will, following the expiry of such period, be capable of operating in the manner and at the levels specified in the Five Year Plan or, if unavailable, the then current Program and Budget;

        2)
        the Independent Engineer and the Technical Agent (in consultation with the Supermajority Lenders) have confirmed their acceptance of ADM's certificate referenced in item 1) above; and

        3)
        no Default or Event of Default has occurred and is continuing or could reasonably be expected to occur as a result of the event which gave rise to the payment of such business interruption insurance proceeds, such amounts on deposit in the Insurance Proceeds Account can be transferred at the direction of ADM to the Proceeds Account;

      (C)
      all proceeds from property insurance received by ADM for any single loss or related series of losses aggregating less than Cdn.$60,000,000 (or the Equivalent Amount), whether received directly from the insurer or by way of a payment from the Manager pursuant to the Joint Venture Agreement shall be deposited into the Insurance Proceeds Account. Provided no Event of Default has occurred and is continuing, ADM shall apply any such proceeds held in the Insurance Proceeds Account to the repair, replacement or restoration of the assets in respect of which the relevant proceeds were received or for reimbursement of the Person which effected such repair, replacement or restoration and any excess proceeds remaining after such repair, replacement or restoration shall be transferred to the Proceeds Account. If an Event of Default has occurred and is continuing all such proceeds shall be held in the Insurance Proceeds Account and only disbursed with the consent of the Majority Lenders; and

      (D)
      all proceeds from property insurance received by ADM for any single loss or related series of losses aggregating an amount which is equal to or in excess of Cdn.$60,000,000 (or the Equivalent Amount), whether received directly from the insurer or by way of a payment from the Manager pursuant to the Joint Venture Agreement shall be deposited into the Insurance Proceeds Account and within 30 days of receipt of such proceeds ADM shall deliver to the Administrative Agent, Independent Engineer and Insurance Consultant a plan for the application of such proceeds produced by ADM in the event of proceeds payable under insurance controlled by ADM or by the Manager in the case of proceeds payable under insurance policies controlled by the Manager, Rio Tinto plc or an Affiliate thereof. If after receipt of such plan and following review by the Administrative Agent, Independent Engineer and Insurance Consultant, the Supermajority Lenders approve implementation of such plan such proceeds shall, provided no Event of Default has occurred and is continuing, be applied in their entirety to repair, replace or restore the assets in respect of which such proceeds were received and any excess proceeds remaining after such repair, replacement or restoration shall be transferred to the Proceeds Account. If an Event of Default has occurred and is continuing such proceeds shall be held in the Insurance Proceeds Account and only disbursed with the consent of the Supermajority Lenders. If after receipt of such plan and following review by the Administrative Agent, Independent Engineer and Insurance Consultant, the Supermajority Lenders conclude that, in their reasonable judgment, in the light of the nature of the loss, the reasonableness of the plan and the amount of Obligations then outstanding it is unlikely that, after implementation of the plan, ADM would be able to pay all Obligations as and when they fall due, then such Lenders shall have the right to require that such insurance proceeds be applied to repay the Accommodations Outstanding and all other amounts payable in respect of the Credit Facilities. Such repayments shall be applied against future instalments payable to each Lender receiving such prepayment in inverse order of their maturities.

  (n)
  Confirmation of Insurance Reporting:

  (i)
  ADM shall furnish to the Administrative Agent and Insurance Consultant annually, on or before each anniversary of the Closing Date, or more frequently upon reasonable request of the Administrative Agent, broker certificates in the form delivered prior to the Closing Date confirming that the then outstanding insurance coverage with respect to the Project satisfies the minimum requirements set out in the Minimum Insurance Coverage Summary and that all such insurance coverage is in full force and effect and all premiums payable in connection therewith have been paid and the Insurance Consultant shall provide the Administrative Agent and the Lenders with written confirmation that it has reviewed such broker certificates and insurance policies delivered pursuant to Section 11.1(n)(ii) or reviewed pursuant to Section 11.1(n)(iii) and confirmed that the insurance coverage evidenced thereby satisfies the minimum requirements set out in the Minimum Insurance Coverage Summary and is usual and customary for a project and companies of a type similar to the Project and the Borrowers, respectively.

    (ii)
    ADM and/or ADC shall, contemporaneously with delivery of the broker certificates referenced in Section 11.1(n)(i) above, provide the Administrative Agent and Insurance Consultant with certified copies of all insurance policies maintained directly by ADM or ADC, as the case may be.

    (iii)
    ADM and/or ADC shall provide to the Manager on or before each anniversary of the Closing Date and, in the event of any material change in conditions in the insurance market generally, at the Administrative Agent's request, a copy of such notice as may be required to ensure that the Administrative Agent and Insurance Consultant are provided with an opportunity to review the insurance policies maintained by DDMI, Rio Tinto plc or any Affiliate thereof with respect to the Project in order that the Insurance Consultant can provide the Administrative Agent (for itself and on behalf of the other Agents and Lenders) with written confirmation that such policies continue to satisfy the minimum requirements set out in the Minimum Insurance Coverage Summary and are usual and customary for a project and companies of a type similar to the Project and the Borrowers, respectively. Unless otherwise agreed, the policies controlled by DDMI, Rio Tinto plc or any Affiliate thereof shall be made available for review at a location in North America mutually acceptable to DDMI and the Administrative Agent.

    (iv)
    ADM shall furnish to the Administrative Agent and the Insurance Consultant, at least 30 days prior to the expiry of any insurance policy required hereunder, satisfactory information regarding the current status of policy renewals and ADM's view of availability of renewal at the time of expiry for policies that will satisfy the requirements set out in the Minimum Insurance Coverage Summary.

  (o)
  Notice of Insurance Disputes, Loss, Modification, etc.:    ADM shall furnish to the Administrative Agent and the Insurance Consultant as promptly as practicable details as to any:

  (i)
  material disputes with insurance carriers providing insurance coverage with respect to the Project, whether maintained by ADM, ADC, DDMI, Rio Tinto plc or any Affiliate thereof;

  (ii)
  failure by ADM, ADC, the Manager, the Joint Venture Participants, the Joint Venture, Rio Tinto plc or any Affiliate thereof maintaining insurance with respect to the Project to pay any insurance premium as and when required;

  (iii)
  reduction in the amount of, or any other material change in, insurance or reinsurance coverage maintained by ADM, ADC, the Manager, the Joint Venture, Rio Tinto plc or any Affiliate thereof in connection with the Project;

  (iv)
  failure to comply with its obligations under Section 11.1(m), in each case stating the reasons therefor, together with any other information concerning the insurance and reinsurance coverage required to be maintained by it as the Administrative Agent shall have reasonably requested;

  (v)
  occurrence of any actual or potential material casualty or loss which is covered by the terms of any policy of insurance maintained by or on behalf of ADM, ADC, the Manager, the Joint Venture Participants, the Joint Venture, Rio Tinto plc or any Affiliate thereof and/or any claim made by any such Person against its insurance carriers; and

  (vi)
  notices received from any insurance carriers with respect to the modification, proposed modification, cancellation or proposed cancellation of any policy of insurance relating to the Project.

  (p)
  Project and Product Reporting:    The Borrowers shall, or shall cause the Manager to, furnish to the Administrative Agent the following reports and the Borrowers covenant and agree to request all such reports from the Manager monthly in the case of the reports referenced in items (ii) and (iii) below, annually in the case of the report referenced in item (v) below and when normally prepared in the case of the reports referenced in items (i) and (iv) below:

  (i)
  forthwith upon receipt of same, a copy of all proposed Programs and Budgets for the Project prepared by the Manager and all final Programs and Budgets adopted by the Joint Venture Management Committee;

    (ii)
    forthwith upon receipt of same, copies of any material notice, report, certificate or other document issued by the Manager or any Joint Venture Participant pursuant to the Joint Venture Agreement including, without limitation, all notices, reports and information which the Manager is to provide pursuant to the resolution of the Joint Venture Management Committee referenced in Section 10.1(aa), any Manager's report submitted pursuant to Section 7.2(l) of the Joint Venture Agreement, any notice of proposed expansion or material modification of the Project, any notice issued by the Manager pursuant to Section 8.6 or 8.7 of the Joint Venture Agreement and the then current Five Year Plan and Life of Mine Plan;

    (iii)
    promptly upon receipt of same, copies of the Manager's Monthly Operating Reports, including the report of rough diamond production, Manager's Cash Calls, royalties and taxes if any and the forecast of same for the balance of the period for which the then current Program and Budget is applicable;

    (iv)
    promptly upon receipt of same, copies of any audits or reports in respect of environmental or social issues which are required to be delivered to any Governmental Agency; and

    (v)
    15 days prior to the end of each Fiscal Year, an annual forecast of attributable rough diamond production and related operating and capital expenditures over the remaining mine life under the then prevailing Program and Budget and Five Year Plan.

  (q)
  Financial Reporting:    ADM and ADC shall furnish or cause to be furnished to the Administrative Agent copies (with sufficient copies for each Lender) of the following financial statements, reports and information, prepared on a consolidated basis in accordance with GAAP, consistently applied:

  (i)
  within 120 days after the close of each Fiscal Year of ADM and ADC, all of its respective audited financial statements, which shall include its balance sheet as applicable at the close of such Fiscal Year and the related statements of operations, retained earnings or deficit, and changes in financial position or cash flows, as may be relevant, in each case with comparable information at the close of and for the prior Fiscal Year and reported on without qualification by an independent certified public or chartered accountant of recognized international standing together with:

      (A)
      a certificate of the Chief Financial Officer of the ADM:

      1)
      establishing compliance with, and reconciling such financial statements on an individual basis to, the financial covenants in Section 11.1(s),

      2)
      reconciling such financial statements to the then current Program and Budget and the Five Year Plan,

      3)
      setting out an operating and performance report prepared by ADM in respect of the Project which describes in reasonable detail the operations of the Project during the Fiscal Year and includes a reconciliation of such data to the current Program and Budget, Project Management Reports and Project Management Costing Reports issued by the Manager during such Fiscal Year,

      4)
      certifying that no Default or Event of Default exists,

      5)
      certifying the amount of the net realizable value of diamond inventory of ADM that is located in Aber International's office in Antwerp, Belgium and is not the subject of Lien in favour of the Collateral Agent and/or the Lenders and Hedging Lenders and that such net realizable value at no time during the preceding Fiscal Year exceeded US$10,000,000,

      6)
      certifying the amount of the net realizable value of diamond inventory of ADM that is located outside of ADM's office in Toronto, Canada and Aber International's office in Antwerp, Belgium and is the subject of a Lien in favour of the Collateral Agent and/or the Lenders and Hedging Lenders and that such net realizable value at no time during the preceding Fiscal Year exceeded US$10,000,000, and

      7)
      certifying (x) the amount, if any, by which the net realizable value of the diamond inventory referred to in paragraphs (5) and (6) exceeded US$15,000,000 in the aggregate on any day during the preceding Fiscal Year, and (y) that all times during the preceding Fiscal Year such amount was on deposit in the Proceeds Account on account thereof (over and above, for greater certainty, any other amounts required to be on deposit in the Proceeds Account pursuant to this Agreement) for any such day, such certificate to be substantially in the form set out in Schedule "L"; and

      (B)
      a certificate of the Chief Financial Officer of ADC:

      1)
      establishing compliance with, and reconciling such financial statements on an individual basis to, the financial covenant in Section 11.1(t), and

      2)
      certifying that no Default or Event of Default exists,

        such certificate to be substantially in the form set out in Schedule "M"; and

    (ii)
    within 45 days after the close of each Fiscal Quarter of each Fiscal Year of ADM and ADC, all of its respective financial statements, which shall include its balance sheet as at the close of such Fiscal Quarter and the related statements of operations, retained earnings or deficit and changes in the financial position or cash flows, as may be relevant; in each case, for such Fiscal Quarter, with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year together with a certificate of the Chief Financial Officer of such Borrower:

    (A)
    establishing compliance with, and reconciling such financial statements on an individual basis to, the financial covenants in Section 11.1(s) or, as the case may be, Section 11.1(t);

    (B)
    reconciling such financial statements to the then current Program and Budget and the Manager's Monthly Operating Reports issued by the Manager during such Fiscal Quarter;

    (C)
    certifying that no Default or Event of Default exists;

    (D)
    certifying the aggregate amount of drawings under the Revolving Credit Facility plus all other amounts outstanding in respect of pari passu revolving credit facilities of or guaranteed by ADM projected in respect of the next following Fiscal Quarter permitted in compliance with the financial covenant in Section 11.1(s)(i);

    (E)
    certifying the amount of the net realizable value of diamond inventory of ADM that is located in Aber International's office in Antwerp, Belgium and is not the subject of Lien in favour of the Collateral Agent and/or the Lenders and Hedging Lenders and that such net realizable value at no time during the preceding Fiscal Quarter exceeded US$10,000,000;

      (F)
      certifying the amount of the net realizable value of diamond inventory of ADM that is located outside of ADM's office in Toronto, Canada and Aber International's office in Antwerp, Belgium and is the subject of a Lien in favour of the Collateral Agent and/or the Lenders and Hedging Lenders and that such net realizable value at no time during the preceding Fiscal Quarter exceeded US$10,000,000;

      (G)
      certifying (x) the amount, if any, by which the net realizable value of the diamond inventory referred to in paragraphs (E) and (F) exceeded US$15,000,000 in the aggregate on any day during the preceding Fiscal Quarter, and (y) that at all times during the preceding Fiscal Year such amount was on deposit in the Proceeds Account on account thereof (over and above, for greater certainty, any other amounts required to be on deposit in the Proceeds Account pursuant to this Agreement) for any such day;

      (H)
      if required pursuant to Section 11.2(d), certifying the aggregate amount of write offs and/or write downs in respect of receivables of ADM if such amount exceeds US$1,000,000 at any time during the then current Fiscal Year, such certificate to be substantially in the form set out in Schedule "N";

    (iii)
    within 45 days after the close of each Fiscal Quarter of each Fiscal Year of ADM, a certificate (the "Pricing Compliance Certificate") of the Chief Financial Officer of ADM certifying whether or not the average diamond price realized during the preceding 12 month period was equal to or greater than the base price assumed in the Financial Model, which certificate shall be substantially in the same form set out in Schedule "O";

    (iv)
    within 45 days after the close of each Fiscal Year of ADM, an audited certificate (the "Annual Audited Pricing Certificate") of the Auditors, prepared in connection with its audit of the financial statements of ADM in respect of the preceding Fiscal Year and of the average diamond price realized during the preceding Fiscal Year, certifying whether or not the average diamond price realized during the preceding Fiscal Year was equal to or greater than the base price assumed in the Financial Model, which certificate shall be substantially in the same form set out in Schedule "P";

    (v)
    within 45 days after the close of each of the first three Fiscal Quarters of each Fiscal Year of ADM, a certificate (the "Quarterly Pricing Certificate") of the Auditors certifying whether or not the average diamond price realized during the preceding 12 month period was equal to or greater than the base price assumed in the Financial Model, which certificate shall be substantially in the same form set out in Schedule "Q"; and

    (vi)
    such other information as the Lenders may reasonably request from time to time.

  (r)
  Tiffany Supply Agreement:    ADM shall maintain in full force and effect the Tiffany Supply Agreement and shall not terminate or replace or permit to be terminated or replaced such agreement unless such agreement is replaced with a similar agreement on terms and with Persons satisfactory to the Majority Lenders.

  (s)
  ADM Financial Covenants:    ADM shall maintain at all times:

  (i)
  an MLPR of not less than 1.75:1.00;

  (ii)
  an HDSCR of not less than 1.25:1.00;

  (iii)
  a ratio of Current Assets to Current Liabilities of not less than 1.00:1.00; and

  (iv)
  a Debt to Free Cash Flow Ratio of not greater than 2.50:1.00.

  (t)
  ADC Financial Covenant:    ADC shall maintain, at all times, a Tangible Net Worth of not less than US$250,000,000.

  (u)
  Notice of Material Adverse Effect:    As soon as possible but in any event within three Business Days after it obtains knowledge thereof, each of ADM and ADC shall furnish to the Administrative Agent notice of the occurrence of any circumstance which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project.

  (v)
  Public Filings:    ADC will furnish to the Administrative Agent, promptly after the sending or filing thereof, copies of all reports that it sends to its public shareholders and copies of material filings made with the Ontario Securities Commission; and ADM and ADC shall, and shall use commercially reasonable efforts (including, in the case of ADM, exercising in a commercially reasonable manner all of its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager to, furnish copies of each material filing and report or document made to or filed with, or received from, any Governmental Agency, and of each communication from such Person to creditors generally (with respect to the Joint Venture in the case of the Manager), in each case promptly upon the making, filing or receipt thereof.

  (w)
  Further Assurances:    ADM and ADC shall, and shall use commercially reasonable efforts to cause the Manager and the Joint Venture to, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such other acts, agreements, instruments and assurances as the Administrative Agent, the Technical Agent or the Majority Lenders shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Agreement and the Security Documents.

  (x)
  Veracity of Information:    All factual information hereafter furnished by or on behalf of ADM or ADC in writing to the Administrative Agent, the Technical Agent or any Lender for the purposes of or in connection with this Agreement or any Loan Documents or any transaction contemplated hereby or thereby will, to the best of the knowledge and belief of the relevant Person, be true and accurate in every material respect on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact necessary to make such information not misleading.

  (y)
  Updates to Financial Models, Five Year Plan and Life of Mine Plan:    ADM shall deliver each year to the Technical Agent, in sufficient copies for the Administrative Agent, the Lenders and the Independent Engineer, no later than December 15 of each year commencing 2004 but more frequently to reflect any material adverse change to the then current Program and Budget, Five Year Plan and/or Life of Mine Plan that may occur during the year, an updated Financial Model reflecting the then current Program and Budget, Five Year Plan and (if received from the Manager) any changes to the Life of Mine Plan, together with sufficient copies of any updated Five Year Plan and (if received from the Manager) changes to the Life of Mine Plan. Each updated Financial Model shall be subject to the following:

  (i)
  save as may be otherwise agreed by the Technical Agent and the Majority Lenders acting reasonably, such updated Financial Model shall be in substantially the form of, and contain the same type of data, projections, forecasts, calculations, assumptions and other information as, the Financial Model;

    (ii)
    such updated Financial Model shall incorporate all relevant data derived from the Five Year Plans and the then current Program and Budget;

    (iii)
    such updated Financial Model shall include an explanation of any deviation in the amount attributed to any line item specified in such Financial Model where such deviation is 5% or more of the amount attributed to the same line item in the Financial Model unless such deviation has been explained and incorporated into a prior Financial Model;

    (iv)
    such updated Financial Model shall include such other information as the Technical Agent may reasonably request with respect to any Financial Model, Five Year Plan or Life of Mine Plan; and

    (v)
    if a Pricing Compliance Certificate, Annual Audited Pricing Certificate or Quarterly Pricing Certificate certifies that the average diamond price realized by ADM over the preceding 12 month period was less than the diamond price assumed in the Financial Model or any subsequent updated Financial Model, ADM, the Lenders and the Diamond Market Consultant (or any independent consultant mutually acceptable to ADM and the Majority Lenders) shall agree on a revised diamond price or, if no such agreement is reached, then ADM shall notify the Administrative Agent that, at ADM's option, (x) the matter shall be referred to dispute resolution in accordance with the procedure outlined in Schedule "R" hereto, or (y) the average diamond price realized over the preceding 12 month period shall be used for financial modelling purposes and an updated Financial Model shall be delivered accordingly, provided that the Auditors shall have delivered to the Lenders a certificate confirming that such revised price is equal to or less than the average diamond price reported on the Pricing Compliance Certificate, Annual Audited Pricing Certificate or Quarterly Pricing Certificate.

  (z)
  Acceptance of Financial Models:

  (i)
  Each updated Financial Model referred to in Section 11.1(y) shall become the current Financial Model once accepted by the Technical Agent, in consultation with the Independent Engineer and tax consultants and in each case in consultation with the Majority Lenders, in all cases acting reasonably.

  (ii)
  If, at any time, the Majority Lenders, acting reasonably, contest any of ADM's assumptions or inputs to any updated Financial Model or believe that the information provided by the Manager contains one or more manifest errors, the Technical Agent shall notify ADM promptly of the particular reasons therefor. ADM shall meet with the Technical Agent and, if requested, the Majority Lenders to discuss such concerns. If ADM concurs with concerns expressed regarding information provided by the Manager, ADM shall use its commercially reasonable efforts (including exercising in a commercially reasonable manner all of its rights under the Joint Venture Agreement in the event of a default by the Manager thereunder) to cause the Manager to correct such manifest errors, provided that, whether or not the Manager makes such correction, ADM's Financial Model shall be so corrected. If the parties fail to agree on a mutually acceptable resolution of the concerns expressed, the matter shall be referred to dispute resolution in accordance with the procedure outlined in Schedule "R" hereto.

    (iii)
    If, at any time, either Borrower proposes to incur additional Indebtedness ranking pari passu with its Indebtedness hereunder pursuant to Section 11.2(b)(v) hereof and the Majority Lenders determine, acting reasonably and after consultation with the Independent Engineer, that they disagree with any of ADM's inputs to an updated Financial Model or with inputs from the then current Program and Budget, Five Year Plan and/or Life of Mine Plan, each as then in effect, the Technical Agent shall notify ADM of the particular reasons therefor. Thereafter, ADM shall meet with the Technical Agent and, if requested, the Majority Lenders with a view to agreeing upon mutually acceptable revisions to the Financial Model. If the parties fail to agree on changes to the Financial Model, the matter shall be referred to dispute resolution in accordance with the procedure outlined in Schedule "R" hereto.

  (aa)
  Independent Consultants:    The Lenders have appointed, and the Borrowers have accepted, the Independent Consultants. The Majority Lenders, upon 10 Business Days' prior written notice to the Borrowers and each applicable Agent, shall have the right to remove the Insurance Consultant. The Majority Lenders, upon 10 Business Days' prior written notice to each applicable Agent, shall have the right to remove any of the other Independent Consultants if any such other Independent Consultant (i) ceases to be a consulting firm of recognized international standing, (ii) has become an Affiliate of ADM, ADC, the Manager or a Lender, (iii) has developed a conflict of interest that reasonably calls into question such firm's capacity to exercise independent judgement in the performance of its duties in connection with the Project, or (iv) has, in the reasonable opinion of the Majority Lenders, failed to perform its duties in a commercially reasonable manner. If any Independent Consultant is removed or resigns and thereby ceases to act as an Independent Consultant, the Borrowers shall promptly designate a replacement Independent Consultant from the appropriate list of independent consulting firms, which lists are set forth in Schedule "S", as amended from time to time in accordance with the final sentence of this Section 11.1(aa). The Borrowers shall pay or, at the option of the Majority Lenders, reimburse the Lenders for the reasonable and documented fees and expenses of each Independent Consultant incurred in connection with the preparation of the initial report of such Independent Consultant and all other work performed by it, prior to the date of this Agreement. After the date of this Agreement, each Independent Consultant shall perform the tasks expressly contemplated by this Agreement or reasonably requested by any Agent or Lender and the Agents and Lenders shall have the right to consult with the Independent Consultants in connection with the Project, this Agreement or the Other Documents. The Borrowers shall pay or, at the option of the Majority Lenders, reimburse the Lenders for all of the reasonable and documented fees and expenses of any Independent Consultant incurred in connection with the preceding sentence. The lists of independent consulting firms set forth in Schedule "S" may be amended from time to time by the Administrative Agent upon (i) the written consent of the Majority Lenders, and (ii) the written consent of the Borrowers, in both cases, not to be unreasonably withheld.

  (bb)
  Approved Independent Expert:    The Borrowers and the Lenders have approved the list of Approved Independent Experts listed on Schedule "C" hereto. The Borrowers and the Majority Lenders shall have the right to remove any Approved Independent Expert from Schedule "C" if such Approved Independent Expert (i) ceases to be a firm of recognized international standing, (ii) has become an Affiliate of a Borrower, the Manager or a Lender, or (iii) has developed a conflict of interest that reasonably calls into question such firm's capacity to exercise independent judgement in the performance of its duties hereunder. Any matters which, pursuant to the provisions of this Agreement, require the involvement of an Approved Independent Expert, shall be referred to an Approved Independent Expert for determination by the Administrative Agent in accordance with the procedures set out in Schedule "R". The Borrowers shall pay all reasonable and documented fees and expenses of any Approved Independent Expert incurred in connection with the performance of its tasks as contemplated in this Agreement. The list of Approved Independent Experts set forth in Schedule "C" may be amended from time to time by the Administrative Agent upon (i) the written consent of the Majority Lenders, and (ii) the written consent of the Borrowers, not to be unreasonably withheld.

  (cc)
  Reporting Generally:    All reports, notices, information and other documents relating to the Project which a Borrower is required to deliver or cause to be delivered to the Administrative Agent pursuant to this Agreement shall be provided to the Administrative Agent electronically, by courier or by facsimile, depending on the form in which such reports, notices, information or documents are received, at the address referenced in Section 19.6.

  (dd)
  Notice of Change of Name:    ADM and ADC shall provide the Administrative Agent and the Collateral Agent with not less than five Business Days prior written notice of any change of name of ADM or ADC.

  (ee)
  Belgian Security:    ADM shall, within 60 days of the Closing Date, cause to be delivered to the Administrative Agent and the Collateral Agent, as applicable, in each case for itself and on behalf of the other Agents and Lenders, in form and substance satisfactory to the Supermajority Lenders and Lenders' Counsel, each acting reasonably:

  (i)
  a Belgian law commercial pledge (the "Belgian Security") with respect to the diamond inventory of ADM (other than diamond inventory permitted to be held in Antwerp, Belgium pursuant to Section 11.2(t)(iii));

  (ii)
  an opinion from local counsel to ADM and Borrowers' Counsel in respect of the Belgian Security addressed to each of the Agents, Lenders and Hedging Lenders.

11.2 Negative Covenants

  (a)
  Negative Covenants Generally:    Until all Obligations of ADM and ADC have been paid and performed in full, each of ADM and ADC agree with each of the Agents and each Lender that each of ADM and ADC shall perform its obligations set forth in this Section 11.2.

  (b)
  Indebtedness:    Neither ADM nor ADC shall, create, incur, assume, or suffer to exist or otherwise become or be liable in respect of any Indebtedness other than:

  (i)
  Indebtedness in respect of the Loan Documents and, in the case of ADM, other Obligations;

  (ii)
  Indebtedness secured by Purchase Money Security Interests entered into by the Manager on behalf of the Joint Venture or in respect of Capitalized Lease Liabilities entered into by the Manager on behalf of the Joint Venture;

  (iii)
  Indebtedness secured by Purchase Money Security Interests granted by ADM or ADC or in respect of Capitalized Lease Liabilities entered into by ADM or ADC in a maximum aggregate amount not exceeding US$10,000,000;

  (iv)
  Indebtedness of or guaranteed by ADC in respect of a portion of the purchase price of shares in the capital of HW Holdings, Inc. to be acquired by ADC, provided such Indebtedness has an original term to maturity equal to or greater than one year and any recourse to ADC or its assets in respect thereof is limited to (x) subject to Section 11.2(b)(vii), US$55,000,000, and (y) any interest of ADC in such shares or in any Affiliate of ADC formed for the purpose of such acquisition;

    (v)
    Indebtedness of or guaranteed by ADM in a maximum aggregate amount not exceeding the amount by which US$245,000,000 is greater than (x) the Accommodations Outstanding and the undrawn portion of the Credit Facilities, plus (y) the principal amount outstanding and the undrawn portion of any Indebtedness permitted pursuant to paragraph (ii) and (vi), provided that:

    (A)
    the Accommodations Outstanding under the Term Facility are not greater than US$50,000,000;

    (B)
    at the time such Indebtedness is incurred or guaranteed and after giving effect thereto, the MLPR is not less than 2.50:1.00 and the ALCR is not less than 1.50:1.00, which MLPR and ALCR shall be calculated assuming that the Revolving Credit Facility and all other revolving credit facilities of or guaranteed by ADM and ADC are fully drawn;

    (C)
    the covenants applicable to such Indebtedness shall be no more onerous in any material respect for ADC or ADM than the covenants herein;

    (D)
    the maturity date of such Indebtedness shall not be earlier than the Final Maturity Date; and

    (E)
    the lenders of such Indebtedness shall have entered into an intercreditor agreement reflecting the terms set forth in Schedule "T".

      The intercreditor agreement referenced in (E) above, in a form approved by the Supermajority Lenders, such approval not to be unreasonably withheld, shall be executed by the Collateral Agent upon the request of ADM;

    (vi)
    Indebtedness of or guaranteed by ADM or ADC in a maximum aggregate amount not exceeding US$10,000,000, which Indebtedness is secured by Permitted Encumbrances;

    (vii)
    unsecured Indebtedness of or guaranteed by ADC in a maximum aggregate amount not exceeding US$75,000,000 (or its Equivalent Amount), provided such maximum aggregate amount shall include the Indebtedness permitted in Sections 11.2(b)(iv) and (x) hereof;

    (viii)
    unsecured Indebtedness of or guaranteed by ADM in a maximum aggregate amount not exceeding US$25,000,000, provided such Indebtedness shall be postponed and subordinated to the Obligations on terms and conditions satisfactory to the Majority Lenders, acting reasonably;

    (ix)
    unsecured Indebtedness of ADC consisting of an indemnity agreement dated as of January 31, 2003 between ADC and Montreal Trust Company of Canada in connection with the purchase of [address deleted] by ADC Newco;

    (x)
    unsecured Indebtedness of ADC consisting of Contingent Liabilities incurred in connection with obligations of Aber International in a principal amount not in excess of, subject to Section 11.2(b)(vii), US$35,000,000;

    (xi)
    unsecured Indebtedness in respect of deposits, letters of credit or bonds to secure statutory obligations and other similar obligations arising in the ordinary course of business;

    (xii)
    unsecured Indebtedness of ADC or ADM, which is owed to any other Affiliate, provided that such Indebtedness is postponed and subordinated to, and is assigned to the Collateral Agent for itself and on behalf of the other Agents and Lenders as collateral security for, the Obligations on terms and conditions, including, without limitation, restrictions on payment and acceleration, satisfactory to the Supermajority Lenders, acting reasonably; and

    (xiii)
    unsecured Indebtedness of ADM owed to ADC, provided that such Indebtedness is postponed and subordinated to, and is assigned to the Collateral Agent for itself and on behalf of the other Agents and Lenders as collateral security for, the Obligations on terms and conditions, including, without limitation, restrictions on payment and acceleration, satisfactory to the Supermajority Lenders, acting reasonably.

  (c)
  Hedging Transactions:    Neither Borrower shall enter into any Hedging Transactions except pursuant to Approved Hedge Program Agreements which, for greater certainty, shall be subject to the Approved Hedge Program Limits.

  (d)
  Extension of Credit or Financial Assistance:    ADM shall not enter into, or cause, suffer or permit to exist any arrangement or contract pursuant to which (i) any Person, as obligor, issues to ADM any obligations for borrowed money or obligations evidenced by bonds, debentures, notes or other similar Instruments on which interest charges are customarily paid, or (ii) any obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances and similar instruments, in each such case, are issued for the account of such Person, in each case, save and except for (x) Permitted Investments, or (y) credit extended by ADM in compliance with the ADM/Aber International Credit Policy attached hereto as Schedule "V" to one or more purchasers of diamond inventory of ADM in an aggregate amount not in excess of US$10,000,000 of gross receivables at any time. If at any time during a Fiscal Year ADM's aggregate write offs and/or write downs of receivables exceed US$1,000,000, ADM shall be required to certify the aggregate amount of write offs and write downs of receivables for such Fiscal Year in each certificate it thereafter delivers pursuant to Section 11.1(q)(ii) in respect of any Fiscal Quarter in such Fiscal Year.

  (e)
  Liens:    Neither Borrower shall create, incur, assume or suffer to exist any Lien (other than Permitted Encumbrances) upon all or any part of its properties and assets including, without limitation, ADM's Participating Interest or ADM's share of the Products, unless it shall have obtained the prior written consent of (i) all the Lenders if any such Lien ranks equally or prior to the Obligations, or (ii) the Supermajority Lenders in all other cases.

  (f)
  Subsidiaries or Investments:    ADM shall not make, incur or assume any investment in any other Person except Permitted Investments made with balances in the Proceeds Account. ADM shall not form or have any Subsidiary.

  (g)
  Disposition of Property:

  (i)
  ADM shall not sell, transfer, lease or otherwise dispose of or grant options, warrants or other rights with respect to, its Participating Interest, the Joint Venture, the Project (including enter into any agreement, other than an agreement entered into and effective prior to the date hereof, relating to the granting of royalties or net profit interests in connection with the Project) or any of its other assets (other than obsolete or replaced assets that are no longer useful to ADM) unless such disposition is made in the ordinary course of business.

  (ii)
  ADC shall not sell, transfer, lease or otherwise dispose of (x) any of its shares in the capital of ADM, or (y) any of its other material assets (other than in the ordinary course of business) having an aggregate fair value for any 12 month period exceeding 15% of the Tangible Net Worth of ADC.

  (h)
  Operating Lease Liabilities:    Neither Borrower shall create, incur or suffer to exist any monetary obligations under any operating lease or similar arrangement (other than operating leases entered into by the Manager on behalf of the Joint Venture pursuant to the Joint Venture Agreement) that could reasonably be expected to result in the total amount payable by ADC and ADM in respect of such obligations exceeding US$5,000,000 in any 12 month period.

  (i)
  Amendments, etc. of Material Project Documents:    Except as permitted in Section 11.1(r), ADM shall not, and shall not consent to the Manager or any other Person desiring to (A) in any material respect amend, modify or waive, or (B) terminate or replace, any Material Project Document except with the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld.

  (j)
  Transactions with Affiliates:    Except as otherwise expressly permitted under Sections 11.2(b) and (d), ADM shall not enter into, or cause, suffer or permit to exist any transaction, arrangement or contract (other than the Material Project Documents) with any of its Affiliates which is not entered into in the ordinary course of business and would not be entered into by a prudent Person in the position of ADM with, or which is on terms which are less favourable to ADM than would be obtainable from, any Person which is not one of its Affiliates, except to the extent approved by the Majority Lenders, provided that all amounts payable to an Affiliate other than ADM or ADC shall be subordinated as to right of payment and further provided that all sales made by ADM to Aber International shall be made on arm's-length terms.

  (k)
  Replacement of Manager, etc.:    ADM will not, without the prior approval of the Supermajority Lenders, consent to (i) the removal or replacement of DDMI as the Manager under the Joint Venture Agreement, or (ii) any Abandonment of the Project.

  (l)
  ADM Restricted Payments:    ADM will not, at any time:

  (i)
  declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of ADM or on any warrants, options, convertible securities or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of ADM or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of capital stock (now or hereafter outstanding) of ADM, or warrants, options, convertible securities or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of ADM;

  (ii)
  repay, redeem, purchase or otherwise defease or pay any interest with respect to any Indebtedness owing to any Affiliate, pay any fees or service charges (including fees or service charges for management, administration and sorting services in excess of Capped Owner's Costs) to any Affiliate or make any other payment to or on behalf of any Affiliate; or

    (iii)
    make any deposit for any of the foregoing purposes or otherwise discharge any Indebtedness incurred by any Affiliate (other than pursuant to a guarantee permitted under Section 11.2(b)),

    in each case, other than (x) any payment which constitutes a Capped Owner's Cost up to the applicable cap amount, and (y) any payment to ADC to the extent such payment is used by ADC to make payments of scheduled principal or interest under the Revolving Credit Facility (the foregoing payments contemplated in items (i), (ii) and (iii) above that are not payments contemplated under items (x) and (y) above, collectively referred as "Restricted Payments"), except that ADM shall be permitted to make a Restricted Payment at any time in accordance with and subject to the following conditions:

      (A)
      at the time of making such Restricted Payment, the HDSCR of ADM shall be not less than 1.50:1.00;

      (B)
      at the time of, and immediately after giving effect to, the making of such Restricted Payment, the LLCR of ADM shall be not less than 1.75:1.00;

      (C)
      ADM shall have made all Mandatory Prepayments required under Section 7.2;

      (D)
      no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur or could reasonably be expected to occur as a result of the making of such Restricted Payment;

      (E)
      immediately after giving effect to the making of such Restricted Payment (and all Mandatory Prepayments required under Section 7.2), the sum of (1) the cash or cash equivalents on deposit in the Proceeds Account, plus (2) the undrawn amount of the Revolving Credit Facility shall be equal to or greater than the sum of:

      1)
      the Debt Reserve Amount;

      2)
      the Cash Call Reserve Amount; and

      3)
      the Capital Costs Reserve Amount; and

      (F)
      at the time of making such Restricted Payment, the Administrative Agent shall have received and be satisfied, acting reasonably, with a certificate of an Appropriate Officer of ADM prepared in good faith setting out in reasonable detail a calculation of the HDSCR and LLCR of ADM and certifying compliance with the conditions set out above.

109

  (m)
  ADC Restricted Payments:    ADC will not declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of ADC or on any warrants, options, convertible securities or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of ADC or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of capital stock (now or hereafter outstanding) of ADC, or warrants, options, convertible securities or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of ADC, if a Default or Event of Default shall have occurred and be continuing or if, after giving effect to any such payment, a Default or Event of Default could reasonably be expected to occur as a result thereof.

  (n)
  Other Business:

  (i)
  ADM shall not engage in any business activity, including entering into any transaction or incurring any obligation, other than as expressly contemplated by the Joint Venture Agreement and the marketing and selling of Product.

  (ii)
  ADC shall not cause or permit any material change to the nature of its primary business (being mining, sorting, trading, cutting, polishing of diamonds, manufacturing, wholesaling, retailing and branding of jewellery and related luxury goods and activities relating thereto and any other diamond-related business).

  (o)
  Fiscal Year, etc.:    ADM shall not change its Fiscal Year, reporting currency or GAAP reporting basis, except with the consent of the Majority Lenders, such consent not to be unreasonably withheld.

  (p)
  Liquidation, Amalgamation, etc.:    Neither ADM nor ADC shall liquidate or dissolve, amalgamate, combine with, or merge into or with, any other corporation, nor shall ADM purchase or otherwise acquire all or substantially all of the assets of any Person (or of any division thereof), unless, in the case of ADC, the corporation surviving such transaction is ADC and no Default or Event of Default has occurred and is continuing or would result therefrom.

  (q)
  Terms of Sales:    Subject to Section 11.2(d)(ii)(y) hereof, ADM shall only sell its diamond inventory (i) pursuant to a written purchase order received by ADM, (ii) against payment of the full purchase price for each shipment thereof, and (iii) by means of sales pursuant to the Offtake Agreements or direct sales as permitted under Section 11.2(s) hereof.

  (r)
  Sales under Aber International Rough Diamond Supply Agreement:    ADM shall not sell its diamond inventory (and shall not permit any of its diamond inventory to be in the possession of any Person, other than ADM, for the purpose of shipping, warehousing or effecting delivery of such diamond inventory or otherwise) pursuant to the Aber International Rough Diamond Supply Agreement except upon the terms, and subject to the conditions, set out in Schedule "W".

  (s)
  Direct Sales:    Other than pursuant to the Offtake Agreements, ADM shall not enter into direct sales of its diamond inventory, except on the terms set out in Schedule "X".

  (t)
  Inventory:    ADM agrees that:

  (i)
  at no time shall the aggregate net realizable value of its diamond inventory located outside of Ontario, Canada and the Northwest Territories, Canada (or in transit between these two jurisdictions), other than diamond inventory permitted to be in Belgium pursuant to item (iii) below, exceed [amount deleted];

  (ii)
  other than diamond inventory permitted to be in Belgium pursuant to item (iii) below, it shall not permit any diamond inventory to be located outside of Ontario, Canada and the Northwest Territories, Canada (or in transit between these two jurisdictions) unless the Collateral Agent, for itself and on behalf of the other Agents, Lenders and Hedging Lenders shall have received, in form and substance satisfactory to it and Lenders' Counsel, acting reasonably, security over such diamond inventory securing performance of the Obligations (or custodial arrangements having a similar effect shall have been entered into) in such jurisdictions as the Collateral Agent and Lenders' Counsel shall determine to be necessary or appropriate and an opinion relating to same, together with confirmation that all registrations and filings with respect thereto shall have been made to the satisfaction of the Collateral Agent and Lenders' Counsel; and

  (iii)
  at no time shall the aggregate net realizable value of its diamond inventory located in Aber International's office in Antwerp, Belgium exceed [amount deleted],

    in each case provided that:

      (A)
      the aggregate net realizable value of its diamond inventory located outside of Ontario, Canada and the Northwest Territories, Canada pursuant to Section 11.2(t)(i) (or in transit between these two jurisdictions) and the aggregate net realizable value of its diamond inventory located in Aber International's office in Antwerp, Belgium pursuant to Section 11.2(t)(iii) shall not exceed [amount deleted] on any day unless an amount shall be on deposit in the Proceeds Account on account therefor (over and above, for greater certainty, any other amounts required to be on deposit in the Proceeds Account pursuant to this Agreement) equal to the amount by which the net realizable value of such diamond inventory, in the aggregate, exceeds [amount deleted] on any such day; and

      (B)
      if any sale of diamond inventory shall not have been promptly completed after shipment outside of Toronto, Canada, then ADM shall deliver such unsold diamond inventory to the Acceptable Carrier within 15 days and concurrently therewith irrevocably instruct the Acceptable Carrier to return such inventory to Toronto, Canada as soon as possible thereafter.

ARTICLE 12
EVENTS OF DEFAULT

12.1 Events of Default

        Each of the following events shall constitute an event of default under this Agreement (in each case an "Event of Default"):

  (a)
  Non-Payment:    Either Borrower

  (i)
  shall default in the payment or prepayment when due of any principal or interest on any Loan or other Accommodation Outstanding; or

  (ii)
  shall default in the payment when due of any Obligation other than as described in Section 12.1(a)(i) (and such default shall continue unremedied for a period of 3 Business Days).

  (b)
  Manager's Cash Call:    ADM fails to satisfy any Manager's Cash Call as and when due under the Joint Venture Agreement.

  (c)
  Reserve Amounts:    ADM shall default in the due performance and observance of any of its obligations under Section 8.1(b) or 8.3 and any such default shall continue unremedied for a period of 60 days after the date the relevant shortfall first arises.

  (d)
  Representations and Warranties:    Any representation or warranty of ADM or ADC under this Agreement or any other Loan Document or in any other writing furnished by or on its behalf to any Agent or any Lender for the purposes of or in connection with this Agreement or any such other Loan Document is or shall be incorrect when made and such incorrectness could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (e)
  Non-curable Covenant Defaults:    ADM or ADC shall default in the due performance and observance of any of its obligations under Section 11.1(i), (m), (r), (s) or (t) or Section 11.2.

  (f)
  Curable Covenant Defaults:    ADM or ADC shall default in the due performance or observance of any term, condition, covenant or agreement contained herein or in any other Loan Document executed by it (other than a default referred to in Section 12.1(a), (b), (c), (d) or (e)) and, if capable of cure or remedy (including any cure or remedy effected by another Person), such default shall continue unremedied for a period of 15 Business Days after notice thereof shall have been given to the relevant Borrower by the Administrative Agent.

  (g)
  Joint Venture Agreement:    The breach by ADM of any of its material obligations under the Joint Venture Agreement.

  (h)
  Insolvency:    ADM or ADC shall:

  (i)
  become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due;

  (ii)
  apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for ADM or, as the case may be, ADC, or any property of any thereof, or make a general assignment for the benefit of creditors;

  (iii)
  in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for ADM or, as the case may be, ADC, or for a substantial part of the property of any thereof (other than, in the case of ADC, property constituting shares in the capital of HW Holdings, Inc. or any Affiliate of ADC formed for the purpose of the acquisition of HW Holdings, Inc., provided any Lien and Indebtedness in respect thereof are permitted by the terms hereof), and such trustee, receiver, sequestrator or other custodian shall not be discharged within 30 days, provided that each of ADM and ADC hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any relevant proceeding during such 30 day period to preserve, protect and defend their rights under the Loan Documents;

    (iv)
    permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of ADM or ADC and, if such case or proceeding is not commenced by ADM or, as the case may be, ADC, such case or proceeding shall be consented to or acquiesced in by ADM or, as the case may be, ADC, or shall result in the entry of an order for relief or shall remain for 30 days undismissed, provided that each of ADM and ADC hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any relevant proceeding during such 30 day period to preserve, protect and defend their rights under the Loan Documents;

    (v)
    suffer any comparable event to any of the foregoing in any jurisdiction; or

    (vi)
    take any corporate action authorizing, or in furtherance of, any of the foregoing.

  (i)
  Indebtedness:

  (i)
  A default shall occur in the payment when due, whether at maturity, by acceleration or otherwise, of principal of or interest on any Indebtedness (other than Indebtedness described in Section 12.1(a)) of ADM or ADC having a principal amount, individually or in the aggregate, in excess of US$10,000,000 (or the Equivalent Amount); or

  (ii)
  a default (other than a failure to pay principal or interest) shall occur in the performance or observance of any covenant, obligation or condition relating to any such Indebtedness and shall result in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

  (j)
  Abandonment:    ADM, the Manager or the Joint Venture shall:

  (i)
  cause or suffer to exist any Abandonment; or

  (ii)
  surrender, cancel or release, or suffer any termination, cancellation or release of any of its rights, title or interest in the Project which could reasonably be expected to have a Material Adverse Effect on any Relevant Party or the Project.

  (k)
  Material Project Document Default:    The occurrence of a default under or breach of any Material Project Document (other than a default by ADM under the Joint Venture Agreement) which could reasonably be expected to have a Material Adverse Effect with respect to any Relevant Party or the Project and such default, if capable of cure or remedy, is not remedied promptly and in any event within 10 Business Days after such occurrence.

  (l)
  Termination of Material Project Documents:    Except as permitted under Section 11.1(r) or 11.2(i), any of the Material Project Documents shall terminate or for any reason cease to be in full force and effect, (except due to the expiration thereof in the normal course) except if such termination or cessation is capable of cure or remedy by ADM, in which case if such termination or cessation is not remedied within 10 Business Days after the occurrence thereof.

  (m)
  Enforceability, etc.:    (i) Any Loan Document shall terminate or cease in whole or material part to be the legal, valid, binding and enforceable obligation of any party thereto; (ii) ADM, ADC or any third party shall, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Loan Document and in the case of a contest initiated by a third party, the affected Borrower is not diligently contesting such contest in good faith; or (iii) any Lien securing (or intended to secure) any Obligation shall, in whole or in material part, cease to be a perfected Lien which, except for Permitted Encumbrances, ranks first in priority.

  (n)
  Change in Control:    Any Change in Control in ADC shall occur.

  (o)
  Rio Tinto plc Ownership:    If Rio Tinto plc or any successor thereto reasonably acceptable to the Majority Lenders ceases to (i) own a Participating Interest of at least 40%, or (ii) have the right to appoint the Manager under the Joint Venture Agreement.

  (p)
  Approvals:    Any material Approval shall be denied or withdrawn or shall cease to remain in full force and effect or shall otherwise be materially impaired and, if such Approval is obtainable or renewable, such Approval is not obtained or renewed within 30 days.

  (q)
  Material Adverse Effect:    Any event shall occur or condition shall exist resulting from any occurrence of whatever nature (excluding a material adverse change in diamond prices or the diamond market, in and of itself, but including any adverse determination in any labour controversy, litigation, arbitration or governmental investigation or proceeding), which is materially adverse, or is or would be reasonably likely to be materially adverse, to the business, assets, operations, properties or financial condition of ADM or ADC where such material adverse effect is or would be reasonably likely to impair (i) the ability of ADM or ADC to make payment of any Obligations hereunder when due, or (ii) ADM's or ADC's ability to perform any other material obligations under this Agreement.

  (r)
  Judgments:    One or more judgments or orders for the payment of money aggregating in excess of US$25,000,000 (or the Equivalent Amount) shall be rendered against ADM or ADC by a court or competent tribunal and shall remain unpaid, unstayed, undischarged, unbonded or undismissed for 15 Business Days or after the right to appeal has expired, whichever is longer.

12.2 Enforcement

  (a)
  If any Event of Default described in Section 12.1(h) shall occur with respect to ADC or ADM, the Total Commitments (if not theretofore terminated) shall automatically terminate and the Accommodations Outstanding and all other Obligations (excluding, however, unless express instructions to the contrary are received from the relevant Lender, Hedging Obligations in respect of any Approved Hedge Program Agreement to which any Lender is a party) shall automatically be and become immediately due and payable, without notice or demand.

  (b)
  If any Event of Default (other than any Event of Default described in Section 12.1(h)) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Administrative Agent may (acting with the consent of the Majority Lenders), and upon the direction of the Majority Lenders, shall, upon notice or demand to ADM and ADC, declare the Total Commitments (if not theretofore terminated) to be terminated and declare all or any portion of the Accommodations Outstanding to be due and payable and any or all other Obligations (excluding, however, unless express instructions to the contrary are received from the relevant Lender, Hedging Obligations in respect of any Approved Hedge Program Agreement to which any Lender is a party) to be due and payable whereupon the full unpaid amount of such Accommodations Outstanding and any and all other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand, or presentment and/or, as the case may be, the Total Commitments shall terminate.

12.3 Other Documents

  (a)
  Upon the occurrence of an Event of Default and all of the Obligations (subject to the exclusion of Hedging Obligations pursuant to Section 12.2) having become immediately due and payable in accordance with the terms hereof, the security held by any Agent and/or any Lender and/or any trustee on behalf of or for the benefit of the Administrative Agent and/or the Lenders pursuant to any Loan Documents shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Administrative Agent, Collateral Agent and/or the Lenders to take any and all steps in order to enforce and realize upon the such security, in whole or in part, and to enforce rights and remedies under the Loan Documents.

  (b)
  Further, upon the occurrence of an Event of Default and all of the Obligations becoming immediately due and payable in accordance with the terms hereof, the Majority Lenders shall be entitled to liquidate Approved Hedge Program Agreements in accordance with the terms thereof.

12.4 Remedies Not Exclusive

        ADM and ADC expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Loan Documents are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which the Agents and/or the Lenders may be lawfully entitled for the same default or breach. Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any of the Agents or any of the Lenders is not a waiver of any subsequent default.

12.5 Set-Off

        In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, each of the Lenders is authorized at any time, at such Lender's option following the occurrence of an Event of Default which is continuing, without prior notice to the Borrowers, to set-off and to appropriate and then remit to the Administrative Agent for distribution and application in accordance with Section 4.7, any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers then due and payable to each of the Lenders under this Agreement; including without limitation, all claims of any nature or description arising out of or connected with this Agreement. Each Lender exercising such right of set-off shall use its commercially reasonable efforts to coordinate with the Administrative Agent so as to reduce the possibility of the Lenders collectively setting off amounts greater than the total of such obligations and liabilities.

ARTICLE 13
EXPENSES

13.1 Payment of Expenses

        Whether or not an Event of Default exists, each Borrower shall, in addition to its obligations under Section 11.1(aa):

  (a)
  pay, in connection with the establishment, closing and maintenance of the Credit Facilities (i) all reasonable out-of-pocket expenses of the Agents and Lenders incurred in the preparation, negotiation, execution, delivery of the Loan Documents and all other documents contemplated thereby or relating thereto including, without limitation, reasonable legal fees and out-of-pocket expenses of Lenders' Counsel and their agents and the reasonable out-of-pocket expenses of the Technical Agent incurred in connection with visits to the Project, and (ii) all reasonable fees and out-of-pocket expenses of the Independent Consultants as provided in Section 11.1(aa) and any Approved Independent Expert;

  (b)
  pay all reasonable out-of-pocket expenses of the Agents and Lenders incurred in the amendment, modification or waiver of, or consent with respect to, the Loan Documents (whether or not any such amendment, modification or waiver is actually consummated) including without limitation, reasonable legal fees and out-of-pocket expenses of Lenders' Counsel, any Independent Consultants and their agents;

  (c)
  pay all reasonable out-of-pocket expenses of the Agents and the Lenders incurred in the enforcement and preservation of any of their rights under the Loan Documents or any Other Documents including, without limitation, reasonable legal fees and out-of-pocket expenses of Lenders' Counsel or other counsel and their agents as well as the reasonable fees and out-of-pocket expenses of any Independent Consultants and other consultants and advisors; and

  (d)
  indemnify the Agents and the Lenders from all losses, damages, out-of-pocket expenses and liabilities which the Agents or any Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain the Accommodations or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Accommodations or to maintain any amount in default) as a consequence of (i) any repayment or prepayment of a Libor Loan by a Borrower on a day other than the last day of the Libor Period applicable thereto, (ii) any acceleration of the Accommodations Outstanding to the Borrowers pursuant to Article 12, or (iii) of any default by the Borrowers under any of the provisions of this Agreement including without limitation, a failure to borrow on the Closing Date, a failure to pay interest on or repay the Accommodations Outstanding on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by ADC or ADM contained in or delivered in writing in connection with this Agreement. The certificate of an officer or manager of the Administrative Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute prima facie evidence of any such amount. The Administrative Agent or applicable Lender shall also provide to the Borrower a statement setting out the basis for the calculation of such amount.

13.2 Environmental Indemnity

  (a)
  Subject to the limitations in this Section 13.2, ADM agrees to and hereby indemnifies and saves harmless each Agent, each Lender and their respective Affiliates, officers, directors, employees, agents, servants and shareholders in such capacities (the "Indemnified Parties") from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever (such losses, damages, costs and expenses, the "Environmental Damages") which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material, at any time, in, on or under any property of whatsoever nature or kind including without limitation lands in respect of which ADM holds or has at any time held any interest in mining and/or surface leases or mining rights and/or claims, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland, of any Hazardous Material to the extent that such Environmental Damages arise out of the relationship between the Indemnified Parties and ADM reflected herein including, without limitation:

  (i)
  the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

  (ii)
  any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

  (iii)
  costs of any cleanup in connection with any matter referred to above.

  (b)
  Upon written notice from the Administrative Agent that the Lenders intend to take possession and control of ADM's interest in the Project Assets, pursuant to the enforcement of their rights and remedies under the Security Documents, ADM shall engage an environmental consultant and shall cause such environmental consultant to prepare an environmental audit and to conduct promptly all such inspections, site-visits of the Project and testing and drilling of, on and about the Project Assets as shall be necessary for such purpose. Such environmental audit shall be addressed and delivered to ADM and the Technical Agent. The Technical Agent shall promptly, after receipt of such environmental audit, engage an environmental consultant to prepare an environmental review. ADM shall use its best efforts to ensure that such environmental consultant engaged by the Technical Agent shall enjoy all such access to the Project and the Project Assets as such environmental consultant may require in order for it to conduct all such investigations, site-visits and testing and drilling as shall be necessary for such purpose.

  (c)
  The indemnity in this Section 13.2 does not and shall not apply in respect of Environmental Damages made or incurred directly or indirectly as a result of any violation of applicable Environmental Laws in relation to the Project Assets by any Indemnified Party or after a receiver, receiver and manager, trustee or any other Person has been appointed by, on behalf of or for the benefit of, any Indemnified Party or has been appointed pursuant to the Loan Documents.

  (d)
  In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Parties shall promptly notify ADM and ADM shall promptly retain counsel who shall be satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and ADM shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

  (e)
  In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless: (i) ADM and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii) the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include ADM and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them.

  (f)
  Notwithstanding anything contained in this Section 13.2, prior to the occurrence of an Event of Default which is continuing, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless ADM and ADC shall have consented in writing thereto, and ADM not be liable for any settlement of any such claim, action, order, suit or proceeding unless such parties have consented in writing thereto. ADM shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

  (g)
  For the purposes of this Section 13.2, "Tax Recoveries" of any Person in respect of a payment or outlay made or incurred by such Person means the taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for tax purposes which may be used to reduce taxes payable by such person.

13.3 General Indemnity

        Each of the Borrowers jointly and severally shall (i) indemnify and hold harmless each Agent, each Lender and their respective Affiliates, officers, directors, employees, agents, servants and shareholders (the "Indemnified Parties") from and against any and all losses, claims, damages, liabilities (whether direct or indirect, in contract, tort or otherwise) and reasonable out-of-pocket expenses, including reasonable legal fees (collectively, "Losses") to which any such Indemnified Party may become subject arising out of or in connection with this Agreement or the other Loan Documents or any transaction contemplated hereby or thereby or related hereto or thereto or the preparation of any defense of any pending or threatened claim, litigation, investigation of or other legal proceeding relating to the foregoing whether or not the Indemnified Party is a party thereto and (ii) reimburse such Indemnified Party upon demand for any Losses as they are incurred, provided that the foregoing indemnification will not, as to any Indemnified Party, apply to Losses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to result from the gross negligence or wilful misconduct of such Indemnified Party.

13.4 Survival

        Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under this Article 13 survive the repayment of the Accommodations Outstanding and the termination of this Agreement.

ARTICLE 14
INTER-LENDER ARRANGEMENTS

14.1 Sharing of Information

        Each Lender and each Agent shall use reasonable efforts promptly to make available to each other Agent and/or each other Lender any material information it receives in its capacity as a Lender or Agent regarding (a) the operation of the Project or the financial condition or business of ADM, ADC, the Joint Venture, the Project or the Manager, (b) ADM's and/or ADC's ability to pay Obligations when due, (c) ADM's and/or ADC's ability to comply with its obligations under this Agreement and the other Loan Documents, (d) the occurrence of a Default or Event of Default, or (e) any other matter regarding ADM, ADC or the Project which such Lender or Agent considers to be of common interest to all Lenders; provided that (i) this Section 14.1 shall not require any Lender or Agent to make available to any Agent or any other Lender information which, in such Lender's reasonable judgment, is not of common interest to the other Lenders, which is subject to confidentiality restrictions that prohibit such disclosure or which such Lender or Agent reasonably believes to have already been provided to the Agents or other Lenders and (ii) no Lender shall have any liability for any failure to make available to any Agent or any other Lenders such information or for any inaccuracy or incompleteness of any such information made available by it in good faith.

14.2 Notice of Non-Pro Rata Payments

        Each Lender shall notify the Administrative Agent of any payment received in respect of the Accommodations Outstanding in excess of its pro rata share of such payment then due.

14.3 Share of Non-Pro Rata Payments

  (a)
  Each Lender agrees that in the event any Lender shall obtain payment of any amounts due to it on or in respect of Obligations from ADM, ADC or from any other Person, whether through exercise of a right of setoff, banker's lien or counterclaim, or from any realization (whether through attachment, foreclosure or otherwise) of assets of ADM, ADC or otherwise, and such payment exceeds such Lender's pro rata share then such Lender shall promptly remit to the Administrative Agent for distribution to other Lenders the amount of such payment necessary to ensure that each Lender shall have received its pro rata share of such payment. If any such redistributed or shared payment is rescinded or must otherwise be restored by the Lender which first obtained it, each other Lender which shares the benefit of such payment shall return to such Lender its portion of the payment so rescinded or required to be restored.

  (b)
  Each of the Borrowers consents to the foregoing arrangement, and agrees that, any provision of any Loan Document to the contrary notwithstanding any Lender that has received a payment that exceeds its pro rata share and has remitted the amount of such payment to other Lenders pursuant to this Section 14.3 for redistribution shall be deemed to have received payment only of the amount received by such Lender after redistribution by such Lender or to other Lenders, and any Lender that has received a payment pursuant to this Section 14.3 from another Lender shall be deemed to have been paid such amount by each such Borrower.

14.4 Consent and Agreement of ADC and ADM

        Each of ADC and ADM consents to the exchange of information among the Lenders and the Agents as contemplated in this Article 14. Each of ADC and ADM agrees and acknowledges that the provisions of Sections 14.1, 14.2 and 14.3 are intended for the benefit of the Lenders only and shall not give rise to any rights on the part of ADC or ADM.

ARTICLE 15
THE AGENTS

15.1 Agents

        Each Lender hereby irrevocably appoints each of the Administrative Agent, the Collateral Agent, the Technical Agent, the Documentation Agent and the Syndication Agent to act as its agent in connection with this Agreement and any matter contemplated hereunder, and authorizes irrevocably each of such Agents to exercise such rights, powers and discretions as are delegated to each of such Agents pursuant to this Agreement together with all such rights, powers and discretions as are incidental hereto or thereto. Each of the Agents shall have only those duties and responsibilities which are expressly specified in this Agreement, and it may perform such duties by or through its agents or employees. The Collateral Agent, on behalf of and with the express authorization of the Lenders, hereby irrevocably appoints the Administrative Agent as its agent to hold the Permitted Investments, Insurance Proceeds Account and Proceeds Account, and authorizes irrevocably the Administrative Agent to exercise such rights, powers and discretions as are delegated to it hereunder in respect thereof, together with all such rights, powers and discretions that are incidental hereto and thereto. This Agreement shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent shall be a Lender at all times.

15.2 An Agent's Responsibilities

        Each act of an Agent hereunder shall be done by the Agent on behalf of the Lenders, and each Agent may unless otherwise notified:

  (a)
  assume that:

  (i)
  any representation made by ADM, ADC or any of their Affiliates in or in connection with any of this Agreement, any notice or other document, instrument or certificate is true;

  (ii)
  no Default or Event of Default has occurred; and

    (iii)
    none of ADM or ADC is otherwise in breach of or in default under, its obligations under this Agreement;

  and an Agent may also:

  (b)
  unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender's address is that identified with its signature below until it has received from such Lender a notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

  (c)
  engage and pay for the advice or services of any lawyers, accountants, tax consultants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

  (d)
  unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of ADM or ADC upon a statement signed by or on behalf of ADM or ADC;

  (e)
  unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

  (f)
  refrain from exercising any right, power or discretion vested in it under this Agreement unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

  (g)
  refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or, unless it shall have received such indemnification as it may require, otherwise render it liable to any person, and may do anything which is in its opinion necessary to comply with any such law or directive;

  (h)
  delegate to any Person such duties and responsibilities as it shall determine to be appropriate in respect of dealings with or relating to this Agreement, so long as such Agent shall not thereby be relieved of such duties or obligations;

  (i)
  retain for its own benefit, and without liability to account for, any commission or fee or other sum receivable by it for its own account;

  (j)
  accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

  (k)
  refrain from acting in accordance with any instructions of the Majority Lenders or Supermajority Lenders, as the case may be, to begin any legal action or proceeding arising out of or in connection with any of this Agreement, or take any steps to enforce or realize upon any Loan Document, until it shall have received such security or indemnification as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

15.3 Administrative Agent's Duties

        The Administrative Agent shall:

  (a)
  perform its duties as specified under the terms of this Agreement and the other Loan Documents;

  (b)
  promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder and, if applicable, the amount of each such Lender's portion of any requested Accommodation;

  (c)
  promptly notify each Lender of the occurrence of any Default or Event of Default hereunder or any default under any document incidental hereto of which the Administrative Agent has actual knowledge or actual notice;

  (d)
  each time ADM or ADC requests the prior written consent of the Majority Lenders or Supermajority Lenders, as the case may be, use its commercially reasonable efforts to obtain and communicate to ADM or ADC the response of the Majority Lenders or Supermajority Lenders, as the case may be, in a reasonable and timely manner having due regard to the nature and circumstances of the request;

  (e)
  subject to the foregoing provisions of this Section 15.3, act in accordance with any instructions given to it by the Majority Lenders or Supermajority Lenders, as the case may be, and, in particular, only take steps to enforce the Loan Documents in accordance with the instructions or delegated authority of the Majority Lenders or Supermajority Lenders, as the case may be; and

  (f)
  if so instructed by the Majority Lenders or Supermajority Lenders, as the case may be, refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental hereto.

15.4 Technical Agent's Duties

        The Technical Agent shall:

  (a)
  perform its duties as specified under the terms of this Agreement and the other Loan Documents;

  (b)
  promptly upon receipt thereof, inform the Administrative Agent of the contents of any notice, document, request or other information received by it in its capacity as Technical Agent hereunder;

  (c)
  promptly notify the Administrative Agent of the occurrence of any Default or Event of Default hereunder or any default under any document incidental hereto of which the Technical Agent has actual knowledge or actual notice;

  (d)
  subject to the foregoing provisions of this Section 15.4, act in accordance with any instructions given to it by the Majority Lenders or Supermajority Lenders, as the case may be; and

  (e)
  if so instructed by the Majority Lenders or Supermajority Lenders, as the case may be, refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental thereto.

15.5 Collateral Agent's Duties

        The Collateral Agent shall:

  (a)
  perform its duties as specified under the terms of this Agreement and the other Loan Documents;

  (b)
  promptly upon receipt thereof, inform the Administrative Agent of the contents of any notice, document, request or other information received by it in its capacity as Collateral Agent hereunder;

  (c)
  promptly notify the Administrative Agent of the occurrence of any Default or Event of Default hereunder or any default under any document incidental hereto of which the Collateral Agent has actual knowledge or actual notice;

  (d)
  subject to the foregoing provisions of this Section 15.5, act in accordance with any instructions given to it by the Majority Lenders or Supermajority Lenders, as the case may be; and

  (e)
  if so instructed by the Majority Lenders or Supermajority Lenders, as the case may be, refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental thereto.

15.6 Protection of Agents

        Notwithstanding anything to the contrary expressed or implied herein, none of the Agents shall:

  (a)
  be bound to enquire as to:

    (i)
    whether any representation made by ADM or ADC in or in connection with this Agreement or any document incidental hereto is true;

    (ii)
    the occurrence or otherwise of a Default or Event of Default;

    (iii)
    the performance by ADM or ADC of its obligations under any of this Agreement or any document incidental hereto;

    (iv)
    any breach of or default by ADM or ADC of or under its obligations under this Agreement or any document incidental hereto; or

    (v)
    the use or application by a Borrower of any of the proceeds of the Term Facility or Revolving Credit Facility, as the case may be;

  (b)
  be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

  (c)
  be bound to disclose to any Person any information relating to ADM or ADC if such disclosure would or might in its opinion constitute a breach of any law or regulation; or

  (d)
  accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of any Loan Document or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to the Agreement, any Loan Document or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any of the Agents any claim it might have against any of them in respect of the matters referred to in this Section 15.6.

15.7 Indemnification of Agents

        The Lenders agree to indemnify the Agents (to the extent not indemnified or reimbursed) for expenses by the Borrowers under Article 13, but without limiting the obligations of the Borrowers under Article 13 rateably in accordance with the amount of the Accommodation held by the Lenders for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against (including by an Lender) any Agent arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement, any other Loan Documents or any other documents contemplated by or referred to herein or the transactions contemplated hereby (including, without limitation, the costs and expenses that the Borrowers are obligated to pay under Article 13 but excluding, unless an Event of Default has occurred and is continuing, normal administrative costs and expenses incident to the performance of the Agents' agency duties hereunder) or the enforcement of any of the terms hereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or wilful misconduct of the party to be indemnified in accordance with this Section 15.7.

15.8 Termination or Resignation of an Agent

  (a)
  Notwithstanding the irrevocable appointment of each Agent, the Supermajority Lenders may (with the consent of the Borrowers, which consent cannot be unreasonably withheld (unless a Default has occurred, in which case no such consent shall be required)), upon giving the applicable Agent 60 days' prior written notice to such effect, terminate each such Agent's appointment hereunder.

  (b)
  Any Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

  (c)
  In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent in direct consultation with the Borrowers (unless a Default has occurred and is continuing, in which case without any requirement to consult with the Borrowers), deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article 15 and such Agent's successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent. For greater certainty, no such termination or resignation shall be effective unless and until a successor Agent that is a Lender shall have been appointed.

15.9 Rights of Agents as Lenders

        With respect to its Term Commitment, Revolving Commitment and Participation, an Agent shall have the same rights and powers under this Agreement as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term "Lender" or any other similar term shall, unless the context otherwise requires, include such Agent in its capacity as a Lender.

15.10 Authorized Amendments, Waivers, Variations and Omissions

        Except as otherwise expressly provided in this Agreement, no provision of this Agreement may be amended, modified or supplemented except by an agreement in writing signed by ADM, ADC and, subject to the prior approval of the Supermajority Lenders, the Administrative Agent (for itself, the other Agents and the Lenders). Except as otherwise expressly provided in this Agreement, the Administrative Agent shall not grant waivers or consents without the prior approval of the Supermajority Lenders. Except with the prior written agreement of all the Lenders (and in the case of Section 15.10(A), with the consent of the affected Hedging Lenders), nothing in this Section 15.10 shall authorize (A) any amendment to Section 4.7 and any related definitions therein; (B) (i) any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount, (ii) any extension of the Final Maturity Date, (iii) any increase in a Lender's Term Commitment or Revolving Commitment, (iv) any change in the obligations of a Lender unless such modification does not create any additional obligations on the part of such Lender, (v) any decrease in the fees provided under Section 2.5 or 5.6 or the Applicable Margin, (vi) any change in the terms of Section 6.1 or 11.2(t), (vii) any change in the definitions of Majority Lenders or Supermajority Lenders or the number or percentage of Lenders required to make any determinations or waive any rights hereunder or to modify any provision hereof, (viii) any change to any Event of Default relating to items (i) through (vi) of this Section 15.10, (ix) the release of ADM or ADC or, subject to Section 19.8, any Loan Documents, or (x) any amendments to Section 2.7 or this Section 15.10.

15.11 Financial Information

        Subject to Sections 15.3 and 15.4, none of the Agents shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of ADM or ADC.

15.12 Knowledge of Financial Situation

        Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of ADM and ADC in connection with the making and continuation of its participation in this Agreement and that it has not relied on any information provided to it by the Agents in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of ADM and ADC from time to time.

15.13 Legal Proceedings

        The Administrative Agent shall not be obligated to take any legal proceedings against ADM, ADC or any other Person for the recovery of any amount due under this Agreement unless it shall have received any further assurances required by it from the Lenders of their indemnification obligations under Section 15.7 against any and all liability and expense that may be incurred by it by reason of taking or continuing to take such legal proceedings.

15.14 Capacity as Agent

        In performing its functions and duties under this Agreement, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for ADM, ADC or any other Person. The Agents shall not be under any liability or responsibility of any kind to ADM, ADC, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by ADM, ADC or any other Person pursuant to or in any way in connection with this Agreement.

15.15 Amendments to Article 15

        Notwithstanding anything herein to the contrary, the Agents and the Lenders shall be permitted to amend the provisions of this Article 15 without the consent of ADM and ADC provided that no such amendments shall impose any additional obligations on ADM or ADC without its consent. No amendment to the provisions of this Article 15 which changes the duties and responsibilities of an Agent shall be effective without the prior written consent of the affected Agent except in circumstances where the affected Agent is no longer able to fulfill its duties and responsibilities hereunder.

15.16 Deposits or Loans Respecting ADC and ADM

        Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with ADC and/or ADM without liability to account to an Agent or any Lender.

ARTICLE 16
ASSIGNMENTS AND TRANSFERS

16.1 Benefit of Agreement

        This Agreement and the Loan Documents shall be binding upon and enure to the benefit of ADM, ADC, the Lenders and the Agents and their respective successors and assigns. Neither ADM nor ADC may assign this Agreement or the Loan Documents except as specifically permitted hereunder.

16.2 Participation

        Each Lender may sell participations to one or more banks, financial institutions or other entities (other than ADM, ADC, DDMI, Rio Tinto plc, Tiffany and Company or any Affiliate of any such Person) or to any of its Affiliates ("Participants") in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Lender's Term Commitment, Revolving Commitment and the Accommodations Outstanding to it). In the event of any such sale of a participation by a Lender of participating interests to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Participant shall not be a Lender hereunder, and ADM, ADC and the Agents shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. All amounts payable by a Borrower to any Lender under Article 9 in respect of Accommodations Outstanding to it and its Term Commitment and Revolving Commitment shall be determined as if such Lender has not sold or agreed to sell any participations in such Accommodations Outstanding, Term Commitment and Revolving Commitment, and as if such Lender were funding each of such Accommodations Outstanding, Term Commitment and Revolving Commitment in the same way that it is funding the portion of such Accommodations Outstanding, Term Commitment and Revolving Commitment in which no participations have been sold.

16.3 Assignment

  (a)
  Each Lender may assign to one or more persons all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Lender's Term Commitment and/or Revolving Commitment or the Accommodations Outstanding to it under either Credit Facility); provided, however, that:

  (i)
  each such assignment shall be of a constant, and not a varying, percentage of the rights and obligations under this Agreement so assigned;

  (ii)
  except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an Affiliate of a Lender or an assignment of all of a Lender's rights and obligations under this Agreement, the amount of the Lender's Term Commitment, Revolving Commitment and Accommodations Outstanding of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than US$5,000,000 or an integral multiple of US$1,000,000 in excess thereof;

    (iii)
    except where such assignment is made following the occurrence of and during the continuance of a Default or an Event of Default, each such assignment shall be to an Eligible Assignee;

    (iv)
    the consent of the Administrative Agent to such assignment shall have been obtained, which consent shall not be unreasonably withheld or delayed;

    (v)
    in the case of an assignment to a Person that is not an L/C Eligible Assignee of all or a portion of the Lender's Revolving Commitment or Accommodations Outstanding to it under the Revolving Credit Facility, the consent of the L/C Issuing Bank to such assignment shall have been obtained, which consent shall not be unreasonably withheld or delayed;

    (vi)
    the parties to each such assignment shall execute and deliver to (x) the Administrative Agent, for its consent, acceptance and recording in the Register and (y) in the case of an assignment to a Person that is not an L/C Eligible Assignee in respect of all or a portion of a Revolving Commitment or Accommodations Outstanding under the Revolving Credit Facility, the L/C Issuing Bank for its consent and acceptance, an assignment and acceptance agreement in form attached hereto as Schedule "U" (an "Assignment and Acceptance Agreement");

    (vii)
    except in the case of an assignment to any of its Affiliates, a processing and recordation fee of US$3,500 shall be paid by the assignor to the Administrative Agent; and

    (viii)
    except where such assignment is made following the occurrence, and during the continuance of a Default or an Event of Default, the consent of the Borrowers shall have been obtained if the proposed assignment is by a Lender resident in Canada to a Lender not resident in Canada, or if the proposed assignment, having regard to the laws and circumstances at the time of the assignment, would result in the Borrowers incurring costs pursuant to Article 9 in excess of the costs which would have been incurred by the Borrowers pursuant to Article 9 in the absence of an assignment. If at the time of assignment the assignor is entitled to reimbursement or compensation pursuant to Article 9, the assignee shall be entitled to reimbursement or compensation to the same extent as the assignor was so entitled, provided the laws and circumstances at the time of the assignment would otherwise result in the requirement for such reimbursement or compensation.

    Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance Agreement, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance Agreement, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance Agreement, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

  (b)
  By executing and delivering an Assignment and Acceptance Agreement, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows:

  (i)
  other than as provided in such Assignment and Acceptance Agreement, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any Lien created or purported to be created under or in connection with, this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto;

  (ii)
  such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of ADM or ADC or the performance or observance by ADM or ADC of any of its obligations under this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto;

  (iii)
  such assignee confirms that it has received a copy of this Agreement and each other Loan Document, together with copies of all financial statements and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance Agreement;

    (iv)
    such assignee will, independently and without reliance upon any Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement;

    (v)
    other than as provided in such Assignment and Acceptance Agreement, such assignee confirms that, if applicable, it is an Eligible Assignee or L/C Eligible Assignee;

    (vi)
    such assignee appoints and authorizes each Agent to take such action as such Agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to such Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto; and

    (vii)
    such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.

  (c)
  The Administrative Agent shall maintain at the Administrative Agent's Main Branch a copy of each Assignment and Acceptance Agreement delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Revolving Commitment and Term Commitment of each Lender from time to time (the "Register"). The entries in the Register shall constitute (in the absence of manifest error) prima facie evidence of the Lenders and each Lender's Revolving Commitments and Term Commitments, and ADM, ADC, the Agents and the Lenders may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by ADM, ADC or any Lender at any reasonable time and from time to time upon reasonable prior notice.

  (d)
  Upon its receipt of an Assignment and Acceptance Agreement executed by an assigning Lender and, unless otherwise provided therein, an assignee representing, if applicable, that it is an Eligible Assignee or L/C Eligible Assignee and provided that (x) such Assignment and Acceptance Agreement has been completed and is in substantially the form of Schedule "U" hereto, (y) if applicable, the L/C Issuing Bank shall have consented to the assignment and executed such Assignment and Acceptance Agreement, and (z) the Administrative Agent shall have consented to the assignment as aforesaid, the Administrative Agent shall (i) accept such Assignment and Acceptance Agreement, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to ADM and ADC.

16.4 Disclosure

        ADM and ADC authorize the Agents and the Lenders to disclose to any Participant or Eligible Assignee, any prospective Participant or Eligible Assignee and any actual or prospective counterparty (other than DDMI, Rio Tinto plc, Tiffany and Company or any Affiliate thereof of which such Agent or Lender has actual knowledge) (or its advisors) to any swap or derivative transaction relating to ADM or ADC and its obligations, including its Obligations (each, a "Subject Party") and all financial and other information in such Agent's or Lender's possession concerning ADM, ADC and the Project which has been delivered to such Agent or Lender pursuant to this Agreement or which has been delivered to such Agent or Lender in connection with such Agent's or Lender's credit evaluation of ADM and ADC prior to entering into this Agreement, provided that such Agent or Lender, as the case may be, shall cause such Subject Party to agree to be bound by Section 19.2 as if such Subject Party were a Lender.

ARTICLE 17
GOVERNING LAW, COURTS AND JUDGMENT CURRENCY

17.1 Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without regard to its conflict of laws principles, and the federal laws of Canada applicable therein.

17.2 Courts

  (a)
  Any legal action or proceeding with respect to this Agreement or any Loan Document against ADM or ADC may be brought, in the sole and unfettered determination of the Majority Lenders, in the courts of the Province of Ontario which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding. ADM and ADC hereby accept, for itself and in respect of its assets and revenues, generally and unconditionally the non-exclusive jurisdiction of the aforesaid courts. Any litigation based hereon, or arising out of, under, or in connection with, any Loan Document, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of the Agents, the Lenders, ADM or ADC may be brought and maintained in the courts of the Province of Ontario and in addition in the courts of any jurisdiction where any collateral or other property of the ADM or ADC may be found. ADM and ADC hereby expressly and irrevocably waive, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such litigation has been brought in an inconvenient form. To the extent that ADM or ADC has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, ADM or ADC hereby irrevocably waives such immunity in respect of its obligations under this Agreement and the other Loan Documents.

  (b)
  ADC hereby irrevocably designates and appoints ADM at its principal office from time to time situated in the City of Toronto and of which the Administrative Agent shall have been notified, which office is currently located at [address deleted] as the authorized agent of ADC upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or any Loan Document or other documents relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on ADM shall, to the extent permitted by law, be deemed in every respect to be effective service of process on ADC. Notwithstanding the address noted on the execution pages hereof, process may be served on ADM or ADC at its registered office. However, nothing in this Section 17.2 shall affect the right of the Administrative Agent to serve legal process in any other manner permitted by law or affect the right of the Administrative Agent to bring any action or proceeding against ADM or ADC or their properties in the courts of any other jurisdiction.

17.3 Judgment Currency

  (a)
  If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the "Original Currency") into another currency (the "Second Currency"), the Rate of Exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date that is two Business Days preceding that on which judgment is given. ADM and ADC jointly and severally agree that its obligation in respect of any Original Currency due from it to each Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency the Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, ADM and ADC jointly and severally agree as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

  (b)
  The term "Rate of Exchange" in this Section 17.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

ARTICLE 18
CERTAIN OBLIGATIONS OF THE GUARANTORS

18.1 Guarantee

  (a)
  ADC hereby (i) unconditionally and irrevocably guarantees, and (ii) agrees that it is jointly and severally liable and obligated with ADM to the Agents, the Lenders and the Hedging Lenders for (x) the due and punctual payment of all Accommodations Outstanding, interest, fees and all other amounts payable by ADM to the Agents or the Lenders under this Agreement, or any portion thereof, and (y) the due and punctual payment and performance of all other Obligations of ADM to the Agents and/or the Lenders and Hedging Lenders.

  (b)
  ADM hereby (i) unconditionally and irrevocably guarantees, and (ii) agrees that it is jointly and severally liable and obligated with ADC to the Agents, the Lenders and the Hedging Lenders for (x) the due and punctual payment of all Accommodations Outstanding, interest, fees and all other amounts payable by ADC to the Agents or the Lenders under this Agreement, or any portion thereof, and (y) the due and punctual payment and performance of all other Obligations of ADC to the Agents and/or the Lenders and Hedging Lenders.

  (c)
  Each of ADC and ADM hereby unconditionally and irrevocably agrees and covenants with the Agents and the Lenders that:

  (i)
  its obligations hereunder shall not be affected by any act, omission or circumstances which but for this provision might operate to release or otherwise exonerate it from such obligations or affect such obligations including, without limitation and whether or not known to it, the Lenders, Hedging Lenders or the Agents:

  (A)
  any time or indulgence granted to or composition with any other Person;

  (B)
  the variation, extension, compromise, renewal or release of, or refusal or neglect to perfect or enforce, any terms of this Agreement, the Loan Documents, the Accommodations or any rights or remedies against, or Other Documents granted by any other Person; or

  (C)
  any irregularity or unenforceability of any obligations of ADM or ADC under this Agreement or any other Loan Documents, the Accommodations or any present or future law or order of any government or authority (whether of right or in fact) purporting to reduce or otherwise affect any of such obligations, it being the intent that its obligations under this Agreement shall remain in full force and this Agreement shall be construed accordingly as if there were no such irregularity, unenforceability, law or order;

    (ii)
    it waives any right it may have of first requiring any Agent, any Lender or any Hedging Lender, before enforcing its rights against it, to proceed against or claim payment from any other Person or enforce any other Loan Documents or Other Documents; and

    (iii)
    if any claim is made by any Agent, any Lender or any Hedging Lender against it under this Agreement or any Other Document, it shall only have the right to rank as a creditor in competition with any Agent, any Lender or Hedging Lender in the bankruptcy, liquidation or dissolution of ADM or ADC after payment in full of all indebtedness and liabilities which may be owing by ADM or ADC to such Agent, Lender or Hedging Lender under this Agreement or any Other Documents.

  (d)
  For the purposes of this Article 18, the guarantees, covenants, agreements, liabilities and obligations of ADM and ADC under this Section 18.1 are herein called the "Guaranteed Obligations".

ARTICLE 19
MISCELLANEOUS

19.1 Equal Ranking of Lenders

        Subject to Section 4.7, the Lenders and, to the extent necessary, the Borrowers agree that any indebtedness of the Borrowers towards any Lender hereunder, in respect of any Accommodations or otherwise shall at all times rank equally and without preference or distinction with the indebtedness of the Borrowers towards any other Lender hereunder.

19.2 Confidentiality

        Each of the Agents and the Lenders shall, and shall cause all of their respective Affiliates, agents, employees and advisers to, treat all non-public information provided to them by a Borrower, or an Affiliate, agent, employee or adviser of a Borrower, as confidential information, not disclose such information except as herein provided, and only use such information for the specific purpose for which it was disclosed.

        Each of the Borrowers agrees that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning it in respect of its undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement, as well as any payment received from it by any Lender pursuant to this Agreement.

19.3 Severability

        If any of the provisions of this Agreement, any Article or any Section shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article or any Section be impaired thereby.

19.4 Remedies and Waivers

        No failure to exercise, and no delay in exercising, on the part of an Agent or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

19.5 Direct Obligation

  (a)
  Notwithstanding any other provision hereof, each Borrower shall be obligated directly towards the Administrative Agent and each of the Lenders in respect of the Participation of each of the Lenders in relation to such Borrower as well as any other amounts which may be payable by such Borrower pursuant to or in connection with this Agreement or any Accommodations. The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto.

  (b)
  Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of their respective obligations.

19.6 Notices

        The following provisions shall govern in respect of notices or communications contemplated hereunder:

  (a)
  unless otherwise stated, each communication to be made hereunder shall be made in writing;

  (b)
  all communications, notices or directions to be made to (i) ADM, shall be made to ADM, as provided in Section 19.6(c) with a copy to ADC, as provided in Section 19.6(c), and (ii) ADC, shall be made to ADC, with a copy to ADM, as provided in Section 19.6(c);

  (c)
  subject to Section 19.6(b) and to the irrevocable right of the Administrative Agent to deliver communications or notices to ADM's address specified in Section 17.2, any written communication or notice to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Administrative Agent specified another address or rapifax number) be made or delivered to that other Person at the address or rapifax number identified with its signature below and shall in any event be deemed to have been made or delivered when left at that address or otherwise received provided that (i) any communication or notice to be made or delivered to the Administrative Agent shall be effective only when received by the Administrative Agent, provided that any Notice of Borrowing delivered pursuant to Section 2.3, Issue Notice delivered pursuant to Section 5.2 or notice or communication regarding termination or reduction of commitments delivered pursuant to Section 7.3 or 7.4, Voluntary Prepayments delivered pursuant to Section 7.1 or conversion delivered pursuant to Section 3.3 or 9.1 shall be effective (x) on the Business Day of receipt if received by the Administrative Agent not later than 11:00 a.m. on such Business Day, or (y) otherwise, on the next following Business Day; and (ii) any reports, notices, information or other documents relating to the Project which ADM or ADC is required to deliver, or cause to be delivered, to the Administrative Agent under this Agreement shall be delivered to the following address (or such other address as the Administrative Agent may specify by written notice to ADM or ADC):

  (i)
  in the case of a Notice of Borrowing, Issue Notice or notice or communication regarding termination or reduction of commitments, prepayment or conversion:

        The Bank of Nova Scotia
        [address deleted]

        Attention: [name deleted]
        Facsimile: [fax # deleted]

    (ii)
    in the case of all notices and communications:

        The Bank of Nova Scotia
        [address deleted]

        Attention: [name deleted]
        Facsimile: [fax # deleted]

  (d)
  subject to Section 19.6(b), where any provision of this Agreement specifically contemplates telephone communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agent specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer identified with such party's signature below; and

  (e)
  each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however, the absence of such confirmation shall not affect the validity of such communication.

19.7 Counterparts

        This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

19.8 Release of Security

        ADM and ADC shall be entitled to request and obtain from the Administrative Agent and the Collateral Agent, as applicable, and the Lenders the release and discharge of all Loan Documents upon full and final repayment of the Accommodations Outstanding under this Agreement, payment of all interest, commissions, fees or other such amounts then due hereunder and full and final satisfaction of all Secured Hedging Indebtedness.

19.9 No Merger or Novation

        The parties intend that this Agreement amends and restates, and does not novate, the Original Credit Agreement. Each of ADM and ADC acknowledges and agrees that all Original Security Documents provided prior to the date hereof in connection with the Original Credit Agreement remain in full force and effect and secure all Obligations whenever arising, now or in the future, both before and after the date of this Agreement, it being the intention of the parties that there be no novation or merger of the Original Credit Agreement or Original Security Documents.

19.10 Paramountcy

        In case of conflict between the terms of the Agreement and the terms of any other Loan Document, the terms of the Agreement shall prevail.

[The balance of this page is intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

BORROWER AND GUARANTOR

ABER DIAMOND MINES LTD.
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

BORROWER AND GUARANTOR

ABER DIAMOND CORPORATION
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

ADMINISTRATIVE AGENT

THE BANK OF NOVA SCOTIA
[address deleted]

Per:	(signed) "Robert Boomhour"
Name:	Robert Boomhour
Title:	Director
Per:	(signed) "Tim Decker"
Name:	Tim Decker
Title:	Associate Director

TECHNICAL AGENT AND SYNDICATION AGENT

CANADIAN IMPERIAL BANK OF COMMERCE
[address deleted]

Per:	(signed) "Robert Tempelhagen"
Name:	Robert Tempelhagen
Title:
Per:	(signed) "Scott Curtis"
Name:	Scott Curtis
Title:	Executive Director

[address and contacts deleted]

COLLATERAL AGENT AND DOCUMENTATION AGENT

BANK OF MONTREAL
[address deleted]

Per:	(signed) "Stephen Kelly"
Name:	Stephen Kelly
Title:
Per:
Name:
Title:

[address and contacts deleted]

LENDER

THE BANK OF NOVA SCOTIA
[address deleted]

Per:	(signed) "Ray Clarke"
Name:	Ray Clarke
Title:	Director
Per:
Name:
Title:

[address and contacts deleted]

LENDER

1.     CANADIAN IMPERIAL BANK OF COMMERCE

        [address deleted]

2.     CANADIAN IMPERIAL BANK OF COMMERCE

        [address deleted]

Per:	(signed) "Robert Tempelhagen"
Name:	Robert Tempelhagen
Title:
Per:	(signed) "Scott Curtis"
Name:	Scott Curtis
Title:	Executive Director

[address and contacts deleted]

LENDER

BANK OF MONTREAL
[address deleted]

Per:	(signed) "R. Wright"
Name:	R. Wright
Title:	Vice-President
Per:
Name:
Title:

[address and contacts deleted]

LENDER

BAYERISCHE HYPO-UND VEREINSBANK AG
[address deleted]

Per:	(signed) "Philipp Reimnitz" Philipp Reimnitz (Authorized Signing Officer)
Per:	(signed) "Sabine Lehan" Sabine Lehan (Authorized Signing Officer)

[address and contacts deleted]

LENDER

KfW
[address deleted]

Per:	(signed) "Jan Klasen" Dr. Jan Klasen First Vice President
Per:	(signed) "Dirk Sindermann" Dirk Sindermann Vice President

[address and contacts deleted]

LENDER

THE ROYAL BANK OF SCOTLAND plc
[address deleted]

Per:	(signed) "Max Vaughan" Max Vaughan Director

[address and contacts deleted]

LENDER

SOCIÉTÉ GÉNÉRALE (CANADA)
[address deleted]

Per:	(signed) "Cynthia Hansen" Authorized Signing Officer
Per:	(signed) "David Baldoni" Authorized Signing Officer

[address and contacts deleted]

LENDER

N M ROTHSCHILD & SONS LIMITED
[address deleted]

Per:	(signed) "D. W. Street" Authorized Signing Officer
Per:	(signed) "N. A. Wood" Authorized Signing Officer

[address and contacts deleted]

[Appendix and Schedules Omitted]

S-3

EXECUTION COPY

FIRST AMENDMENT TO FIRST AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF MARCH 11, 2005

AMONG

ABER DIAMOND MINES LTD.

ABER DIAMOND CORPORATION

AS BORROWERS AND GUARANTORS

AND

ABER DIAMOND LIMITED PARTNERSHIP

4286791 CANADA INC.

6355137 CANADA INC.

AS GUARANTORS

AND

THE BANK OF NOVA SCOTIA

AS ADMINISTRATIVE AGENT

AND

CANADIAN IMPERIAL BANK OF COMMERCE

AS TECHNICAL AGENT AND SYNDICATION AGENT

AND

BANK OF MONTREAL

AS COLLATERAL AGENT AND DOCUMENTATION AGENT

AND

THE BANKS AND OTHER FINANCIAL INSTITUTIONS

NAMED ON THE EXECUTION PAGES HEREOF

AND SUCH OTHER BANKS AND

FINANCIAL INSTITUTIONS AS MAY

BECOME LENDERS FROM TIME TO TIME

AS LENDERS

FIRST AMENDMENT TO FIRST AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF MARCH 11, 2005

        Reference is made to the First Amended and Restated Credit Agreement dated as of March 3, 2004 among ABER DIAMOND MINES LTD., as borrower and as a guarantor, ("ADM" or a "Borrower"), ABER DIAMOND CORPORATION, as a borrower and as a guarantor ("ADC" or a "Borrower"), and THE BANK OF NOVA SCOTIA, as administrative agent (in such capacity, the "Administrative Agent"), and CANADIAN IMPERIAL BANK OF COMMERCE, as technical agent (in such capacity, the "Technical Agent") and as syndication agent (in such capacity, the "Syndication Agent"), and BANK OF MONTREAL, as collateral agent (in such capacity, the "Collateral Agent") and as documentation agent (in such capacity, the "Documentation Agent"), and THE BANKS AND OTHER FINANCIAL INSTITUTIONS NAMED AS LENDERS ON THE EXECUTION PAGES THEREOF AND SUCH OTHER BANKS AND FINANCIAL INSTITUTIONS AS MAY BECOME LENDERS FROM TIME TO TIME, as lenders (the "Lenders") (the "Credit Agreement");

        WHEREAS ADM and ADC proposed to effect a reorganization of (a) their ownership interest in the Joint Venture and the Project, and (b) certain intercompany Indebtedness;

        AND WHEREAS the proposed internal reorganization entails the following steps:

  (a)
  the existing Indebtedness owing by ADM to ADC in the amount of approximately Cdn.$100 million will be made interest bearing;

  (b)
  ADC will incorporate a wholly-owned subsidiary under the Canadian Business Corporations Act which subsidiary will be resident in and operate in Quebec;

  (c)
  ADC will sell a portion of the existing Indebtedness owed to it by ADM (as referred to in item (a) above) to its new subsidiary in return for shares;

  (d)
  ADC will obtain a daylight loan from the Administrative Agent in an amount equal to Cdn.$216,000,000 which it will use to capitalize its new subsidiary by subscribing for additional shares;

  (e)
  The ADC subsidiary will make an interest bearing loan to ADM using the share subscription proceeds received from ADC in item (d) above;

  (f)
  ADM will use the loan proceeds received in item (e) above to pay dividends and return capital in a corresponding amount to ADC which funds shall be used by ADC to repay the daylight loan described in item (d) above;

  (g)
  ADM will incorporate a wholly-owned subsidiary under the Canada Business Corporations Act;

  (h)
  ADM and its new subsidiary will form a limited partnership under the Partnership Act (Northwest Territories) in which ADM will be the general partner holding a 99% partnership interest and the subsidiary will be the limited partner holding a 1% partnership interest;

  (i)
  ADM will contribute all of its Participating Interest to the limited partnership referenced in item (h) above in exchange for additional partnership interests and will transfer a portion of its partnership interest to the limited partner in exchange for shares of the limited partner to maintain a 99:1 relative ownership interest;

  (j)
  prior to each Manager's Cash Call:

  (i)
  the limited partnership will distribute an amount not in excess of the amount needed to fund such Manager's Cash Call to ADM and the subsidiary described in item (g) above in their proportionate 99:1 interests;

  (ii)
  the ADM subsidiary will pay a cash dividend to ADM in the amount received by it under item (j)(i) above;

  (iii)
  ADM will pay a cash dividend or make a loan to or make principal or interest payments on loans from ADC in the amount received by it as referenced in items (j)(i) and (ii) above;

  (iv)
  ADC will contribute the funds received by it in item (j)(iii) to its new subsidiary described in item (b) above in exchange for shares;

  (v)
  ADC's subsidiary will loan the share subscription proceeds received from ADC as referenced in item (j)(iv) above to ADM or contribute such amount to ADM as equity;

  (vi)
  ADM will contribute 1% of the loan proceeds received in item (j)(v) above to its subsidiary described in item (g) above in exchange for shares;

  (vii)
  ADM will contribute the balance of the loan proceeds received in item (j)(v) above and cause its subsidiary to contribute the equity proceeds received in item (j)(vi) above to the limited partnership as additional capital; and

  (viii)
  the limited partnership will deposit the proceeds received under item (j)(vii) into a separate bank account and thereafter use such proceeds to satisfy the applicable Manager's Cash Calls;

    (such steps collectively referred to as the "Reorganization").

2

        AND WHEREAS ADC has incorporated 4286791 Canada Inc. as a wholly-owned subsidiary of ADC for purposes of effecting part of the Reorganization;

        AND WHEREAS ADM has incorporated 6355137 Canada Inc. as a wholly-owned subsidiary of ADM for purposes of effecting part of the Reorganization;

        AND WHEREAS ADM and 6355137 Canada Inc. have formed Aber Diamond Limited Partnership under the Partnership Act (Northwest Territories) for purposes of effecting part of the Reorganization;

        AND WHEREAS ADM and ADC have requested that the Lenders consent to the transfer by ADM of the Participating Interest to Aber Diamond Limited Partnership and to certain amendments to the provisions of the Credit Agreement in order to permit the Reorganization;

        AND WHEREAS Aber Diamond Limited Partnership is to become a party to the Credit Agreement as a guarantor of the Obligations of ADC and ADM thereunder and, as security for its obligations as guarantor, shall grant in favour of the Collateral Agent and Lenders security over the Participating Interest and additional security similar in form and scope to the ADM Security Documents;

        AND WHEREAS 4286791 Canada Inc. and 6355137 Canada Inc. are to become parties to the Credit Agreement as guarantors of the obligations of ADC and ADM thereunder and, as security for their obligations as guarantors, shall grant in favour of the Collateral Agent security as described herein;

        AND WHEREAS the Credit Agreement provides that (a) certain provisions thereof may be amended, modified or supplemented by an agreement in writing signed by ADM, ADC and, with the prior approval of the Supermajority Lenders, the Administrative Agent (for itself, the other Agents and the Lenders), and (b) other provisions may only be amended, modified or supplemented with the prior agreement of all the Lenders;

        AND WHEREAS, at the request of ADM and ADC, all of the Lenders have given their approval to amend certain provisions of the Credit Agreement in order to permit the Reorganization, but only to the extent and subject to the conditions and limitations herein set forth, such approval of the Lenders evidenced in writing by their execution of this First Amendment to Credit Agreement;

        NOW THEREFORE, for good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged by each party hereto, the parties hereto hereby agree as follows:

ARTICLE I — INTERPRETATION

1.1   Definitions

In this First Amendment to Credit Agreement, unless the context otherwise requires, all terms defined in the Credit Agreement have the same meanings herein.

3

ARTICLE II — AMENDMENTS TO CREDIT AGREEMENT

2.1   Section 1.1

Section 1.1 of the Credit Agreement is amended as follows:

(a)
the definition of "Abandonment" is amended by inserting, after the references to "ADM" in the second, tenth, and twelfth lines thereof, the words "or Aber LP";

(b)
the definition of "Aber International Rough Diamond Supply Agreement" is amended by inserting, after the word "Binder" at the end thereof, the words "which supply agreement was assigned by ADM to Aber LP pursuant to an assignment agreement dated March 11, 2005, a certified copy of which is also included in the Contract Binder";

(c)
by inserting, in the appropriate alphabetical order, the following defined terms and definitions:

    ""Aber LP" means Aber Diamond Limited Partnership, a limited partnership formed under the Partnership Act (Northwest Territories)";

    ""Aber LP Belgian Security" has the meaning attributed thereto in Section 11.1(ee)(iii);"

    ""Aber LP Security Documents" means such security documents as may from time to time be executed and delivered by Aber LP to the Collateral Agent, for itself and on behalf of the other Agents and the Lenders or to a Lender or Lenders, as security from Aber LP for its obligations hereunder including, without limitation, the following:

      (a)
      general security agreement (covering all assets except Aber LP's interest under the Joint Venture Agreement);

      (b)
      pledge, assignment and security interest by Aber LP of its rights (including its Participating Interest and any Net Profit Royalty or Assets to which Aber LP may become entitled) under the Joint Venture Agreement;

      (c)
      assignments of Aber LP's rights under all Material Project Documents;

      (d)
      a security interest/assignment of the Proceeds Account and the Cash Call Account;

      (e)
      security under Section 426 of the Bank Act (granted to each qualifying Lender);

      (f)
      the Aber LP Belgian Security; and

4

      (g)
      any security or other similar documents delivered pursuant to Section 11.2(t)."; and

    ""ADC Daylight Loan" has the meaning attributed thereto in Section 11.2(u)(ii)(A)."

(d)
the definition of "ADC Security Documents" is amended by inserting, after the reference to "ADC" in the fifth line thereof, the words ", a pledge of shares in the capital of QuebecCo held by ADC";

(e)
the definition of "ADM CapEx Portion" is amended by deleting the reference to "ADM's" in the third line thereof and replacing it with "Aber LP's";

(f)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

    ""ADM Newco" means 6355137 Canada Inc., a wholly-owned subsidiary of ADM.";

(g)
the definition of "ADM Security Documents" is amended as follows:

  (i)
  by deleting the "and" at the end of item (g) thereof;

  (ii)
  by deleting the "." at the end of item (h) thereof and replacing it with ";";

  (iii)
  by inserting a new item (i) as follows:

  "(i)
  a pledge of shares in the capital of ADM Newco held by ADM; and"

  (iv)
  by inserting a new item (j) as follows:

  "(j)
  a pledge of ADM's partnership interest in Aber LP."

(h)
the definition of "AI Marketing Services Agreement" is amended by inserting, after the word "Binder" at the end thereof, the words "which agreement was assigned by ADM to Aber LP pursuant to an assignment agreement dated March 11, 2005, a certified copy of which is also included in the Contract Binder";

(i)
the definition of "Annual Loan Coverage Ratio" or "ALCR" is amended as follows:

  (i)
  by deleting the reference to "ADM" in the sixth line thereof and replacing it with "ADM or Aber LP";

  (ii)
  by deleting the references to "ADM's" in the seventh and ninth lines thereof and replacing them with "Aber LP's"; and

5

    (iii)
    by deleting the reference to "ADM's" in the twentieth line thereof and replacing it with "Aber LP's";

(j)
the definition of "Capped Owner's Costs" is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line of subsection (a) thereof, the words "or Aber LP"; and

  (ii)
  by inserting, after the reference to "ADM" in the first line of subsection (b) thereof, the words "or Aber LP";

(k)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

    ""Cash Call Account" means the Cdn.$ bank account [account # deleted] of Aber LP established in its name with the Administrative Agent and located at the Administrative Agent's Main Branch."

(l)
the definition of "Constating Document" is amended as follows:

  (i)
  by deleting the word "and" in the second line thereof and replacing it with ",";

  (ii)
  by inserting after the reference to "2002", in the fourth line thereof, the words "and (c) Aber LP, its limited partnership agreement dated March 1, 2005 and certificate of limited partnership filed March 7, 2005"; and

  (iii)
  by deleting the reference to "(a) and (b)" in the fifth line thereof and replacing it with "(a), (b) and (c)";

(m)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

    ""Distribution" means, in respect of any Person (i) any dividend or other distribution, including without limitation, a return of capital, direct or indirect, on account of any equity or partnership units or shares of any class of such Person or on any warrants, options, convertible securities or other rights with respect to any such equity or partnership units or shares, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any equity or partnership units or shares of such Person, (iii) any repayment, redemption, purchase or other defeasance or payment of interest with respect to Indebtedness owing by such Person to an Affiliate (iv) any payment of fees or service charges (including fees or service charges for management, administration and sorting services in excess of Capped Owner's Costs) by such Person to any Affiliate or the making of any other payment to or on behalf of an Affiliate, (v) making any deposit for any of the foregoing purposes or otherwise discharging any Indebtedness incurred by any Affiliate."

6

(n)
the definition of "Eligible Assignee" is amended by inserting, after the reference to "ADC" in the penultimate line thereof, "Aber LP";

(o)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

      ""First Amendment" means the First Amendment to First Amended and Restated Credit Agreement dated as of March 11, 2005 among ADM and ADC, as borrowers and guarantors, Aber LP, ADM Newco and QuebecCo, as guarantors, BNS, as Administrative Agent, CIBC, as Technical Agent and Syndication Agent, BMO, as Collateral Agent and Documentation Agent, and the Lenders."

(p)
the definition of "Fiscal Year" is amended as follows:

  (i)
  by inserting, after the references to "ADM" in the first and second lines thereof, the words ", ADM Newco, QuebecCo"; and

  (ii)
  by inserting, at the end thereof, the following:

      ", and (iii) Aber LP, any period of twelve consecutive calendar months ending on the last day of February, and reference to a Fiscal Year of Aber LP with a number corresponding to any calendar year (e.g., the "2006 Fiscal Year") refer to the Fiscal Year of Aber LP ending on the last day of February of that calendar year.";

(q)
by inserting, in the appropriate alphabetical order, the following defined terms and definitions:

      ""Free Cash Amounts" has the meaning attributed thereto in Section 11.2(u)(iii).";

      ""Guarantors" means, collectively, ADM Newco and QuebecCo and "Guarantor" means either one of them.";

      ""Guarantor Security Documents" means such security documents as may from time to time be executed and delivered by the Guarantors, or either of them, to the Collateral Agent, for itself and on behalf of the other Agents and Lenders or to a Lender or Lenders, as security for their obligations hereunder, including, without limitation, the following:

      (a)
      general security agreement (covering all assets of ADM Newco);

7

      (b)
      pledge by ADM Newco of its partnership interest in Aber LP;

      (c)
      postponement and subordination agreement executed by QuebecCo in respect of all Indebtedness owed to it by ADM;

      (d)
      assignment by QuebecCo of all Indebtedness owed to it by ADM;

      (e)
      movable hypothec covering all assets of QuebecCo; and

      (f)
      pledge by QuebecCo of any shares owned by it on the capital of ADM."

(r)
the definition of "Indebtedness" is amended as follows:

  (i)
  by inserting, after the references to "ADM" in the fifth and eighth lines of the second last paragraph and the first line of the last paragraph, the words "or Aber LP"; and

  (ii)
  by inserting, after the reference to "ADM's" in the second line of the last paragraph, the words "or Aber LP's";

(s)
the definition of "Joint Venture" is amended by deleting the reference to "ADM" therein and replacing it with "Aber LP";

(t)
the definition of "Joint Venture Agreement" is amended by inserting, after the words "Agreement", in the fifth line thereof, the words "and as subsequently assigned by ADM to Aber LP";

(u)
the definition of "Joint Venture Participants" is amended by deleting the words "As of the date hereof the Joint Venture Participants are ADM and DDMI" therein and replacing them with the words "As of the date of the First Amendment the Joint Venture Participants are Aber LP and DDMI";

(v)
the definition of "JVA Required Amount" is amended by deleting the reference to "ADM" therein and replacing it with "Aber LP";

(w)
the definition of "Loan Documents" is amended by inserting, after the reference to "ADC Security Documents," the words ", the Aber LP Security Documents, the Guarantor Security Documents";

(x)
the definition of "Loan Life Coverage Ratio" or "LLCR" is amended as follows:

  (i)
  by deleting the reference to "ADM" in the fifth line thereof and replacing it with "ADM or Aber LP"; and

  (ii)
  by deleting the references to "ADM's" in the fifth, seventh and seventeenth lines thereof and replacing them with "Aber LP's";

8

(y)
the definition of "Manager's Cash Call" is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words "as general partner of Aber LP"; and

  (ii)
  by deleting "ADM's" in the second line thereof and replacing it with "Aber LP's";

(z)
the definition of "Material Adverse Effect" is amended by inserting, after "ADM" in the first, seventh and tenth lines thereof, the words "Aber LP";

(aa)
the definition of "Mine Life Protection Ratio" or "MLPR" is amended as follows:

  (i)
  by deleting the reference to "ADM" in the fourth line thereof and replacing it with "Aber LP"; and

  (ii)
  by deleting the reference to "ADM's" in the fourth, sixth and eighteenth lines thereof and replacing them with "Aber LP's";

(bb)
the definition of "Mining Rights" is amended by inserting, after the reference to "ADM" in the fourth line thereof, the words ", Aber LP";

(cc)
the definition of "Operating Expenses" is amended by inserting, after the reference to "ADM" in the fourth line thereof, the words "or Aber LP";

(dd)
the definition of "Owner's Costs" is amended by inserting, after the reference to "ADM" in the first line thereof, the words "or Aber LP";

(ee)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

    ""Payment Amount" has the meaning as described in Section 11.2(u)(ii) hereto.";

(ff)
the definition of "Permitted Encumbrances" is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (ii)
  by deleting the reference to "ADM's" in the first line of item (c) and replacing it with "Aber LP's";

  (iii)
  by inserting, after the reference to "ADC" in the second line of item (j), the words "or Indebtedness of ADM or ADC guaranteed by Aber LP";

  (iv)
  by inserting, after the reference to "ADM's" in the third line of item (k), the words ", Aber LP's";

9

    (v)
    by inserting, after the reference to "ADM's" in the second line of item (l), the words ", Aber LP's";

    (vi)
    by inserting, after the reference to "ADM" in the fourth line of item (m), the words ", Aber LP";

    (vii)
    by inserting, after the reference to "ADM" in the third line of item (n), the words ", Aber LP";

    (viii)
    by inserting, after the reference to "ADM" in the third line of item (o), the words ", Aber LP"; and

    (ix)
    by inserting, after the reference to "ADM" in the fifth line of item (p), the words ", Aber LP";

(gg)
the definition of "Proceeds Account" is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words "and Aber LP";

  (ii)
  by deleting the words "its name" in the second line thereof and replacing them with the words "their respective names"; and

  (iii)
  by inserting, at the end thereof, the following:

      "The ADM Proceeds Account numbers are, for US$, [account # deleted] and for Cdn.$, [account # deleted]. The Aber LP Proceeds Account numbers are, for US$, [account # deleted], and for Cdn.$, [account # deleted]."

(hh)
the definition of "Project Assets" is amended by inserting, after the reference to "ADM" in the second line thereof, "Aber LP";

(ii)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

    ""QuebecCo" means 4286791 Canada Inc., a wholly-owned Subsidiary of ADC.";

(jj)
the definition of "Relevant Party" is amended by inserting, after the reference to "ADM", the words ", Aber LP";

(kk)
the definition of "Security Documents" is amended by inserting, after the word "Documents" in the second line thereof, the words ", the Aber LP Security Documents, the Guarantor Security Documents";

(ll)
by inserting, in the appropriate alphabetical order, the following defined term and definition:

10

    ""Special Distribution" means a Distribution declared and paid by Aber LP in favour of ADM Newco and ADM, a Distribution declared and paid by ADM Newco in favour of ADM or a Distribution declared and paid by ADM in favour of ADC, which, in each case, does not exceed the amount then required to be contributed by Aber LP to the Joint Account on account of a Manager's Cash Call."

(mm)
the definition of "Tiffany Supply Agreement" is amended by inserting, after the word "Company" at the end thereof, the words "as amended by an Amendment to Diamond Supply Agreement made the 6th day of December, 2004 and which supply agreement was assigned by ADM to Aber LP pursuant to an assignment agreement dated March 11, 2005".

2.2   Section 1.5

Section 1.5(b) of the Credit Agreement is amended by inserting, after the reference to "ADM" in the second and ninth lines thereof, the words "or Aber LP":

2.3   Section 7.2

Section 7.2(a) of the Credit Agreement is amended by inserting, after the word "Payment" in the third line thereof, the words "(excluding, for greater certainty, Special Distributions made by ADM pursuant to Section 11.2(u)(i) and payments made by ADM pursuant to Section 11.2(u)(ii)(D) and Section 11.2(u)(iii) 5))".

2.4   Article 8

(a)
Section 8.1 of the Credit Agreement is amended as follows:

(i)
by inserting, after the reference to "ADM" in the first line of Section 8.1(a), the words "and Aber LP";

(ii)
by deleting the word "the" in the second line of Section 8.1(a) and replacing it with the words "its";

(iii)
by inserting, after the reference to "ADM" in the first line of Section 8.1(b), the words "and Aber LP";

(iv)
by inserting, after the word "minimum" in the first line of Section 8.1(b), the word "aggregate";

(v)
by inserting, after the word "Account" in the first line of Section 8.1(c), the words "and Cash Call Account"; and

(vi)
by inserting, after the reference to "ADM" in the third line of Section 8.1(c), the words "or Aber LP, as the case may be";

11

(b)
Section 8.2 of the Credit Agreement is amended by inserting, at the end thereof, the words "The Cash Call Account and all cash or Permitted Investments deposited therein shall be pledged to or otherwise encumbered in favour of the Collateral Agent as security, for the obligations of Aber LP hereunder, pursuant to the Aber LP Security Documents"; and

(c)
Section 8.3 of the Credit Agreement is amended by inserting, after the words "Cash Call Reserve Amount" in the fourth line thereof, the words "(less any amount on deposit in the Cash Call Account)".

2.5   Section 10.1

Section 10.1 of the Credit Agreement is amended as follows:

(a)
by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(b)
Section 10.1(a) is amended by inserting, after the references to "ADM" in the first line of subsections (i), (ii) and (iii) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(c)
Section 10.1(b) is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(d)
Section 10.1(c) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, after the reference to "ADC" in the fourth line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(e)
Section 10.1(d) is amended by inserting, after the reference to "ADM" in the fifth line thereof, the words "or Aber LP, as applicable";

(f)
Section 10.1(e) is amended by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(g)
Section 10.1(f) is amended as follows:

  (i)
  by deleting the word "Neither" in the first line thereof and replacing it with the words "None of"; and

  (ii)
  by inserting, after the reference to "ADM" in the first line thereof, the words "Aber LP, ADM Newco, QuebecCo";

(h)
Section 10.1(h) is amended as follows:

12

    (i)
    by inserting, after the reference to "ADM" in the first line of subsection (i) thereof, the words ", Aber LP"; and

    (ii)
    by inserting, after the reference to "ADM" in the first line of subsection (ii) thereof, the words ", Aber LP";

(i)
Section 10.1(i) is amended by inserting, after the reference to "ADM" in the third line thereof, the words ", Aber LP";

(j)
Section 10.1(k) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line of subsection (i) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (ii)
  by deleting the word "Neither" in the first line of subsection (ii) thereof and replacing it with the words "None of";

  (iii)
  by inserting, after the reference to "ADM" in the first line of subsection (ii) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (iv)
  by deleting the word "Neither" in the first line of subsection (iii) thereof and replacing it with the words "None of"; and

  (v)
  by inserting, after the reference to "ADM" in the first line of subsection (iii) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(k)
Section 10.1(l) is amended by inserting, after the references to "ADM" in the first, fourth, tenth, thirteenth, fifteenth, twenty-second, twenty-fourth and twenty-sixth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(l)
Section 10.1(n) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line of subsection (ii) thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, after the reference to "ADC" in the first and fourth lines of subsection (iv) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(m)
Section 10.1(o) is amended by inserting, after the reference to "ADC" in the first line thereof, the words ", Aber LP";

(n)
Section 10.1(p) is amended by deleting the reference to "ADM" in the second line thereof and replacing it with "Aber LP";

13

(o)
Section 10.1(q) is amended as follows:

  (i)
  by inserting, after the reference to "ADC" in the first line of subsection (i) thereof, the words ", Aber LP"; and

  (ii)
  by inserting, after the reference to "ADM" in the second line of subsection (ii) thereof, the words ", Aber LP";

(p)
Section 10.1(t) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the second line of subsection (i) thereof, the words ", Aber LP";

  (ii)
  by inserting, after the reference to "ADM" in the second line of subsection (ii)(A) thereof, the words ", Aber LP";

  (iii)
  by inserting, after the reference to "ADM" in the first line of subsection (ii)(B) thereof, the words ", Aber LP";

  (iv)
  by inserting, after the reference to "ADM" in the first line of subsection (iv) thereof, the words ", Aber LP";

  (v)
  by inserting, after the reference to "ADM" in the first line of subsection (v) thereof, the words ", Aber LP";

  (vi)
  by inserting, after the reference to "ADM" in the fourth line of subsection (vi) thereof, the words ", Aber LP"; and

  (vii)
  by inserting, after the reference to "ADM" in the second line of subsection (vii) thereof, the words ", Aber LP";

(q)
Section 10.1(u) is amended as follows:

  (i)
  the references to "ADM's" in the first line thereof are deleted and replaced with "Aber LP's"; and

  (ii)
  the reference to "ADM" in the second line thereof is deleted and replaced with "Aber LP";

(r)
Section 10.1(v) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, at the end thereof, the following:

      "ADM Newco is a direct, wholly-owned Subsidiary of ADM. All of the shares in the capital of ADM Newco are owned by ADM free and clear of any Liens or Rights other than pursuant to the Security Documents. QuebecCo is a direct, wholly-owned Subsidiary of ADC. All of the shares in the capital of QuebecCo are owned by ADC free of any Liens or Rights other than pursuant to the Security Documents. Aber LP is a limited partnership formed under the laws of the Northwest Territories. ADM is the general partner of Aber LP and owns a 99% partnership interest in Aber LP. ADM Newco is the limited partner of Aber LP and owns a 1% partnership interest. All of the partnership interest in Aber LP are owned by ADM and ADM Newco free of any Liens or Rights other than pursuant to the Security Documents."

14

(s)
Section 10.1(w) is amended by deleting the references to "ADM" in the first and third lines thereof and replacing them with "Aber LP";

(t)
Section 10.1(y) is amended by inserting, after the reference to "ADM" in the fifth and eighth lines thereof, the words ", Aber LP"; and

(u)
Section 10.1(z) is amended as follows:

  (i)
  by inserting, after the word "thereto" in the second line thereof, the words ", as referred to in the Recitals to the First Amendment,";

  (ii)
  by deleting the word "neither" in the fourth line thereof and replacing it with the words "none of"; and

  (iii)
  by inserting, after the reference to "ADM" in the fourth line thereof, the words ", Aber LP".

2.6   Section 11.1

Section 11.1 of the Credit Agreement is amended as follows:

(a)
Section 11.1(a) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the third line thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, after the reference to "Section 11.1." at the end thereof, the words "Until all Obligations of ADM and ADC have been paid and performed in full, each of Aber LP, ADM Newco and QuebecCo agrees with each of the Agents and each Lender that it shall perform its obligations set forth in this Section 11.1.";

(b)
Section 11.1(b) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo,";

15

    (ii)
    by deleting the reference to "ADM" in the second line thereof and replacing it with "Aber LP";

    (iii)
    by deleting the reference to "ADM" in the first line of subsection (iii) thereof and replacing it with "Aber LP";

    (iv)
    by inserting, after the reference to "ADM" in the sixth line of subsection (iii) thereof, the words ", Aber LP"; and

    (v)
    by inserting, after the reference to "ADM" in the fourth line of subsection (iv) thereof, the words ", Aber LP";

(c)
Section 11.1(c) is amended as follows:

  (i)
  by inserting, after the first reference to "ADC" in the second line thereof, the following:

      ", ADM Newco shall remain a wholly-owned Subsidiary of ADM, QuebecCo shall remain a wholly-owned Subsidiary of ADC, Aber LP shall remain a limited partnership owned as to 99% by ADM as general partner and as to 1% by ADM Newco as limited partner"; and

    (ii)
    by deleting the reference to "ADM" in the third line thereof and replacing it with the words "Aber LP";

(d)
Section 11.1(d) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo,"; and

  (ii)
  by inserting, after the reference to "ADC" in the eighth line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(e)
Section 11.1(e) is amended as follows:

  (i)
  by inserting, before the reference to "ADM" in the first line thereof, the words "Each of";

  (ii)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo,"; and

  (iii)
  by inserting, after the reference to "ADM" in the third line thereof, the words ", Aber LP";

(f)
Section 11.1(f) is amended by deleting the reference to "ADM" in the first line thereof and replacing it with the words "Aber LP";

16

(g)
Section 11.1(g) is amended by deleting the reference to "ADM" in the first line thereof and replacing it with the words "Aber LP";

(h)
Section 11.1(h) is amended as follows:

  (i)
  by inserting, after the first reference to the word "shall" in the first line thereof, the words ", shall cause Aber LP to";

  (ii)
  by deleting the word "its" in the third line thereof and replacing it with the words "Aber LP's";

  (iii)
  by inserting, after the reference to "ADM" in the second line of subsection (iii) thereof, the words "or Aber LP";

  (iv)
  by inserting, after the reference to "ADM's" in the eighth line of subsection (iii) thereof, the words "or Aber LP's"; and

  (v)
  by inserting, after the reference to "ADM" in the last line of subsection (iii) thereof, the words "or Aber LP's obligations hereunder and under the other Loan Documents to which it is a party, as the case may be";

(i)
Section 11.1(i) is amended by deleting the references to "ADM" in the first and second lines thereof and replacing them with "Aber LP";

(j)
Section 11.1(k) is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP";

(k)
Section 11.1(l) is amended as follows:

  (i)
  by inserting, after the first reference to the word "shall" in the first line thereof, the words ", shall cause Aber LP to";

  (ii)
  by deleting the word "its" in the third line thereof and replacing it with the words "Aber LP's";

  (iii)
  by inserting, after the reference to "ADM's" in the fourteenth line thereof, the words ", Aber LP's"; and

  (iv)
  by inserting, after the reference to "ADM" in the nineteenth line thereof, the words ", Aber LP";

(l)
Section 11.1(m) is amended as follows:

  (i)
  by inserting, after the references to "ADM" in the sixth, tenth and eleventh lines of subsection (v)(C) thereof, the words ", Aber LP";

17

    (ii)
    by deleting the reference to "ADM" in the first line of subsection (vii) thereof and replacing it with the words "Aber LP";

    (iii)
    by inserting, after the reference to "ADM" in the fifth line of subsection (vii) thereof, the words "for itself or on behalf of Aber LP";

    (iv)
    by inserting, after the second reference to "ADM" in the first line of subsection (viii) thereof, the words "for itself or on behalf of Aber LP";

    (v)
    by inserting, after the reference to "ADM" in the first line of subsection (viii)(B) thereof, the words "or Aber LP";

    (vi)
    by inserting, after the reference to "ADM" in the tenth line of subsection (viii)(B) 1) thereof, the words "or Aber LP";

    (vii)
    by inserting, after the references to "ADM" in the first and eighth lines of subsection (viii)(C) thereof, the words "or Aber LP"; and

    (viii)
    by inserting, after the references to "ADM" in the first and twelfth lines of subsection (viii)(D) thereof, the words "or Aber LP";

(m)
Section 11.1(o) is amended by inserting, after the references to "ADM" in subsections (i), (ii), (iii) and (v) thereof, the words ", Aber LP";

(n)
Section 11.1(q) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the second line of subsection (i)(A)5) thereof, the words "and Aber LP";

  (ii)
  by inserting, after the reference to "ADM" in the second line of subsection (i)(A)6) thereof, the words "and Aber LP";

  (iii)
  by inserting, after the reference to "ADM" in the second line of subsection (ii)(E) thereof, the words "and Aber LP";

  (iv)
  by inserting, after the reference to "ADM" in the second line of subsection (ii)(F) thereof, the words "and Aber LP"; and

  (v)
  by inserting, after the reference to "ADM" in the third line of subsection (ii)(H) thereof, the words "and Aber LP";

(o)
Section 11.1(r) is amended by inserting, after the word "shall" in the first line thereof, the words "cause Aber LP to";

(p)
Section 11.1(v) is amended by deleting the word "its" in the sixth line thereof and replacing it with "Aber LP's";

18

(q)
Section 11.1(w) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, after the second reference to the word "and" in the first line thereof, the words ", in the case of ADM, ADC and Aber LP,";

(r)
Section 11.1(x) is amended by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(s)
Section 11.1(y) is amended by deleting the reference to "ADM" in the third line of subsection (v) thereof and replacing it with the words "Aber LP";

(t)
Section 11.1(dd) is amended by inserting, after the reference to "ADM" in the third line thereof, the words "Aber LP, ADM Newco, QuebecCo";

(u)
Section 11.1(ee) is amended as follows:

  (i)
  by inserting, after the word "Date" in the first line thereof, the words "or, in the case of items (iii) and (iv) below, within 30 days of the date of the First Amendment,";

  (ii)
  by deleting the "." at the end of item (ii) and replacing it with ";";

  (iii)
  by inserting new items (iii) and (iv) as follows:

  "(iii)
  a Belgian law commercial pledge (the "Aber LP Belgian Security") with respect to the diamond inventory of Aber LP (other than diamond inventory permitted to be held in Antwerp, Belgium pursuant to Section 11.2(t)(iii)); and

  (iv)
  an opinion from local counsel to Aber LP and Borrowers' Counsel in respect of the Aber LP Belgian Security addressed to each of the Agents, Lenders and Hedging Lenders."; and

(v)
by inserting a new Section 11.1(ff) as follows:

    "(ff)
    Bank Accounts: Each of Aber LP, ADM, ADM Newco and QuebecCo shall establish all of its bank accounts with the Administrative Agent and shall not establish or maintain bank accounts with any other financial institution without the consent of the Supermajority Lenders, not to be unreasonably withheld."

19

2.7   Section 11.2

Section 11.2 of the Credit Agreement is amended as follows:

(a)
Section 11.2(a) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the third line thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

  (ii)
  by inserting, after the reference to "Section 11.2." at the end thereof, the words "Until all Obligations of ADM and ADC have been paid and performed in full, each of Aber LP, ADM Newco and QuebecCo agrees with each of the Agents and each Lender that it shall perform its obligations set forth in this Section 11.2.";

(b)
Section 11.2(b) is amended as follows:

  (i)
  by deleting the word "Neither" in the first line thereof and replacing it with the words "None of";

  (ii)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (iii)
  by inserting, after the word "Documents" in the first line of subsection (i) thereof, the words "; in the case of ADC, the ADC Daylight Loan (subject to compliance with Section 11.2(u)(ii));";

  (iv)
  by inserting, after the references to "ADM" in the second and third lines of subsection (iii) thereof, the words ", Aber LP";

  (v)
  by inserting, after the reference to "ADM" in the first line of subsection (v) thereof, the words "or Indebtedness of ADM guaranteed by Aber LP";

  (vi)
  by inserting, after the reference to "ADM" in the last line of subsection (v) thereof, the words "or Aber LP, as the case may be";

  (vii)
  by inserting, after the reference to ADC in the first line of subsection (vi) thereof, the words ", or Indebtedness of ADM or ADC guaranteed by Aber LP,";

  (viii)
  by inserting after the reference to "ADM" in the first line of subsection (viii) thereof, the words ", or Indebtedness of ADM guaranteed by Aber LP";

  (ix)
  by inserting, after the reference to "ADC" in the first line of subsection (xii) thereof, the words ", Aber LP"; and

20

    (x)
    by inserting, after the reference to "ADC" in the first line of subsection (xiii) thereof, the words "or of Aber LP owed to ADM";

(c)
Section 11.2(d) is amended as follows:

  (i)
  by deleting the words "ADM shall not" in the first line thereof and replacing them with the words "Neither ADM nor Aber LP shall";

  (ii)
  by inserting, after the references to "ADM" in the third, tenth, twelfth and fifteenth lines thereof, the words "or Aber LP, as the case may be,"; and

  (iii)
  by inserting, after the reference to "ADM's" in the fourteenth line thereof, the words "and Aber LP's";

(d)
Section 11.2(e) is amended as follows:

  (i)
  by deleting the words "Neither Borrower" in the first line thereof and replacing them with the words "None of ADC, ADM, Aber LP, ADM Newco nor QuebecCo"; and

  (ii)
  by deleting the references to "ADM's" in the third and fourth lines thereof and replacing them with "Aber LP's";

(e)
Section 11.2(f) is amended as follows:

  (i)
  by inserting, after the word "Account" in the third line thereof, the words "and ADM's subscription from time to time for shares in ADM Newco and ADM's partnership interest in Aber LP.";

  (ii)
  by inserting, after the word "Subsidiary" at the end thereof, the words "except for ADM Newco"; and

  (iii)
  by inserting at the end thereof the following:

      "Aber LP shall not make, incur or assume any investment in any other Person except Permitted Investments made with balances in its Proceeds Account or the Cash Call Account. Aber LP shall not form or have any Subsidiary. Neither ADM Newco nor QuebecCo shall make, incur or assume any investment in any other Person except as Permitted herein. Neither ADM Newco nor QuebecCo shall form or have any Subsidiary."

(f)
Section 11.2(g) is amended as follows:

  (i)
  by deleting the words "ADM shall not" in the first line of subsection (i) thereof, and replacing them with the words "None of ADM, Aber LP nor ADM Newco shall,";

21

    (ii)
    by inserting, after the reference to "ADM" in the eighth line of subsection (i) thereof, the words ", Aber LP or ADM Newco, as the case may be";

    (iii)
    by inserting, after the reference to "ADM" in the second line of subsection (ii) thereof, the words "or QuebecCo";

    (iv)
    by inserting, after subsection (ii) thereof, new subsections (iii), (iv), (v) and (vi) as follows:

    "(iii)
    ADM shall not sell, transfer, lease or otherwise dispose of (A) any of its shares in the capital of ADM Newco or (B) any of its partnership interest in Aber LP (except for the transfer to ADM Newco contemplated in item (i) of the second recital to the First Amendment);

    (iv)
    ADM Newco shall not sell, transfer, lease or otherwise dispose of any of its partnership interest in Aber LP;

    (v)
    ADM and ADM Newco shall not (A) permit any other Person to become a partner of Aber LP, or (B) permit any issuance, sale, transfer or other disposition of partnership interests in Aber LP that would result in their respective partnership interests in Aber LP being other than 99:1; and

    (vi)
    QuebecCo shall not sell, transfer, lease or otherwise dispose of any of its assets except as contemplated in Section 11.2(n) hereof."

(g)
Section 11.2(h) is amended as follows:

  (i)
  by deleting the words "Neither Borrower" in the first line thereof and replacing them with the words "None of ADM, Aber LP, ADM Newco, QuebecCo nor ADC"; and

  (ii)
  by inserting, after the reference to "ADC" in the sixth line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(h)
Section 11.2(i) is amended by inserting, after the reference to "ADM" in the second line thereof, the words "and Aber LP";

(i)
Section 11.2(j) is amended as follows:

  (i)
  by inserting, after the reference to "(d)" in the second line thereof, the words "or as referred to in the Recitals to the First Amendment";

  (ii)
  by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco and QuebecCo";

22

    (iii)
    by inserting, after the reference to "ADM" in the sixth and seventh lines thereof, the words ", Aber LP, ADM Newco or QuebecCo, as the case may be,"; and

    (iv)
    by inserting, after the reference to "ADM" in the eleventh line thereof, the words "or Aber LP, as the case may be";

(j)
Section 11.2(k) is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", and Aber LP,";

(k)
Section 11.2(l) is amended by inserting, at the beginning thereof, the words "Save and except as expressly permitted pursuant to Section 11.2(u) hereof,";

(l)
Section 11.2(n) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line of subsection (i) thereof, the words "and Aber LP,";

  (ii)
  by inserting, after subsection (ii) thereof, new subsections (iii) and (iv) as follows:

  "(iii)
  ADM Newco shall not carry on any business or engage in any business activity other than holding its 1% interest as limited partner in Aber LP.

  (iv)
  QuebecCo shall not carry on any business or engage in any business activity other than (A) making investments up to an aggregate principal amount not exceeding the sum of (x) U.S.$2,000,000 (of which not less than U.S.$1,500,000 may only be invested in Permitted Investments) plus (y) Free Cash Amounts received from ADC as equity contributions, and (B) making intercompany loans to ADM or investments in ADM as contemplated in Section 11.2(u) hereof."

(m)
Section 11.2(o) is amended by deleting the words "ADM shall not" in the first line thereof and replacing them with the words "None of ADM, Aber LP, ADM Newco nor QuebecCo shall";

(n)
Section 11.2(p) is amended as follows:

  (i)
  by deleting the words "Neither ADM nor ADC" in the first line thereof and replacing them with the words "None of ADM, ADC, Aber LP, ADM Newco nor QuebecCo,";

  (ii)
  by inserting, after the reference to "ADM" in the third line thereof, the words "Aber LP, ADM Newco or QuebecCo";

(o)
Section 11.2(q) is amended as follows:

23

    (i)
    by deleting the reference to "ADM" in the first line thereof and replacing it with the words "each of ADM and Aber LP"; and

    (ii)
    by inserting, after the reference to "ADM" in the third line thereof, the words "or Aber LP, as the case may be";

(p)
Section 11.2(r) is amended as follows:

  (i)
  by deleting the words "ADM shall not" in the first line thereof and replacing them with the words "Neither ADM nor Aber LP shall"; and

  (ii)
  by inserting, after the reference to "ADM" in the third line thereof, the words "or Aber LP, as the case may be";

(q)
Section 11.2(s) is amended by inserting, after the reference to "ADM" in the first line thereof, the words "and Aber LP";

(r)
Section 11.2(t) is amended as follows:

  (i)
  by deleting the reference to "ADM" in the first line thereof and replacing it with the words "Each of ADM and Aber LP";

  (ii)
  by deleting the word "its" in the first line of subsection (i) thereof and replacing it with the words "Aber LP's";

  (iii)
  by deleting the word "its" in the first line of subsection (iii) thereof and replacing it with the words "Aber LP's";

  (iv)
  by deleting the word "its" in the first and fifth lines of subsection (A) thereof and replacing it with the words "Aber LP's"; and

  (v)
  by inserting, after the reference to "ADM" in the third line of subsection (B) thereof, the words "or Aber LP, as the case may be";

(s)
Section 11.2 is amended by inserting, after Section 11.2(t), a new Section 11.2(u) as follows:

  "(u)
  Intercompany Restricted Payments:

  (i)
  Aber LP, ADM Newco and ADM may from time to time declare and pay a Special Distribution, provided (x) no Special Distribution can be declared or paid if a Default or Event of Default has occurred and is continuing or if a Default or Event of Default shall occur or could reasonably be expected to occur as a result of the declaration or payment of such Special Distribution, and (y) no more than one Special Distribution may be declared and paid by Aber LP, ADM Newco and ADM in any month. Aber LP, ADM and ADC agree that, in respect of each Special Distribution declared and paid by Aber LP:

24

        (A)
        Aber LP shall provide the Administrative Agent with (x) two Business Days prior written notice of its intention to declare and pay the Special Distribution, and (y) contemporaneously with the giving of such notice, irrevocable directions from each of Aber LP, ADM Newco, ADM, ADC and QuebecCo to effect the transfers contemplated to be made pursuant to Section 11.2(u)(i)(B) below in respect of such Special Distribution;

        (B)
        promptly upon the declaration and payment by Aber LP of a Special Distribution to ADM and ADM Newco pro rata in accordance with their respective partnership interest in Aber LP:

        (1)
        ADM Newco shall declare and pay a Special Distribution in favour of ADM in the amount received by ADM Newco from Aber LP in respect of the Special Distribution declared and paid by Aber LP;

        (2)
        ADM shall declare and pay a Special Distribution in favour of ADC in the amount received by it from Aber LP and ADM Newco in respect of the Special Distributions declared and paid by Aber LP and ADM Newco;

        (3)
        ADC shall contribute the full amount of the Special Distribution received by it from ADM to QuebecCo as additional equity and shall cause QuebecCo to immediately advance such amount to ADM as subordinated Indebtedness (which Indebtedness shall, for greater certainty, be subject to compliance with the provisions of Section 11.2(b)(xii)) and/or equity, so that ADM receives such amount on the same Business Day as the day on which the Aber LP Special Distribution was declared and paid;

        (4)
        in the event QuebecCo contributes amounts to ADM as equity pursuant to item (3) above, ADC shall cause QuebecCo to pledge any shares of ADM received by it to the Collateral Agent and to deliver to the Collateral Agent the share certificates evidencing such shares;

25

          (5)
          ADM shall promptly upon receipt of the loan or equity from QuebecCo pursuant to item (3) above, contribute 1% of the amount so received to ADM Newco as additional equity;

          (6)
          ADM shall promptly contribute 99% of the loan or equity proceeds received from QuebecCo to Aber LP as an additional contribution to capital and shall cause ADM Newco to forthwith contribute the amount received from ADM pursuant to item (5) above to Aber LP as an additional contribution to capital; and

          (7)
          ADM shall cause Aber LP to deposit all amounts received by it pursuant to item (6) above to the Cash Call Account and to then pay such amounts to the Joint Account to satisfy the applicable Manager's Cash Call; and

        (C)
        all payments of Special Distributions and other amounts contemplated in this Section 11.2(u)(i) shall be made through accounts of Aber LP, ADM, ADM Newco and ADC that are maintained with the Administrative Agent.

        The Lenders agree to waive compliance with Section 8.3 of the Credit Agreement to the extent non-compliance results from the payment of the Special Distribution;"

    (ii)
    contemporaneously with the entering into of this First Amendment to Credit Agreement, ADM shall be permitted to pay a dividend to ADC in the amount of Cdn.$116,000,000 and effect a return of capital to ADC in the amount of Cdn.$100,000,000 (collectively, the "Payment Amount") subject to the following conditions:

    (A)
    ADC shall obtain a daylight loan from the Administrative Agent (the "ADC Daylight Loan") in an amount equal to the Payment Amount;

    (B)
    ADC shall invest the Payment Amount received under (A) above in QuebecCo as equity;

    (C)
    immediately upon completion of item (B), ADC shall cause QuebecCo to make a subordinated intercompany loan to ADM in an amount equal to the Payment Amount (which intercompany loan shall, for greater certainty, be subject to compliance with the provisions of Section 11.2(b)(xii));

26

      (D)
      immediately upon receipt of the loan proceeds referenced in item (C) above, ADM will pay a dividend and return capital to ADC in an amount equal to the Payment Amount;

      (E)
      forthwith upon receipt, ADC will pay the amount of the dividend received from ADM in item (D) above to the Administrative Agent to repay the ADC Daylight Loan; and

      (F)
      contemporaneously with the entering into of this First Amendment to Credit Agreement, each of ADC, QuebecCo and ADM will provide irrevocable directions to the Administrative Agent to effect the transfers of the Payment Amount as contemplated in items (A) through (E) inclusive above."

    (iii)
    If (A) ADC invests in QuebecCo, (x) amounts received by ADC from ADM pursuant to Section 11.2(l) hereof, (y) other free cash available to ADC (excluding, for greater certainty, amounts received by ADC pursuant to Sections 11.2(u)(i) and (ii) or amounts received in contravention of the provisions of Section 11.2(l)) or (z) amounts drawn by ADC under the Revolving Credit Facility (such amounts in items (x), (y) and (z) referred to as "Free Cash Amounts") and (B) QuebecCo advances such Free Cash Amounts to ADM as subordinated intercompany Indebtedness (which intercompany Indebtedness shall, for greater certainty, be subject to compliance with the provisions of Section 11.2(b)(xii)) or as equity;

    1)
    ADM may contribute up to 1% of any such Free Cash Amount so received to ADM Newco as equity;

    2)
    ADM may contribute up to 99% of any such Free Cash Amount so received to Aber LP as additional capital and cause ADM Newco to contribute the amount received pursuant to item 1) above to Aber LP as additional capital;

    3)
    Aber LP may deposit the amounts received in item 2) above to the Cash Call Account;

    4)
    Provided no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur or could reasonably be expected to occur as a result of the making of such payment, Aber LP may distribute from the Proceeds Account an amount equal to the Free Cash Amount to ADM and ADM Newco proportionately in accordance with their respective partnership interests and ADM shall cause ADM Newco to pay a dividend to ADM in an amount equal to ADM Newco's share thereof;

27

      5)
      Provided no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur or could reasonably be expected to occur as a result of the making of such payment, ADM may pay the amount received by it under item 4) above to ADC by way of dividend, return of capital, interest on intercompany Indebtedness or as a loan.

2.8   Section 12.1

Section 12.1 of the Credit Agreement is amended as follows:

(a)
Section 12.1(b) is amended by inserting, after the reference to "ADM" therein, the words "or Aber LP";

(b)
Section 12.1(c) is amended by inserting, after the reference to "ADM" in the first line thereof, the words "or Aber LP";

(c)
Section 12.1(d) is amended by inserting, after the reference to "ADM" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(d)
Section 12.1(e) is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(e)
Section 12.1(f) is amended by inserting, after the reference to "ADM" in the first line thereof, the words "Aber LP, ADM Newco, QuebecCo";

(f)
Section 12.1(g) is amended by deleting the reference to "ADM" and replacing it with "Aber LP";

(g)
Section 12.1(h) is amended as follows:

  (i)
  by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (ii)
  by inserting, after the reference to "ADM" in the second line of subsection (ii) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

  (iii)
  by inserting, after the reference to "ADM" in the third line of subsection (iii) thereof, the words ", Aber LP, ADM Newco, QuebecCo";

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    (iv)
    by inserting, after the references to "ADM" in the fourth, fifth and seventh lines of subsection (iv) thereof, the words ", Aber LP, ADM, Newco, QuebecCo";

(h)
Section 12.1(j) is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP";

(i)
Section 12.1(k) is amended by inserting, after the reference to "ADM" in the second line thereof, the words "or Aber LP";

(j)
Section 12.1(l) is amended by inserting, after the reference to "ADM" in the fifth line thereof, the words "or Aber LP";

(k)
Section 12.1(m) is amended by inserting, after the reference to "ADC" in the third line thereof, the words ", Aber LP, ADM Newco, QuebecCo";

(l)
Section 12.1(q) is amended by inserting, after the reference to "ADM" in the eighth line thereof, the words ", Aber LP"; and

(m)
Section 12.1(r) is amended by inserting, after the reference to "ADM" in the third line thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.9   Section 12.2

Section 12.2(a) of the Credit Agreement is amended by inserting, after the reference to "ADC" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.10 Section 12.4

Section 12.4 of the Credit Agreement is amended by inserting, after the reference to "ADM" in the first line thereof, the words ", Aber LP".

2.11 Section 13.2

Section 13.2 of the Credit Agreement is amended as follows:

(a)
by deleting the reference to "ADM" in the first line of Section 13.2(a) and replacing it with the words "each of ADM and Aber LP";

(b)
by inserting, after the references to "ADM" in the fourteenth and twentieth lines of Section 13.2(a), the words "or Aber LP"; and

(c)
by deleting the reference to "ADM's" in the second line of Section 13.2(b) and replacing it with the words "Aber LP's".

2.12 Section 13.3

Section 13.3 of the Credit Agreement is amended by inserting, after the word "Borrowers" in the first line thereof, the words "and each of Aber LP, ADM Newco and QuebecCo".

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2.13 Section 13.4

Section 13.4 of the Credit Agreement is amended by inserting, after the word "Borrowers" in each instance it appears in the second line thereof, the words "and each of Aber LP, ADM Newco and QuebecCo".

2.14 Section 14.1

Section 14.1 of the Credit Agreement is amended as follows:

(a)
by inserting, after the references to "ADM" in the fourth and eighth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo"; and

(b)
by inserting, after the second reference to "ADM's" in the fifth line thereof, the words "Aber LP's, ADM Newco's, QuebecCo's".

2.15 Section 14.4

Section 14.4 of the Credit Agreement is amended by inserting, after the reference to "ADC" in the first, second and fourth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.16 Section 15.1

Section 15.1 of the Credit Agreement is amended as follows:

(a)
by designating the existing provision in Section 15.1 as Section 15.1(a), and

(b)
by inserting a new Section 15.1(b) as follows:

30

"Each of the Lenders, Hedging Lenders and Agents (collectively, the "Secured Party Beneficiaries") (other than the Collateral Agent) hereby designates and appoints the Collateral Agent to hold the Security Documents for the benefit of the Secured Party Beneficiaries. Without limiting the generality of the foregoing, for the purposes of creating a solidarité active in accordance with Article 1541 of the Civil Code of Québec, between each Secured Party Beneficiary (other than the Collateral Agent), taken individually, on the one hand, and the Collateral Agent, on the other hand, each such Secured Party Beneficiary acknowledges and agrees with the Collateral Agent that such Secured Party Beneficiary and the Collateral Agent are hereby conferred the legal status of solidary creditors of the Borrowers, Aber LP and each Guarantor in respect of all indebtedness, liabilities and obligations of the Borrowers, Aber LP and the Guarantors, including, without limitation, the Obligations, arising under or in connection with the Loan Documents, owed to such Secured Party Beneficiary and the Collateral Agent (collectively, the "Solidary Claim"). Accordingly, but subject (for the avoidance of doubt) to Article 1542 of the Civil Code of Québec, each of the Borrowers, Aber LP and the Guarantors are irrevocably bound towards the Collateral Agent and each other Secured Party Beneficiary in respect of the entire Solidary Claim of the Collateral Agent and such Secured Party Beneficiary. As a result of the foregoing, each Secured Party Beneficiary (other than the Collateral Agent) and the Collateral Agent acknowledge that the Collateral Agent and each other Secured Party Beneficiary shall at all times have a valid and effective right of action for the entire Solidary Claim of the Collateral Agent and such Secured Party Beneficiary and the right to give full acquittance for it. Accordingly, without limiting the generality of the foregoing, the Collateral Agent, as solidary creditor with each other Secured Party Beneficiary, shall at all times have a valid and effective right of action in respect of all indebtedness, liabilities and obligations of the Borrowers, Aber LP and the Guarantors, including without limitation, the Obligations, arising under or in connection with the Loan Documents, to the Collateral Agent and the other Secured Party Beneficiaries or any of them and the right to give a full acquittance for same. Each of the Borrowers, the Guarantors and Aber LP also acknowledges and agrees with the stipulations hereinabove provided. Similarly (a) by its execution and delivery to the Collateral Agent of a secured hedger confirmation in substantially the form attached hereto as Schedule "Z" (a "Secured Hedger Confirmation"), the Person executing such Secured Hedger Confirmation shall be deemed to have accepted the stipulations hereinabove provided and; (b) by its execution and delivery to the Administrative Agent of an Assignment and Acceptance Agreement in accordance with the provisions of Section 16.3(a)(vi), the assignee shall be deemed to have accepted the stipulations hereinabove provided. Each Secured Party Beneficiary hereby (a) agrees that the Security Documents shall be held by the Collateral Agent for the ratable benefit of the Secured Party Beneficiaries as solidary creditor as hereinabove set forth; and (b) agrees that any proceeds from any realization of any property, assets or undertakings of any Person in respect of which any Secured Party Beneficiary shall have a Lien pursuant to the Loan Documents shall be applied as between the Secured Party Beneficiaries, in accordance with the provisions of this Agreement."

2.17 Section 15.2

Section 15.2 of the Credit Agreement is amended as follows:

(a)
by inserting, after the reference to "ADM" in subsection 15.2(a)(iii), the words ", Aber LP, ADM Newco, QuebecCo"; and

(b)
by inserting, after the references to "ADM" in the third and fourth lines of Section 15.2(d), the words ", Aber LP, ADM Newco, QuebecCo".

2.18 Section 15.10

Section 15.10 of the Credit Agreement is amended by inserting, after the references to "ADM" in the third and twentieth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.19 Section 15.11

Section 15.11 of the Credit Agreement is amended by inserting, after the reference to "ADM", the words ", Aber LP, ADM Newco, QuebecCo".

31

2.20 Section 15.12

Section 15.12 of the Credit Agreement is amended by inserting, after the references to "ADM" in the second and sixth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.21 Section 15.15

Section 15.15 of the Credit Agreement is amended by inserting, after the references to "ADM" in the second and fourth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.22 Section 15.16

Section 15.16 of the Credit Agreement is amended by inserting, after the reference to "ADC" in the second line thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.23 Section 16.1

Section 16.1 of the Credit Agreement is amended by inserting, after the references to "ADM" in the second and third lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.24 Section 16.4

Section 16.4 of the Credit Agreement is amended by inserting, after the references to "ADM" in the first, fifth, seventh and tenth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.25 Section 17.2

Section 17.2 of the Credit Agreement is amended as follows:

(a)
by inserting, after the references to "ADM" in the second, sixth, eleventh, fourteenth, eighteenth and twenty first lines of Section 17.2(a), the words ", Aber LP, ADM Newco, QuebecCo";

(b)
by deleting the reference to "ADC" in the first line of Section 17.2(b) and replacing it with the words "Each of ADC, ADM Newco, QuebecCo and Aber LP";

(c)
by inserting, after the references to "ADC" in the fifth and tenth lines of Section 17.2(b), the words ", ADM Newco, QuebecCo and Aber LP"; and

(d)
by inserting, after the reference to "ADM" in the fifteenth line of Section 17.2(b), the words ", Aber LP, ADM Newco, QuebecCo".

32

2.26 Section 17.3

Section 17.3(a) of the Credit Agreement is amended by inserting, after the references to "ADM" in the eighth and eighteenth lines thereof, the words ", Aber LP, ADM Newco, QuebecCo".

2.27 Section 18.1

Section 18.1 of the Credit Agreement is amended as follows:

(a)
by inserting after Section 18.1(b), a new Section 18.1(c) as follows:

  "(c)
  Each of Aber LP, ADM Newco and QuebecCo hereby (i) unconditionally and irrevocably guarantees, and (ii) agrees that it is jointly and severally (solidarily) liable and obligated with each other and with ADM and ADC to the Agents, the Lenders and the Hedging Lenders for (x) the due and punctual payment of all Accommodations Outstanding, interest, fees and all other amounts payable by ADM and/or ADC to the Agents or the Lenders under this Agreement, or any portion thereof, and (y) the due and punctual payment and performance of all other Obligations of ADM and/or ADC to the Agents and/or the Lenders and/or the Hedging Lenders.";

(b)
by renumbering Section 18.1(c) and 18.1(d) as 18.1(d) and 18.1(e) respectively;

(c)
by inserting, after the reference to "ADC" in the first line of what, after the renumbering referred to in paragraph (b) above, is now Section 18.1(d), the words ", Aber LP, ADM Newco, QuebecCo"; and

(d)
by inserting, after the references to "ADM" in what, after the renumbering referred to in paragraph (b) above, are now subsections 18.1(d)(i)(C), 18.1(d)(iii) and 18.1(e), the words ", Aber LP, ADM Newco, QuebecCo".

2.28 Section 19.6

Section 19.6 of the Credit Agreement is amended as follows:

(a)
by inserting, after the reference to "ADM" in the first line of Section 19.6(b), the words ", ADM Newco and Aber LP";

(b)
by inserting, after the first reference to "ADC" in the third line of Section 19.6(b), the words "and QuebecCo"; and

(c)
by inserting, after the reference to "ADM" in the twenty-first line of Section 19.6(c), the words ", Aber LP".

33

2.29 Schedule "A"

Schedule "A" to the Credit Agreement is deleted and the form of Schedule "A" attached to this First Amendment to Credit Agreement shall be substituted therefor.

2.30 Schedule "U"

Schedule "U" to the Credit Agreement is amended by inserting, after the word "thereto" at the end of subsection 3(f) thereof, the words "and, without limiting the generality of the foregoing, hereby confirms that it accepts the provisions relating to solidarité active set forth in Section 15.1 of the Credit Agreement".

2.31 Schedule "V"

Schedule "V" to the Credit Agreement is deleted and the form of Schedule "V" attached to this First Amendment to Credit Agreement shall be substituted therefor.

2.32 Schedule "W"

Schedule "W" to the Credit Agreement is deleted and the form of Schedule "W" attached to this First Amendment to Credit Agreement shall be substituted therefor.

2.33 Schedule "X"

Schedule "X" to the Credit Agreement is deleted and the form of Schedule "X" attached to this First Amendment to Credit Agreement shall be substituted therefor.

2.34 Schedule "Z"

The Credit Agreement is amended by adding, as Schedule "Z" thereto, the form of Schedule "Z" attached to this First Amendment to Credit Agreement.

ARTICLE III — CONDITIONS TO EFFECTIVENESS

3.1   Conditions to Effectiveness

This First Amendment to Credit Agreement shall become effective only upon the satisfaction of all of the conditions precedent set out below which conditions are inserted for the sole benefit of the Lenders and may only be waived by the Lenders:

(a)
the Borrowers, ADM Newco, QuebecCo and Aber LP shall deliver or cause to be delivered to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, each of the documents listed in Appendix 1 hereto (except those noted as post-closing maters) together with any other document or agreement which the Lenders may require in order for this First Amendment to Credit Agreement to be effective.

34

ARTICLE IV — REAFFIRMATION OF OBLIGATIONS

4.1   Reaffirmation of Obligations

Each of ADM and ADC, reaffirms its respective obligations under the Credit Agreement and confirms its respective obligations remain in full force and effect, in each case after giving effect to the amendments provided for herein.

4.2   Confirmation of Obligations

Each of Aber LP, ADM Newco and QuebecCo hereby accepts, assumes and acknowledges all of the positive and negative covenants, representations and warranties and other obligations to which it is now subject as a party to the Credit Agreement to the same extent as if it had been an original signatory thereto.

4.3   Reaffirmation of Representations and Warranties and Ratification

As of the date of the execution of this First Amendment to Credit Agreement and after giving effect to the amendments and agreements provided for herein each of ADM, ADM Newco, Aber LP, QuebecCo and ADC hereby represents and warrants that (a) there exists no Default or Event of Default under the Credit Agreement; and (B) its representations and warranties contained in Article 10 of the Credit Agreement are true and correct as at the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date in which case such representation and warranty shall be true and correct on and as of such earlier date. Each of the parties hereto hereby ratifies and confirms that any and all Security Documents granted prior to the execution of the First Amendment are being held by the Collateral Agent as solidary creditor in accordance with Section 15.1(b) of the Credit Agreement, as amended hereby.

ARTICLE V — NO OTHER AMENDMENT

5.1   No Other Amendment

Except to the extent expressly set forth herein, no amendment of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied.

ARTICLE VI — MISCELLANEOUS

6.1   One Agreement

The Credit Agreement shall be read and construed in conjunction with this First Amendment to Credit Agreement as though the Credit Agreement and this First Amendment to Credit Agreement were one and the same instrument.

35

6.2   No Merger or Novation

Save as expressly amended by this First Amendment to Credit Agreement, the terms of the Credit Agreement remain in full force and effect, unamended. All Loan Documents remain in full force and effect, there being no novation or merger of the Credit Agreement or the Loan Documents.

6.3   Counterparts

This First Amendment to Credit Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

6.4   Governing Law

This First Amendment to Credit Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without regard to its conflict of laws principals, and the federal laws of Canada applicable therein.

[balance of page intentionally left blank]
[signature pages to follow]

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

BORROWER AND GUARANTOR

ABER DIAMOND MINES LTD.
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

BORROWER AND GUARANTOR

ABER DIAMOND CORPORATION
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

GUARANTOR

4286791 CANADA INC.
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

GUARANTOR

6355137 CANADA INC.
[address deleted]

Per:	(signed) "Alice Murphy" Authorized Signing Officer

[address and contacts deleted]

GUARANTOR

ABER DIAMOND LIMITED PARTNERSHIP
[address deleted]
By its general partner, ABER DIAMOND MINES LTD.

Per:	(signed) "Wendy Kei" Authorized Signing Officer

[address and contacts deleted]

ADMINISTRATIVE AGENT

THE BANK OF NOVA SCOTIA
[address deleted]

Per:	(signed) "Robert Boomhour"
Name:	Robert Boomhour
Title:	Director
Per:	(signed) "Tim Decker"
Name:	Tim Decker
Title:	Associate Director

TECHNICAL AGENT AND SYNDICATION AGENT

CANADIAN IMPERIAL BANK OF COMMERCE
[address deleted]

Per:	(signed) "Scott Curtis"
Name:	Scott Curtis
Title:	Executive Director
Per:	(signed) "Jens Paterson"
Name:	Jens Paterson
Title:	Director

[address and contacts deleted]

COLLATERAL AGENT AND DOCUMENTATION AGENT

BANK OF MONTREAL
[address deleted]

Per:	(signed) "R. Wright"
Name:	R. Wright
Title:
Per:
Name:
Title:

[address and contacts deleted]

LENDER

THE BANK OF NOVA SCOTIA
[address deleted]

Per:	(signed) "Ray Clarke"
Name:	Ray Clarke
Title:	Director
Per:	(signed) "Michael K. Eddy"
Name:	Michael K. Eddy
Title:	Director-Mining

[address and contacts deleted]

LENDER

1.     CANADIAN IMPERIAL BANK OF COMMERCE

        [address deleted]

2.     CANADIAN IMPERIAL BANK OF COMMERCE

        [address deleted]

Per:	(signed) "Scott Curtis"
Name:	Scott Curtis
Title:	Executive Director
Per:	(signed) "Jens Paterson"
Name:	Jens Paterson
Title:	Director

[address and contacts deleted]

LENDER

BANK OF MONTREAL
[address deleted]

Per:	(signed) "R. Wright"
Name:	R. Wright
Title:
Per:
Name:
Title:

[address and contacts deleted]

LENDER

BAYERISCHE HYPO-UND VEREINSBANK AG
[address deleted]

Per:	(signed) "Sabine Lehan"
Name:	Sabine Lehan
Title:	Vice President
Per:	(signed) "Wolfram Schieder"
Name:	Wolfram Schieder
Title:	Managing Director

[address and contacts deleted]

LENDER

KfW
[address deleted]

Per:	(signed) "Stefan Eitel"	Per:	(signed) "Uwe Rotthoff"
Name:	Stefan Eitel	Name:	Uwe Rotthoff
Title:	First Vice President	Title:	Senior Manager

[address and contacts deleted]

LENDER

THE ROYAL BANK OF SCOTLAND plc
[address deleted]

Per:	(signed) "Graham Boreham"
Name:	Graham Boreham
Title:	Associate Director

[address and contacts deleted]

LENDER

SOCIÉTÉ GÉNÉRALE (CANADA)
[address deleted]

Per:	(signed) "Francois Laliberte" Authorized Signing Officer
Per:	(signed) "Cynthia Hansen" Authorized Signing Office

[address and contacts deleted]

LENDER

N M ROTHSCHILD & SONS LIMITED
[address deleted]

Per:	(signed) "N. A. Wood" Authorized Signing Officer
Per:	(signed) "John Sealy" Authorized Signing Officer

[address and contacts deleted]

[Appendix and Schedules Omitted]

S-

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